

2004 ANNUAL REPORT

PE

12-31-04

AR/



PROCESSING
2005
SECTION



05048979



PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

FINANCIAL HIGHLIGHTS

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	2004	2003	2002	CHANGE 04/03	CHANGE 03/02
FOR THE YEAR					
Revenues	$ 1,988,575	$ 1,957,525	$ 1,962,688	1.6 %	(0.3 %)
Net income	$ 234,580	$ 217,050	$ 177,355	8.1 %	22.4 %
Operating income per share(1)	$ 3.32	$ 2.79	$ 2.48	19.0 %	12.5 %
Net income per share	$ 3.30	$ 3.07	$ 2.52	7.5 %	21.8 %
AT YEAR END					
Total assets	$ 27,211,378	$ 24,517,615	$ 21,893,403	11.0 %	12.0 %
Share-owners' equity excluding accumulated other comprehensive income(2)	$ 1,870,016	$ 1,669,559	$ 1,484,788	12.0 %	12.4 %
Share-owners' equity per share excluding accumulated other comprehensive income(2)	$ 26.93	$ 24.20	$ 21.62	11.3 %	11.9 %
Market price of common stock	$ 42.69	$ 33.84	$ 27.52	26.2 %	23.0 %

RATINGS

As of the date of this report, the Company's principal operating subsidiary, Protective Life Insurance Company, has insurer financial strength ratings of A+ (Superior) from A.M. Best, AA (Very Strong) from Standard & Poor's, AA- (Very Strong) from Fitch, and Aa3 (Excellent) from Moody's Investors Services. Each of these independent rating agencies has assigned its rating based on a variety of factors, including Protective's operating performance, asset quality, financial flexibility and capitalization. For current information: www.protective.com.

(1) Operating income per diluted share is calculated by dividing operating income as defined below by the number of weighted average diluted shares outstanding for the period indicated. Operating income differs from the GAAP measure, net income, in that it excludes realized investment gains (losses) related to certain derivative financial instruments, and the cumulative effect of change in accounting principle. Operating income is defined as net income, excluding net realized investment gains (losses) and the related amortization of deferred policy acquisition costs ("DAC"), gains (losses) on derivative instruments, and the cumulative effect of change in accounting principle. Periodic settlements of interest rate swaps associated with corporate debt and certain investments are included in realized gains (losses) but are considered part of operating income because the swaps are used to mitigate risk in items affecting operating income. Management believes that operating income provides relevant and useful information to investors, as it represents the basis on which the performance of the company's business is internally assessed. Although the items excluded from operating income may be significant components in understanding and assessing the company's overall financial performance, management believes that operating income enhances an investor's understanding of the company's results of operations. For a reconciliation of operating income per share to net income per share, please see page 14 of this annual report.

(2) As prescribed by GAAP, certain investments are recorded at their market values with the resulting unrealized gains (losses) affected by a related adjustment to DAC, net of income tax, reported as a component of share-owners' equity. The market values of fixed maturities increase or decrease as interest rates change. The Company believes that an insurance company's share-owners' equity may be difficult to analyze without disclosing the effects of recording accumulated other comprehensive income, including unrealized gains (losses) on investments. Therefore, the Company reports the non-GAAP measures share-owners' equity excluding accumulated other comprehensive income and share-owners' equity per share excluding accumulated other comprehensive income, including unrealized gains (losses) on investments. These non-GAAP measures may be reconciled to the GAAP measures, share-owners' equity and share-owners' equity per share by including accumulated other comprehensive income, including unrealized gains (losses) on investments. For a reconciliation of share-owners' equity excluding accumulated other comprehensive income and share-owners' equity per share excluding accumulated other comprehensive income to share-owners' equity and share-owners' equity per share, respectively, please see page 14 of this annual report.

This document includes "forward-looking statements" which express expectations of future events and/or results. All statements based on future expectations rather than historical facts are forward-looking statements that involve a number of risks and uncertainties, and the Company cannot give assurance that such statements will prove to be correct. Please refer to "Forward-Looking Statements – Cautionary Language" and "Known Trends and Uncertainties" included in the Company's Annual Report on form 10-K included herein for more information about factors which could affect future results.

The Company has filed the CEO and CFO Certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K.

The Company has filed the CEO Certification required by the New York Stock Exchange ("NYSE") stating that the CEO is not aware of any violation by the Company of any NYSE corporate governance listing standard.

DOING THE

Right Thing

IS SMART BUSINESS®

Operating/Net Income
Per Share



Operating
Net
$2.32
$2.15
$1.47
$2.21
$2.52
$2.48
$3.07
$2.79
$3.30
$3.32
00
01
02
03
04

Assets



(IN BILLIONS)
$15.1
$19.7
$21.9
$24.5
$27.2
00
01
02
03
04

PROTECTIVE'S BUSINESS AT A GLANCE

Book Value Per Share



$18.05
$19.63
$21.62
$24.20
$26.93
00
01
02
03
04

EXCLUDING FAS 115 ADJUSTMENTS AND
ACCUMULATED OTHER COMPREHENSIVE INCOME

Consolidated Statutory
Capital & Surplus



(IN MILLIONS)
$732
$883
$1,042
$1,305
$1,512
00
01
02
03
04

INCLUDES ASSET VALUATION RESERVE

Please refer to Financial Summary information on page 14 for reconciliation of operating income to net income and book value per share (share-owners' equity per share) excluding FAS 115 adjustments and accumulated other comprehensive income to share-owners' equity per share.

LIFE MARKETING

MAJOR PRODUCTS
Term Life Insurance
Universal Life Insurance
Variable Universal Life Insurance

DISTRIBUTION
Brokerage General Agents
Independent Personal Producing General Agents
Stockbrokers
Direct Response Marketers


Life Marketing
Operating Income
(IN MILLIONS)
$76.6
$89.6
$125.6
$159.2
$165.9
00
01
02
03
04

PROTECTIVE has achieved industry-leading growth in earnings and strong, consistent growth in assets and share-owners' equity. Over the last decade, life insurance sales have been growing at a compounded annual rate of more than 23%.

Our primary business lines are life insurance, annuities, stable value products, and asset protection products. Our strategy is to focus on delivering outstanding value to our customers by providing them with high quality, competitively priced risk management products. We distribute these products nationwide through diverse distribution systems.

ACQUISITIONS

MAJOR PRODUCTS
Closed blocks of traditional life and annuity products


Acquisitions
Operating Income
(IN MILLIONS)
$52.8
$68.0
$95.1
$95.2
$87.3
00
01
02
03
04

ANNUITIES

MAJOR PRODUCTS
Market Value Adjusted Annuities
Immediate Annuities
Variable Annuities

DISTRIBUTION
Regional Stockbrokers
Banks


Annuities
Operating Income
(IN MILLIONS)
$15.2
$16.9
$15.7
$13.4
$16.5
00
01
02
03
04

STABLE VALUE PRODUCTS

MAJOR PRODUCTS
Guaranteed Investment Contracts
Funding Agreements
Registered Retail Funding Agreement-backed Notes

DISTRIBUTION
Consultants
Brokers
Financial Intermediaries


Stable Value Products
Operating Income
(IN MILLIONS)
$31.2
$33.2
$42.3
$38.9
$53.2
00
01
02
03
04

ASSET PROTECTION

MAJOR PRODUCTS
Vehicle Service Contracts
Marine Service Contracts
Credit Insurance

DISTRIBUTION
Automobile Dealers
Marine Dealers


Asset Protection
Operating Income (Loss)
(IN MILLIONS)
$31.1
$36.3
$20.2
$19.1
00
01
02
03
04
$(14.8)

All operating income amounts are before income tax.



"Our strategy is to offer solid, basic products that deliver outstanding, long-term consumer value. We believe this focus will enable us to achieve consistent, long-term growth."

JOHN D. JOHNS

TO OUR SHARE OWNERS

Protective Life Corporation achieved record results in 2004. Operating income, net income, Share Owners' equity and assets rose to the highest levels in the company's history. Operating income rose 19%, increasing from $2.79 per share in 2003 to $3.32 per share this year. Net income increased 7.5% to $3.30 per share, up from $3.07 per share in 2003. Operating return on equity was 13.4% compared to 12.6% in 2003.

Over the last decade, our operating earnings per share grew at a compounded annual rate of 11.6%, and net income per share grew at a compounded annual rate of 10.0%. During that same period, our assets grew at a compounded annual rate of 16.1% and our book value per share at a compounded annual rate of 14.6%. Our consistent, long-term growth in these measures reinforces and confirms our core belief: "Doing the right thing is smart business."®

HIGHLIGHTS FOR THE YEAR

We achieved solid results in our life insurance marketing operations during the year, reflecting the strength of our Protective Life, Empire General and West Coast Life brands. Pretax operating income rose to $165.9 million, an increase of 4.2% compared to 2003. Excluding a $12.3 million non-recurring reinsurance recovery in 2003, results in our core life operations actually improved 12.9% during the year.

Life Insurance Sales

(IN MILLIONS)


$161
$164
$224
$290
$262
00
01
02
03
04

We continued to focus on strengthening and expanding our relationships with high-quality distributors and refining our life insurance product portfolio. Our efforts yielded sales growth of 11.4% in the independent agent sales channel and 27.2% growth in the stockbroker sales channel. Our sales of term and universal life insurance for the year totaled $262 million, the second highest level in the company's history, although they were down compared to the very robust levels achieved in 2003. Our life sales have grown at a compounded annual rate of 23.8% over the last decade, significantly outpacing the industry.

Pretax operating income in our Acquisitions segment for the year was $87.3 million, compared to $95.2 million in 2003. Since 1989, we have deployed over $700 million of capital in 16 transactions. We were disappointed that we were unable to close on an acquisition during the year, but we are well positioned both in terms of capital and administrative capacity to continue to pursue acquisitions in 2005. We remain confident that our experience and administrative capacities give us a competitive edge and that over time we will continue to supplement our growth with profitable block acquisitions.

Stable Value Account Balances

(IN MILLIONS)



$3,178
$3,716
$4,019
$4,677
$5,563
00
01
02
03
04

Our Stable Value Products segment ended the year with a record account balance of $5.6 billion, an increase of almost $900 million. Pretax operating earnings increased 36.6% to a record $53.2 million, compared to $38.9 million in 2003. Our spread widened to 107 basis points during the year as higher-cost liabilities maturing during the year were replaced with lower cost product. Near the end of 2003, our Stable Value team launched a new stable value product line: the registered funding agreement-backed note. We issued $532 million of this product on a retail basis during 2004. We also successfully introduced a registered retail note with an inflation protection feature during the year. The registered notes were distributed on a very cost-effective basis through more than 150 broker-dealers, and this program should serve as a platform for additional growth.

Annuity Funds Under Management

(IN BILLIONS)



Variable
Fixed
$3.9
$4.3
$4.7
$5.1
$5.7
00
01
02
03
04

Earnings and sales improved in our Annuities line of business. The segment produced 2004 pretax operating income of $16.5 million, compared to $13.4 million in 2003, an increase of 23.1%. Annuity sales improved 41.2% to

$726.1 million in 2004. Fixed annuity sales increased significantly during the year. Although variable annuity sales were down when compared to the prior year, we successfully redesigned our variable annuity product portfolio, and we experienced year-over-year growth in variable product sales in the second half of the year.

At the heart of our new variable annuity product portfolio is a focus on consumer value. We have streamlined our products to lower fees and reward consumers for persistency. In addition, we introduced net-amount-at-risk pricing for the death benefit offered in this product line. This is a pricing option that lets customers "pay for what they use," instead of paying ever escalating fees for a benefit that may be "out of the money." We are very excited about our new portfolio of variable annuity products and believe the positive reaction to this product design – which better aligns the interests of the distributor, customer and our company – is further evidence that "Doing the right thing is smart business."®

The aggressive steps we took in 2003 to restructure our Asset Protection segment continue to translate into improved operating results. The segment reported pretax operating income of $19.1 million during the year, an increase of almost 35% over the prior year when one-time gains from the sale of inactive insurance charters are excluded.

Results in our extended service contract line improved significantly, contributing $18.7 million to pretax income in 2004 compared to $9.7 million in 2003. We have focused on improving our claims management processes and have taken substantial pricing actions over the last few years, both of which have contributed to positive underwriting results and improved profitability.

We had disappointing results in our credit insurance line during the year, reporting a loss of $0.4 million compared to pretax operating income of $4.5 million in 2003. We are working aggressively to improve operational efficiency, and we expect to see improved results in this line during 2005.

We strengthened reserves in the run-off residual value line of business during 2004. Reserve strengthening in this line totaled $9.4 million in 2004 compared to $28.4 million in 2003. Although average used car prices improved in 2004, our portfolio of vehicles contains a higher proportion of SUVs and luxury vehicles than the industry average; those product lines experienced declines in value during the year. While the results in this line continue to disappoint, the portfolio runs off very rapidly over the next couple of years, and we believe that our exposure to the used car market is manageable.

Our overall investment performance was excellent in 2004. We ended the year without any material credit defaults in our securities portfolio. Even though interest rates remained near historic low levels and credit spreads tightened dramatically, our securities portfolio achieved solid results. In addition, we continue to achieve superior performance in our commercial mortgage loan portfolio with participating mortgage income reaching almost $29 million in 2004, the second highest level in the company's history.


Invested Assets
(IN BILLIONS)
$10.2
$13.3
$15.5
$17.4
$19.4
00
01
02
03
04

OUTLOOK

We expect continued solid growth in 2005 and beyond. Every company in our industry faces many significant challenges, including historically low interest rates, a flattening yield curve, tight credit spreads, overall hardening of the reinsurance market, regulatory uncertainty and strong competitive pressures on pricing and profit margins. Despite these challenges, we are optimistic that we will find ways to address these issues and continue to achieve earnings growth this year.

Our strategic focus continues to be on enhancing the value proposition we offer distributors and consumers. Our strategy is to offer solid, basic products that deliver outstanding, long-term consumer value. We believe this focus will enable us to achieve consistent, long-term growth. Execution of this strategy requires that we continue to focus on our core competencies, continue to increase the scale of our operations, drive down unit costs, continue to improve customer service, connect to and serve high-quality, diverse distribution systems, maintain a high-level of employee morale, and maintain a high-quality investment portfolio and a strong balance sheet.

In our life insurance marketing operations, we see sales moderating from the exceptional levels we have achieved in the recent past.



R. STEPHEN BRIGGS, EVP
JOHN D. JOHNS, CHAIRMAN, PRESIDENT, CEO
ALLEN W. RITCHIE, EVP AND CFO

While we see no reason we should not be a leading player in the term and universal life insurance segments, sales growth significantly higher than the industry's overall growth rate is neither sustainable over a long period of time, nor necessary to achieve our profitability growth objectives. Our challenge will be to balance growth in life sales with achieving reasonable returns and earning solid profit margins. Our plan is to do just that.

We will aggressively pursue acquisition opportunities in 2005. We believe that opportunities to buy blocks of business and small companies will continue to emerge as a result of industry consolidation and rationalization. We expect 2005 to be an active year for acquisition opportunities, and our acquisitions administration team is poised and ready. We have over $250 million in available capital, and we are currently exploring opportunities to collaborate on selected transactions with strategic partners, which will enable us to participate in even larger transactions.

We continue to see growth opportunities in our Stable Value segment. Our registered funding agreement-backed notes program should provide attractive sales opportunities and enable us to grow the business at attractive spread levels.

We expect growth in annuity sales in 2005. We expect our new variable annuity products to continue to gain momentum in the marketplace, as consumers and distributors are attracted to the value orientation and long-term benefits of the products. Additionally, we introduced an equity indexed annuity in the first quarter of 2005. We expect the new equity indexed annuity to contribute to sales and earnings



PROTECTIVE OPPORTUNITY COUNCIL

in 2005. Furthermore, we plan to sell more annuities through our agent-based distribution channels, which should enhance sales opportunities.

We see continued profitability in the Asset Protection segment. The steps taken over the last several years to exit non-core lines of business and improve the profitability of the continuing lines should provide opportunities for profitable growth in 2005.

We also expect the strong performance we have achieved in our investment operations to continue. We will continue to focus on addressing the challenges presented by the current low interest rate environment, a flattening yield curve and tight credit spreads. We will continue to achieve the right balance between short term profitability and long-term management of interest rate risks. We also expect continued excellent performance in our commercial mortgage operation.

At the risk of stating the obvious, the consistent, long-term growth we have enjoyed, and the overall positive results of 2004, were achieved by the people of Protective. They are a very special group of people. In my opinion, their energy, enthusiasm and commitment to our customers provide a tangible competitive advantage for our company.

We want Protective to always be a place where talent, hard work, good results, and commitment to our values are appreciated and rewarded. We want Protective to be the employer of choice for the best and brightest of the people available for employment wherever we do business.

To this end, we formed the Protective Opportunity Council in 2003. Members of the Opportunity Council are diverse in terms of gender, race, age, ethnic background, line of business, location and experience with Protective. The Council has been charged with identifying ways in which we can nurture our people and ensure that every employee has the opportunity to grow and develop to his or her full potential. This group's insights and recommendations are already helping us ensure that we are doing the best job possible of developing our people and satisfying the needs of the diverse customer base we serve.

We note with regret that Susan Molinari did not stand for reelection to our Board of Directors in 2004. Susan was an outstanding member of the board, and we will miss her good counsel and advice. We wish Susan the best in the future.

I must say that I feel very fortunate to be the CEO of Protective Life Corporation. It is a company with a rich tradition of community service and philanthropy that goes back through several generations of management. We sell great products at fair prices and provide tremendous value to our customers. We distribute our products through some of the finest professionals in our industry. Our people care deeply about the company and are first class in every respect. We have in place every ingredient needed for continued growth and success.

In closing, please know that we are most grateful for the support of our Share Owners, and we will do our best in 2005 to create solid value for you.

Respectfully yours,



John D. Johns
Chairman, President and Chief Executive Officer

MISSION & VALUES

Protective Life Corporation provides financial security through insurance and investment products. Our purpose is to enhance the quality of life of our customers, our share owners, and our people. We hold to three preeminent values – quality, serving people, and growth – which, by tradition and choice, transcend all others. They are the foundation of our aspirations, our plans, our best energies, and our life together in this Company.

QUALITY

The heart of quality is integrity. Quality is the cornerstone on which all our activity rests – quality products, services, people, and investments. We strive for superior quality and continuous quality improvement in everything we do.

SERVING PEOPLE

Serving people begins with being worthy of their trust. We find our ultimate reward in serving three groups:

Customers: Our customers come first. We prosper only to the extent that we create long-term relationships with satisfied customers. We do so in discerning their needs and responding to them; in providing high value, distinctive products; in prudent investment of policyholder funds; in systems, information, and counsel which help our customers solve problems; and in prompt, accurate, innovative, and courteous service which is the best in the business.

Share owners: Our share owners provide the equity essential for our success. We are stewards of their investment and must return a profit to them. Profit is essential for implementing our commitment to quality, serving people, and growth. It is a critical measurement of our performance. Our objective is to rank at the top of the industry in long-range earnings growth and return on equity.

Protective people: The accomplishment of our mission depends on building a community based on trust and teamwork. We want our people to enjoy their work and take pride in Protective, its mission and values. We are committed to opportunity and training for all to help us fulfill our potential; open, candid communication; the input, initiative, and empowerment of all people; the encouragement of one another; and creating a place where a zeal to serve our customers, share owners, and each other permeates the Company.

GROWTH

The keys to growth are resourcefulness, passion, and persistence. We are dedicated to long-term growth in sales, revenues, and profit, not only for our share owners, but also because it contributes to personal growth and development of Protective people. We achieve growth through innovative marketing superior service, and acquisitions. Growth is critical for improving quality and serving people. It is essential to maintaining a position of strength in our marketplace and attracting and retaining high-caliber people.

FIVE CARDINAL PRINCIPLES FOR BUILDING QUALITY

- Focus on the customer.
- Continuously improve.
- Equip, empower, and liberate people and trust their capability and willingness to improve quality.
- Concentrate on the long term, the whole process, and the team.
- Use statistical analysis to understand and continuously improve the process.

PROTECTIVE LIFE FOUNDATION

The Protective Life Foundation embodies Protective Life Corporation's core values of quality, serving people and growth – not only in the workplace, but also through its steadfast commitment to being a community leader in the areas of philanthropy and community service. Because of the Foundation's unwavering support of many organizations whose missions are simply to serve others, countless lives are influenced, enhanced and changed.

The Foundation's objectives are to contribute to the welfare and quality of the life of the local community; to be a corporate leader and pacesetter in giving; and, to work in partnership with other organizations, corporations and individuals in order to find solutions for some difficult human and economic situations. It supports a diverse spectrum of programs, with major emphasis being placed on civic and community endeavors, education and literacy, health and health initiatives focused primarily on research and collaboration, and the positive development of youth, especially youth-at-risk.

BOARD OF DIRECTORS

JOHN J. McMAHON, JR.
Chairman
Ligon Industries, LLC
(manufacturer of waste water treatment equipment, aluminum castings and hydraulic cylinders)
1987

JAMES S. M. FRENCH
Chairman of the Board and Chief Executive Officer
Dunn Investment Company
(materials, construction and investment holding company)
1996

JOHN D. JOHNS
Chairman of the Board, President and Chief Executive Officer
Protective Life Corporation
1997

DONALD M. JAMES
Chairman of the Board and Chief Executive Officer
Vulcan Materials Company
(construction materials and chemicals)
1997

J. GARY COOPER
Chairman of the Board and Chief Executive Officer
Commonwealth National Bank
(banking and financial services)
1999

H. CORBIN DAY
Chairman of the Executive Committee
Jemison Investment Co., Inc.
(diversified holding company and venture capital investment firm)
2000

W. MICHAEL WARREN, JR.
Chairman of the Board, President and Chief Executive Officer
Energen Corporation
(diversified energy holding company)
2001

MALCOLM PORTERA, PH.D.
Chancellor
The University of Alabama System
(higher education)
2003

THOMAS L. HAMBY
President, Alabama
BellSouth Corporation
(telecommunications)
2004

VANESSA LEONARD
Principal
Leonard Mitchell Consulting
(cost accounting consulting service)
Attorney at Law
(provider of legal services)
2004

WILLIAM A. TERRY
Principal
Highland Associates, Inc.
(SEC registered investment advisor)
President and Chairman of the Board
Highland Information Services, Inc.
(registered broker–dealer)
2004

EXECUTIVE OFFICERS

PROTECTIVE LIFE CORPORATION

JOHN D. JOHNS
Chairman of the Board, President and Chief Executive Officer

R. STEPHEN BRIGGS
Executive Vice President
Life and Annuity

ALLEN W. RITCHIE
Executive Vice President and Chief Financial Officer

RICHARD J. BIELEN
Senior Vice President, Chief Investment Officer and Treasurer

BRENT E. GRIGGS
Senior Vice President, Asset Protection

J. WILLIAM HAMER, JR.
Senior Vice President and Chief Human Resources Officer

T. DAVIS KEYES
Senior Vice President, Information Services

CAROLYN KING
Senior Vice President, Acquisitions

DEBORAH J. LONG
Senior Vice President, Secretary and General Counsel

WAYNE E. STUENKEL
Senior Vice President and Chief Actuary

CARL S. THIGPEN
Senior Vice President, Chief Mortgage and Real Estate Officer

STEVEN G. WALKER
Senior Vice President, Controller and Chief Accounting Officer

JUDY WILSON
Senior Vice President,
Stable Value Products

DOUGLAS K. ADAM
President, Empire General Life Assurance Corporation
President, West Coast Life Insurance Company

PRINCIPAL OPERATING SUBSIDIARIES

Protective Life Insurance Company

Empire General Life Assurance Corporation

West Coast Life Insurance Company

Protective Life and Annuity Insurance Company

First Protective Insurance Group, Inc.

ProEquities, Inc.

Lyndon Insurance Group, Inc., and affiliates

FINANCIAL SUMMARY

YEAR ENDED DECEMBER 31 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	2004	2003	2002
Income statement data			
Revenues	$ 1,988,575	$ 1,957,525	$ 1,962,688
Benefits and expenses	1,603,374	1,632,113	1,697,645
Income before income tax	385,201	325,412	265,043
Income tax expense	134,820	108,362	87,688
Net income from continuing operations[1]	250,381	217,050	177,355
Discontinued operations[2]			
Change in accounting principle[3]	(15,801)		
NET INCOME	$ 234,580	$ 217,050	$ 177,355
Balance sheet data			
Total assets	$ 27,211,378	$ 24,517,615	$ 21,893,403
Debt	$ 451,433	$ 461,329	$ 406,110
Subordinated Debentures[4]	$ 324,743	$ 221,650	$ 215,000
Share-owners' equity	$ 2,166,327	$ 2,002,144	$ 1,720,702
Accumulated other comprehensive income (loss)	$ 296,311	$ 332,585	$ 235,914
Share-owners' equity excluding accumulated other comprehensive income[5]	$ 1,870,016	$ 1,669,559	$ 1,484,788
Per share data[6]			
Operating income from continuing operations – diluted	$ 3.32	$ 2.79	$ 2.48
Realized investment gains (losses)	0.44	0.65	0.27
Derivative gains related to corporate debt and investments	(0.18)	(0.20)	(0.21)
Related amortization of deferred policy acquisition costs	(0.06)	(0.17)	(0.02)
Net income from continuing operations[1] – diluted	3.52	3.07	2.52
Discontinued operations[2]			
Change in accounting principle[3]	(0.22)		
NET INCOME – DILUTED	$ 3.30	$ 3.07	$ 2.52
Average shares outstanding – diluted	71,064,539	70,644,642	70,462,797
Cash dividends	$ 0.685	$ 0.63	$ 0.59
Market price of common stock at December 31	$ 42.69	$ 33.84	$ 27.52
Share-owners' equity	$ 31.19	$ 29.02	$ 25.06
Accumulated other comprehensive income (loss)	$ 4.26	$ 4.82	$ 3.44
Share-owners' equity excluding accumulated other comprehensive income[5]	$ 26.93	$ 24.20	$ 21.62
Common shares outstanding at December 31	69,449,889	68,991,701	68,675,894
Return on average equity (excluding accumulated other comprehensive income)[7]	13.3%	13.8%	12.5%

1 Net income from continuing operations is a non-GAAP measure which is equal to net income excluding income from discontinued operations and change in accounting principle.
2 Income from discontinued operation in 2001 includes loss from sale of discontinued operations and loss from discontinued operation, net of income tax.
3 Relates to the adoption of Statement of Position 03-1 in 2004 and Statement of Financial Accounting Standards No. 133 in 2001.
4 Relates to Monthly Income Preferred Securities (MIPS℠), Trust Originated Preferred Securities (TOPrS℠), and FELINE PRIDES℠ issued by special purpose finance subsidiaries.

2001	2000	1999	1998	1997	1996	1995	1994
$ 1,609,603	$ 1,364,729	$ 1,155,321	$ 1,104,375	$ 980,865	$ 874,776	$ 790,351	$ 745,718
1,400,007	1,153,054	954,644	922,404	832,325	748,647	680,209	648,583
209,596	211,675	200,677	181,971	148,540	126,129	110,142	97,135
68,538	74,321	70,992	63,309	49,702	42,412	37,104	30,813
141,058	137,354	129,685	118,662	98,838	83,717	73,038	66,322
(30,522)	16,122	21,642	12,119	13,155	5,295	3,627	4,079
(7,593)							
$ 102,943	$ 153,476	$ 151,327	$ 130,781	$ 111,993	$ 89,012	$ 76,665	$ 70,401
$ 19,718,824	$ 15,145,633	$ 12,994,164	$ 11,989,495	$ 10,511,635	$ 8,263,205	$ 7,231,257	$ 6,130,284
$ 376,211	$ 306,125	$ 236,023	$ 172,035	$ 120,000	$ 181,000	$ 115,500	$ 98,000
$ 175,000	$ 190,000	$ 190,000	$ 245,000	$ 245,000	$ 55,000	$ 55,000	$ 55,000
$ 1,400,144	$ 1,114,058	$ 865,223	$ 944,194	$ 758,197	$ 615,316	$ 526,557	$ 270,373
$ 54,328	$ (51,373)	$ (146,081)	$ 55,057	$ 61,727	$ 6,688	$ 57,863	$ (107,532)
$ 1,345,816	$ 1,165,431	$ 1,011,304	$ 889,137	$ 696,470	$ 608,628	$ 468,694	$ 377,905
$ 2.21	$ 2.15	$ 1.98	$ 1.83	$ 1.57	$ 1.36	$ 1.27	$ 1.11
(0.09)	(0.07)	(0.01)	0.03		0.06	0.02	0.07
(0.10)							
(0.01)		(0.01)	(0.01)		(0.04)	(0.02)	0.02
2.01	2.08	1.96	1.85	1.57	1.38	1.27	1.20
(0.43)	0.24	0.33	0.19	0.21	0.08	0.06	0.07
(0.11)							
$ 1.47	$ 2.32	$ 2.29	$ 2.04	$ 1.78	$ 1.46	$ 1.33	$ 1.27
69,950,173	66,281,128	66,161,367	64,087,744	62,849,618	60,969,664	57,705,698	55,459,224
$ 0.55	$ 0.51	$ 0.47	$ 0.43	$ 0.39	$ 0.35	$ 0.31	$ 0.275
$ 28.93	$ 32.25	$ 31.81	$ 39.81	$ 29.88	$ 19.94	$ 15.63	$ 12.16
$ 20.42	$ 17.26	$ 13.41	$ 14.65	$ 12.30	$ 9.99	$ 9.15	$ 4.93
$ 0.79	$ (0.79)	$ (2.27)	$ 0.85	$ 1.00	$ 0.11	$ 1.01	$ (1.96)
$ 19.63	$ 18.05	$ 15.68	$ 13.80	$ 11.30	$ 9.88	$ 8.14	$ 6.89
68,555,172	64,557,567	64,502,092	64,435,017	61,642,284	61,607,212	57,550,236	54,853,036
7.9%	14.2%	15.9%	16.8%	17.2%	16.6%	17.7%	20.1%

5 "Share-owners' equity excluding accumulated other comprehensive income" is a non-GAAP measure. "Share-owners' equity" is a GAAP measure to which "Share-owners' equity excluding accumulated other comprehensive income" may be compared.

6 Prior periods have been restated to reflect a two-for-one stock split on June 1, 1995, and April 1, 1998.

7 "Return on average equity (excluding accumulated other comprehensive income)" is a non-GAAP measure which is equal to net income divided by average equity (excluding accumulated other comprehensive income) for the most recent five quarters. "Return on average equity" is a GAAP measure to which "Return on average equity (excluding accumulated other comprehensive income)" may be compared.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 10-K

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004 **Commission File Number 1-12332**

PROTECTIVE LIFE CORPORATION

(Exact name of Registrant as specified in its charter)

2801 HIGHWAY 280 SOUTH
BIRMINGHAM, ALABAMA 35223
(Address of principal executive offices, including zip code)

DELAWARE	**95-2492236**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Registrant's telephone number, including area code **(205) 268-1000**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $0.50 Par Value
Series A Junior Participating Cumulative Preferred Stock, $1.00 Par Value
PLC Capital Trust III 7.5% Trust Originated Preferred Securities
PLC Capital Trust IV 7.25% Trust Originated Preferred Securities
PLC Capital Trust V 6.125% Trust Originated Preferred Securities
Guarantees Issued for the Benefit of Holders of:
PLC Capital Trust III 7.5% Trust Originated Preferred Securities
Guarantees Issued for the Benefit of Holders of:
PLC Capital Trust IV 7.25% Trust Originated Preferred Securities
Guarantees Issued for the Benefit of Holders of:
PLC Capital Trust V 6.125% Trust Originated Preferred Securities

(Title of class)

Name of each exchange
on which registered
New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in the definitive proxy statement or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer. Yes ✓ No ___

Aggregate market value of voting stock held by nonaffiliates of the Registrant as of June 30, 2004: $2,606,119,174
Number of shares of Common Stock, $0.50 Par Value, outstanding as of February 25, 2005: 69,608,132

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement prepared for the 2005 annual meeting of share owners, pursuant to Regulation 14A, are incorporated by reference into Part III of this Report.

PROTECTIVE LIFE CORPORATION
ANNUAL REPORT ON FORM 10-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2004

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

Item 1. Business

Protective Life Corporation is a holding company whose subsidiaries provide financial services through the production, distribution, and administration of insurance and investment products. Founded in 1907, Protective Life Insurance Company is the Company's largest operating subsidiary. Unless the context otherwise requires, the "Company" refers to the consolidated group of Protective Life Corporation and its subsidiaries.

Copies of the Company's Proxy Statement and 2004 Annual Report to Share-Owners will be furnished to anyone who requests such documents from the Company. Requests for copies should be directed to: Share-Owner Relations, Protective Life Corporation, P. O. Box 2606, Birmingham, Alabama 35202, Telephone (205) 268-3573, FAX (205) 268-5547. Copies may also be requested through the Internet from the Company's Worldwide Web Site (www.protective.com). The Company makes periodic and current reports available free of charge on its website as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. The information incorporated herein by reference is also electronically accessible through the Internet from the "EDGAR Database of Corporate Information" on the Securities and Exchange Commission's World Wide Web site (www.sec.gov).

The Company operates several business segments each having a strategic focus. An operating segment is generally distinguished by products and/or channels of distribution. The Company's operating segments are Life Marketing, Acquisitions, Annuities, Stable Value Products and Asset Protection. The Company also has an additional segment referred to as Corporate and Other. The Company periodically evaluates its operating segments in light of the segment reporting requirements prescribed by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" and makes adjustments to its segment reporting as needed.

Additional information concerning the Company's business segments may be found in *"Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations"* and Note 10 to Consolidated Financial Statements included herein.

In the following paragraphs, the Company reports sales and new capital invested. These statistics are used by the Company to measure the relative progress of its marketing and acquisition efforts. These statistics were derived from the Company's various sales tracking and administrative systems and were not derived from the Company's financial reporting systems or financial statements. These statistics attempt to measure some of the many factors that may affect future profitability, and therefore are not intended to be predictive of future profitability.

Life Marketing

The Life Marketing segment markets traditional life insurance products, including level premium term and term-like insurance and universal life insurance. The segment also markets variable universal life and "bank owned life insurance" (BOLI) products. All of these products are marketed on a national basis. The segment uses several methods of distribution for its products. One distribution system is comprised of brokerage general agencies who recruit a network of independent life agents. The segment also distributes insurance products through a network of experienced independent personal producing general agents who are recruited by regional sales managers. Also, the Company markets BOLI through an independent marketing organization that specializes in the BOLI market. The segment also distributes life insurance products through stockbrokers and banks, and through worksite arrangements.

The following table shows the Life Marketing segment's sales measured by new premium.

Year Ended December 31	Sales
	(dollars in millions)
2000	$161.1
2001	163.5
2002	224.1
2003	289.6
2004	261.7

Acquisitions

The Acquisitions segment focuses on acquiring, converting, and servicing policies acquired from other companies. The segment's primary focus is on life insurance policies sold to individuals. These acquisitions may be accomplished through acquisitions of companies or through the reinsurance of blocks of policies from other insurers. Forty-three transactions have been closed by the segment since 1970, including 16 since 1989. Policies acquired through the segment are usually administered as "closed" blocks; i.e., no new policies are being marketed. Therefore, the amount of insurance in force for a particular acquisition is expected to decline with time due to lapses and deaths of the insureds.

Most acquisitions closed by the Acquisitions segment do not include the acquisition of an active sales force. In transactions where some marketing activity was included, the Company generally either ceased future marketing efforts or redirected those efforts to another segment of the Company. However, in the case of the acquisition of West Coast Life Insurance Company (West Coast) which was closed by the Acquisitions segment in 1997, the Company elected to continue the marketing of new policies and operate West Coast as a component of the Company's Life Marketing segment.

The Company believes that its focused and disciplined approach to the acquisition process and its experience in the assimilation, conservation, and servicing of acquired policies give it a significant competitive advantage over many other companies that attempt to make similar acquisitions. The Company expects acquisition opportunities to continue to be available as the life insurance industry continues to consolidate; however, management believes that the Company may face increased competition for future acquisitions.

Total revenues and income before income tax from the Acquisitions segment are expected to decline with time unless new acquisitions are made. Therefore, the segment's revenues and earnings may fluctuate from year to year depending upon the level of acquisition activity.

The following table shows the number of transactions closed by the Acquisitions segment and the approximate amount of (statutory) capital invested for each year in which an acquisition was made.

Year Ended December 31	Number of Transactions	Capital Invested
		(dollars in millions)
2001	2	$247.8
2002	1	60.0

In 2001, the Company coinsured a block of individual life policies from Standard Insurance Company, and acquired the stock of Inter-State Assurance Company (Inter-State) and First Variable Life Insurance Company (First Variable) from ILona Financial Group, Inc., the U.S. subsidiary of Irish Life & Permanent plc of Dublin, Ireland. In 2002, the Company coinsured a block of traditional life and interest-sensitive life insurance policies from Conseco Variable Insurance Company. Although acquisition opportunities were investigated, no transactions were completed in 2000, 2003 or 2004.

From time to time other of the Company's business segments have acquired companies and blocks of policies which are included in their respective results.

Annuities

The Company's Annuities segment manufactures, sells, and supports fixed and variable annuity products. These products are primarily sold through stockbrokers, but are also sold through financial institutions and the Life Marketing segment's sales force.

The Company's fixed annuities are primarily modified guaranteed annuities which guarantee an interest rate for a fixed period. Because contract values are "market-value adjusted" upon surrender prior to maturity, these products afford the Company a measure of protection from the effects of changes in interest rates. The Company also offers variable annuities which offer the policyholder the opportunity to invest in various investment accounts.

The following table shows fixed and variable annuity sales. The demand for annuity products is related to the general level of interest rates and performance of the equity markets.

Year Ended December 31	Fixed Annuities	Variable Annuities	Total Annuities
		(dollars in millions)	
2000	$635	$257	$892
2001	689	263	952
2002	628	325	953
2003	164	350	514
2004	443	283	726

Stable Value Products

The Company's Stable Value Products segment markets fixed and floating rate funding agreements directly to the trustees of municipal bond proceeds, institutional investors, bank trust departments and money market funds, and sells funding agreements to special purpose entities that in turn issue notes or certificates in smaller, transferable denominations. During 2003, the Company registered a funding agreement-backed notes program with the SEC. Through this program, the Company is able to offer notes to both institutional and retail investors. The segment's funding agreement-backed notes complement the Company's overall asset-liability management in that the terms of the funding agreements may be tailored to the needs of Protective Life Insurance Company as the seller of the funding agreements, as opposed to the needs of the buyer.

The segment also markets guaranteed investment contracts (GICs) to 401(k) and other qualified retirement savings plans. GICs are generally contracts which specify a return on deposits for a specified period and often provide flexibility for withdrawals at book value in keeping with the benefits provided by the plan. The demand for GICs is related to the relative attractiveness of the "fixed rate" investment option in a 401(k) plan compared to the equity-based investment options available to plan participants.

The Company's emphasis is on a consistent and disciplined approach to product pricing and asset/liability management, careful underwriting of early withdrawal risks and maintaining low distribution and administration costs. Most GIC contracts and funding agreements written by the Company have maturities of three to ten years.

The following table shows the stable value products sales.

Year Ended December 31	GICs	Funding Agreements	Total
		(dollars in millions)	
2000	$418	$ 801	$1,219
2001	409	637	1,046
2002	267	888	1,155
2003	275	1,333	1,608
2004	59	1,524	1,583

The rate of growth in account balances is affected by the amount of maturing contracts relative to the amount of new sales.

Asset Protection

The Asset Protection segment markets extended service contracts and credit life and disability insurance to protect consumers' investments in automobiles and watercraft. The segment's products are primarily marketed through a national network of 2,500 automobile and marine dealers. The Asset Protection segment has also offered credit insurance through banks and consumer finance companies. During 2004, the residual value and surety lines were moved from the Asset Protection segment to the Corporate and Other segment.

The Company is the fourth largest independent writer of credit insurance in the United States according to industry surveys. These policies cover consumer loans made by financial institutions located primarily in the southeastern United States and automobile dealers throughout the United States.

The following table shows the insurance and related product sales measured by new premium.

Year Ended December 31	Sales
	(dollars in millions)
2000	$506.8
2001	500.1
2002	467.8
2003	472.4
2004	460.3

In 2004, approximately 59% of the segment's sales were through the automobile dealer distribution channel, and approximately 44% of the segment's sales were extended service contracts. A portion of the sales and resulting premium are reinsured with producer-owned reinsurers.

Corporate and Other

The Company has an additional segment referred to as Corporate and Other. The Corporate and Other segment primarily consists of net investment income and expenses not attributable to the other business segments described above (including net investment income on unallocated capital and interest on all debt). This segment also includes earnings from several non-strategic lines of business (mostly cancer insurance, residual value insurance, surety insurance, and group annuities), various investment-related transactions, and the operations of several small subsidiaries. The earnings of this segment may fluctuate from year to year.

Investments

The types of assets in which the Company may invest are influenced by various state laws which prescribe qualified investment assets. Within the parameters of these laws, the Company invests its assets giving consideration to such factors as liquidity needs, investment quality, investment return, matching of assets and liabilities, and the overall composition of the investment portfolio by asset type and credit exposure. For further information regarding the Company's investments, the maturity of and the concentration of risk among the Company's invested assets, derivative financial instruments, and liquidity, see Notes 1 and 2 to the Consolidated Financial Statements, and *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

A significant portion of the Company's bond portfolio is invested in mortgage-backed securities. Mortgage-backed securities are constructed from pools of residential mortgages and may have cash flow volatility as a result of changes in the rate at which prepayments of principal occur with respect to the underlying loans. Prepayments of principal on the underlying residential loans can be expected to accelerate with decreases in interest rates and diminish with increases in interest rates. The Company has not invested in the higher risk tranches of mortgage-backed securities (except mortgage-backed securities issued in securitization transactions sponsored by the Company). In addition, the Company has entered into derivatives to offset the volatility in the market value of its mortgage-backed securities.

The table below shows a breakdown of the Company's mortgage-backed securities portfolio by type at December 31, 2004. Planned amortization class securities (PACs) pay down according to a schedule. Non-Accelerated Securities (NAS) receive no principal payments in the first five years, after which NAS receive an increasing percentage of pro rata principal payments until the tenth year, after which NAS receive principal as principal of the underlying mortgages is received. Each of these types of structured mortgage-backed securities gives the Company some measure of protection against both prepayment and extension risk.

Accretion directed securities have a stated maturity but may repay more quickly. Sequentials receive payments in order until each class is paid off. Pass through securities receive principal as principal of the underlying mortgages is received. The CMBS are commercial mortgage-backed securities issued in securitization transactions sponsored by the Company, in which the Company securitized portions of its mortgage loan portfolio.

Type	Percentage of Mortgage-Backed Securities
PAC	41.6%
Sequential	38.1
Pass Through	11.4
CMBS	5.8
NAS	1.3
Accretion Directed	1.8
	100.0%

The Company obtains ratings of its fixed maturities from Moody's Investors Service, Inc. (Moody's) and Standard & Poor's Corporation (S&P). If a bond is not rated by Moody's or S&P, the Company uses ratings from the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC), or the Company rates the bond based upon a comparison of the unrated issue to rated issues of the same issuer or rated issues of other issuers with similar risk characteristics. At December 31, 2004, over 99% of bonds were rated by Moody's, S&P, or the NAIC.

The approximate percentage distribution of the Company's fixed maturity investments by quality rating at December 31, 2004, is as follows:

Rating	Percentage of Fixed Maturity Investments
AAA	35.9%
AA	6.2
A	22.2
BBB	28.9
BB or less	6.8
	100.0%

At December 31, 2004, approximately $13.4 billion of the Company's $14.4 billion bond portfolio was invested in U.S. Government or agency-backed securities or investment grade bonds and approximately $977.2 million of its fixed maturities portfolio was rated less than investment grade, of which $427.4 million were bank loan participations and $63.4 million were securities issued in Company-sponsored commercial mortgage loan securitizations. The Company has increased its investment in bank loan participations over the last three years to take advantage of market conditions.

Risks associated with investments in less than investment grade debt obligations may be significantly higher than risks associated with investments in debt securities rated investment grade. Risk of loss upon default by the borrower is significantly greater with respect to such debt obligations than with other debt securities because these obligations may be unsecured or subordinated to other creditors. Additionally, there is often a thinly traded market for such securities and current market quotations are frequently not available for some of these securities. Issuers of less than investment grade debt obligations usually have higher levels of indebtedness and are more sensitive to adverse economic conditions, such as recession or increasing interest rates, than investment-grade issuers.

The Company also invests a significant portion of its portfolio in mortgage loans. Results for these investments have been excellent due to careful management and a focus on a specialized segment of the market. The Company generally does not lend on speculative properties and has specialized in making loans on either credit-oriented commercial properties or credit-anchored strip shopping centers. The average size of loans made during 2004 was $4.0 million. The average size mortgage loan in the Company's portfolio is approximately $2.4 million. The largest single loan amount is $22.6 million.

The following table shows a breakdown of the Company's mortgage loan portfolio by property type at December 31, 2004:

Property Type	Percentage of Mortgage Loans on Real Estate
Retail	70.7%
Apartments	10.2
Office Buildings	9.2
Warehouses	8.4
Other	1.5
	100.0%

Retail loans are generally on strip shopping centers anchored by one or more regional or national retail stores. The anchor tenants enter into long-term leases with the Company's borrowers. These centers provide the basic necessities of life, such as food, pharmaceuticals, and clothing, and have been relatively insensitive to changes in economic conditions. The following are the largest anchor tenants (measured by the Company's exposure) at December 31, 2004:

Anchor Tenants	Percentage of Mortgage Loans on Real Estate
Ahold Corporation	2.7%
Wal-Mart Stores, Inc.	2.4
Walgreen Corporation	2.4
Food Lion, Inc.	2.2
CVS Drugs, Inc.	1.6

The Company's mortgage lending criteria generally require that the loan-to-value ratio on each mortgage be at or under 75% at the time of origination. Projected rental payments from credit anchors (i.e., excluding rental payments from smaller local tenants) generally exceed 70% of the property's projected operating expenses and debt service. The Company also offers a commercial loan product under which the Company will permit a loan-to-value ratio of up to 85% in exchange for a participating interest in the cash flows from the underlying real estate. Approximately $439.8 million of the Company's mortgage loans have this participation feature.

Many of the Company's mortgage loans have call or interest rate reset provisions between 3 and 10 years. However, if interest rates were to significantly increase, the Company may be unable to call the loans or increase the interest rates on its existing mortgage loans commensurate with the significantly increased market rates.

At December 31, 2004, $10.8 million or 0.4% of the mortgage loan portfolio was nonperforming. It is the Company's policy to cease to carry accrued interest on loans that are over 90 days delinquent. For loans less than 90 days delinquent, interest is accrued unless it is determined that the accrued interest is not collectible. If a loan becomes over 90 days delinquent, it is the Company's general policy to initiate foreclosure proceedings unless a workout arrangement to bring the loan current is in place.

In 1996, the Company sold approximately $554 million of its mortgage loans in a securitization transaction. In 1997, the Company sold approximately $445 million of its loans in a second securitization transaction. In 1998, the Company securitized $146 million of its mortgage loans and in 1999 the Company securitized $263 million. The securitizations' senior tranches were sold, and the Company retained the junior tranches. The Company continues to service the securitized mortgage loans. At December 31, 2004, the Company had investments related to retained beneficial interests of mortgage loan securitizations of $265.1 million.

As a general rule, the Company does not invest directly in real estate. The investment real estate held by the Company consists largely of properties obtained through foreclosures or the acquisition of other insurance companies. In the Company's experience, the appraised value of a foreclosed property often approximates the mortgage loan balance on the property plus costs of foreclosure. Also, foreclosed properties often generate a positive cash flow enabling the Company to hold and manage the property until the property can be profitably sold.

The following table shows the investment results from continuing operations of the Company:

Year Ended December 31	Cash, Accrued Investment Income, and Investments at December 31	Net Investment Income	Percentage Earned on Average of Cash and Investments	Realized Investment Gains (Losses)	
				Derivative Financial Instruments	All Other Investments
		(dollars in thousands)			
2000	$10,419,217	$ 730,149	7.6%	$ 9,013	$(16,056)
2001	13,604,102	880,141	7.3	(1,114)	(8,740)
2002	15,765,420	1,022,953	7.0	28,308	910
2003	17,752,081	1,030,752	6.4	12,550	58,064
2004	19,712,244	1,084,217	6.1	19,591	28,305

Life Insurance in Force

The following table shows life insurance sales by face amount and life insurance in force.

	Year Ended December 31				
	2004	2003	2002	2001	2000
	(dollars in thousands)				
New Business Written					
Life Marketing	$ 77,825,229	$102,154,269	$ 67,827,198	$ 40,538,738	$ 45,918,373
Group Products[1]	92,324	67,405	44,567	123,062	143,192
Asset Protection	24,117,969	6,655,790	4,516,350	5,917,047	7,052,106
Total	$102,035,522	$108,877,464	$ 72,388,115	$ 46,578,847	$ 53,113,671
Business Acquired					
Acquisitions			$ 3,859,788	$ 19,992,424	
Asset Protection					$ 2,457,296
Total			$ 3,859,788	$ 19,992,424	$ 2,457,296
Insurance in Force at End of Year[2]					
Life Marketing	$363,259,155	$305,939,864	$225,667,767	$159,485,393	$129,502,305
Acquisitions	30,807,264	30,755,635	27,372,622	36,856,042	20,133,370
Group Products[1]	2,289,785	710,358	5,015,636	5,821,744	7,348,195
Asset Protection	11,982,272	9,088,963	12,461,564	12,094,947	13,438,226
Total	$408,338,476	$346,494,820	$270,517,589	$214,258,126	$170,422,096

(1) On December 31, 2001, the Company completed the sale of substantially all of its Dental Division, with which the group products are associated.

(2) Reinsurance assumed has been included; reinsurance ceded (2004 - $353,881,281; 2003 - $292,740,795; 2002 - $219,025,215; 2001-$171,449,182; 2000-$128,374,583) has not been deducted.

The ratio of voluntary terminations of individual life insurance to mean individual life insurance in force, which is determined by dividing the amount of insurance terminated due to lapses during the year by the mean of the insurance in force at the beginning and end of the year, adjusted for the timing of major acquisitions was:

Year Ended December 31	Ratio of Voluntary Terminations
2000	5.8%
2001	7.4
2002	4.7
2003	4.1
2004	4.6

The amount of investment products in force is measured by account balances. The following table shows stable value product and annuity account balances. Most of the variable annuity account balances are reported in the Company's financial statements as liabilities related to separate accounts.

Year Ended December 31	Stable Value Products	Modified Guaranteed Annuities	Fixed Annuities	Variable Annuities
		(dollars in thousands)		
2000	$3,177,863	$1,384,027	$ 330,428	$2,043,878
2001	3,716,530	1,883,998	1,143,394	2,131,476
2002	4,018,552	2,390,440	955,886	1,864,993
2003	4,676,531	2,286,417	851,165	2,388,033
2004	5,562,997	2,406,426	753,832	2,612,077

Fixed annuity account balances increased in 2001 due to the acquisition of Inter-State and First Variable.

Underwriting

The underwriting policies of the Company's insurance subsidiaries are established by management. With respect to individual insurance, the subsidiaries use information from the application and, in some cases, inspection reports, attending physician statements, or medical examinations to determine whether a policy should be issued as applied for, rated, or rejected. Medical examinations of applicants are required for individual life insurance in excess of certain prescribed amounts (which vary based on the type of insurance) and for most individual insurance applied for by applicants over age 50. In the case of "simplified issue" policies, which are issued primarily through the Asset Protection segment and the Life Marketing segment in the payroll deduction market, coverage is rejected if the responses to certain health questions contained in the application indicate adverse health of the applicant. For other than "simplified issue" policies, medical examinations are requested of any applicant, regardless of age and amount of requested coverage, if an examination is deemed necessary to underwrite the risk. Substandard risks may be referred to reinsurers for evaluation of the substandard risk.

The Company's insurance subsidiaries generally require blood samples to be drawn with individual insurance applications above certain face amounts based on the applicant's age, except in the worksite and BOLI markets where limited blood testing is required. Blood samples are tested for a wide range of chemical values and are screened for antibodies to the HIV virus. Applications also contain questions permitted by law regarding the HIV virus which must be answered by the proposed insureds.

Reinsurance Ceded

The Company's insurance subsidiaries cede insurance to other insurance companies. The ceding insurance company remains liable with respect to ceded insurance should any reinsurer fail to meet the obligations assumed by it. The Company sets a limit on the amount of insurance retained on the life of any one person. Currently, in the individual lines the Company will not retain more than $500,000, including accidental death benefits, on any one life. In many cases the retention is less. The Company is currently evaluating the retention limits for its life insurance business and may consider changing the retention levels currently in place. At December 31, 2004, the Company had insurance in force of $408.3 billion of which approximately $353.9 billion was ceded to reinsurers.

During 2004, the life reinsurance market continued the process of consolidation and tightening, resulting in a higher net cost of reinsurance for much of the Company's life insurance business. The Company has also been challenged by changes in the reinsurance market which have impacted management of capital, particularly in the Company's term life business which is required to hold reserves pursuant to regulation Triple X. The Company made significant progress during 2004 on a capital markets reinsurance strategy designed to enhance the Company's ability to manage the cost of its reinsurance as well as its capital. The Company expects to have a capital markets structure in place during 2005.

The Company also has used reinsurance to reinsure fixed annuities in conjunction with the acquisition of two small insurers and for reinsuring guaranteed minimum death benefit (GMDB) claims in its variable annuity contracts.

Policy Liabilities and Accruals

The applicable insurance laws under which the Company's insurance subsidiaries operate require that each insurance company report policy liabilities to meet future obligations on the outstanding policies. These liabilities are the amounts which, with the additional premiums to be received and interest thereon compounded annually at certain assumed rates, are calculated in accordance with applicable law to be sufficient to meet the various policy and contract obligations as they mature. These laws specify that the liabilities shall not be less than liabilities calculated using certain named mortality tables and interest rates.

The policy liabilities and accruals carried in the Company's financial reports presented on the basis of accounting principles generally accepted in the United States of America (GAAP) differ from those specified by the laws of the various states and carried in the insurance subsidiaries' statutory financial statements (presented on the basis of statutory accounting principles mandated by state insurance regulations). For policy liabilities other than those for universal life policies, annuity contracts, GICs, and funding agreements, these differences arise from the use of mortality and morbidity tables and interest rate assumptions which are deemed to be more appropriate for financial reporting purposes than those required for statutory accounting purposes; from the introduction of lapse assumptions into the calculation; and from the use of the net level premium method on all business. Policy liabilities for universal life policies, annuity contracts, GICs, and funding agreements are generally carried in the Company's financial reports at the account value of the policy or contract plus accrued interest.

Federal Income Tax Consequences

Existing federal laws and regulations affect the taxation of the Company's products. Income tax payable by policyholders on investment earnings is deferred during the accumulation period of certain life insurance and annuity products. Congress has from time to time considered proposals that, if enacted, would have had an adverse impact on the federal income tax treatment of such products, or would have increased the tax-deferred status of competing products. In addition, life insurance products are often used to fund estate tax obligations. Legislation has recently been enacted that would over time, reduce and eventually eliminate the estate tax. If the estate tax is significantly reduced or eliminated, the demand for certain life insurance products could be adversely affected. The Company cannot predict what tax initiatives may be enacted which could adversely affect the Company.

The Company's insurance subsidiaries are taxed by the federal government in a manner similar to companies in other industries. However, certain restrictions on consolidating recently acquired life insurance companies and on consolidating life insurance company income with non-insurance income are applicable to the Company; thus, the Company is not able to consolidate all of the operating results of its subsidiaries for federal income tax purposes.

Under pre-1984 tax law, certain income of the Company was not taxed currently, but was accumulated in a memorandum account designated as "Policyholders' Surplus" to be taxed only when such income was distributed to share owners or when certain limits on accumulated amounts were exceeded. Consistent with current tax law, amounts accumulated in Policyholders' Surplus have been carried forward, although no accumulated income may be added to these accounts. As of December 31, 2004, the aggregate accumulation in the Policyholders' Surplus account was $70.5 million. Under current income tax laws, the Company does not anticipate paying income tax on amounts in the Policyholders' Surplus accounts. Legislation was enacted in 2004 which will suspend application of this provision for tax years 2005 and 2006.

Competition

Life and health insurance is a mature and highly competitive industry. In recent years, the industry has experienced little growth in life insurance sales, though the aging population has increased the demand for retirement savings products. The Company encounters significant competition in all lines of business from other insurance companies, many of which have greater financial resources than the Company, as well as competition from other providers of financial services. Competition could result in, among other things, lower sales or higher lapses of existing products.

The insurance industry is consolidating, with larger, potentially more efficient organizations emerging from consolidation. Participants in certain of the Company's independent distribution channels are also consolidating into larger organizations. Some mutual insurance companies are converting to stock ownership which will give them greater access to capital markets. Additionally, commercial banks, insurance companies, and investment banks may now combine, provided certain requirements are satisfied. The ability of banks to increase their securities-related business or to affiliate with insurance companies may materially and adversely affect sales of all of the Company's products by substantially increasing the number and financial strength of potential competitors.

The Company's ability to compete is dependent upon, among other things, its ability to attract and retain distribution channels to market its insurance and investment products, its ability to develop competitive and profitable products, its ability to maintain low unit costs, and its maintenance of strong ratings from rating agencies.

Regulation

The Company's subsidiaries are subject to government regulation in each of the states in which they conduct business. Such regulation is vested in state agencies having broad administrative power dealing with many aspects of the Company's business, which may include premium rates, policy reserve levels, marketing practices, advertising, privacy, policy forms, and capital adequacy, and is concerned primarily with the protection of policyholders and other customers rather than share owners.

A life insurance company's statutory capital is computed according to rules prescribed by the National Association of Insurance Commissioners (NAIC) as modified by the insurance company's state of domicile. Statutory accounting rules are different from GAAP and are intended to reflect a more conservative view; for example, requiring immediate expensing of policy acquisition costs and use of more conservative computations of policy liabilities. The NAIC's risk-based capital requirements require insurance companies to calculate and report information under a risk-based capital formula. These requirements are intended to allow insurance regulators to identify inadequately capitalized insurance companies based upon the types and mixtures of risks inherent in the insurer's operations. The formula includes components for asset risk, liability risk, interest rate exposure, and other factors. Based upon the December 31, 2004 statutory financial reports, the Company's insurance subsidiaries are adequately capitalized under the formula.

The Company's insurance subsidiaries are required to file detailed annual reports with the supervisory agencies in each of the jurisdictions in which they do business and their business and accounts are subject to examination by such agencies at any time. Under the rules of the NAIC, insurance companies are examined periodically (generally every three to five years) by one or more of the supervisory agencies on behalf of the states in which they do business. To date, no such insurance department examinations have produced any significant adverse findings regarding any insurance company subsidiary of the Company.

Under insurance guaranty fund laws in most states, insurance companies doing business in such a state can be assessed up to prescribed limits for policyholder losses incurred by insolvent or failed insurance companies. Although the Company cannot predict the amount of any future assessments, most insurance guaranty fund laws currently provide that an assessment may be excused or deferred if it would threaten an insurer's financial strength. The Company's insurance subsidiaries were assessed immaterial amounts in 2004, which will be partially offset by credits against future state premium taxes.

In addition, many states, including the states in which the Company's insurance subsidiaries are domiciled, have enacted legislation or adopted regulations regarding insurance holding company systems. These laws require registration of and periodic reporting by insurance companies domiciled within the jurisdiction which control or are controlled by other corporations or persons so as to constitute an insurance holding company system. These laws also affect the acquisition of control of insurance companies as well as transactions between insurance companies and companies controlling them. Most states, including Tennessee, where Protective Life Insurance Company (Protective Life) is domiciled, require administrative approval of the acquisition of control of an insurance company domiciled in the state or the acquisition of control of an insurance holding company whose insurance subsidiary is incorporated in the state. In Tennessee, the acquisition of 10% of the voting securities of an entity is generally deemed to be the acquisition of control for the purpose of the insurance holding company statute and requires not only the filing of detailed information concerning the acquiring parties and the plan of acquisition, but also administrative approval prior to the acquisition.

The Company's insurance subsidiaries are subject to various state statutory and regulatory restrictions on the insurance subsidiaries' ability to pay dividends to Protective Life Corporation. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts are subject to approval by the insurance commissioner of the state of domicile. The maximum amount that would qualify as ordinary dividends to Protective Life Corporation by Protective Life in 2005 is estimated to be $231.6 million. No assurance can be given that more stringent restrictions will not be adopted from time to time by states in which the Company's insurance subsidiaries are domiciled; such restrictions could have the effect, under certain circumstances, of significantly reducing dividends or other amounts payable to the Company by such subsidiaries without affirmative prior approval by state regulatory authorities.

The Company's insurance subsidiaries may be subject to regulation by the United States Department of Labor when providing a variety of products and services to employee benefit plans governed by the Employee Retirement Income Security Act (ERISA). Severe penalties are imposed for breach of duties under ERISA.

Certain policies, contracts and annuities offered by the Company's subsidiaries are subject to regulation under the federal securities laws administered by the Securities and Exchange Commission. The federal securities laws contain regulatory restrictions and criminal, administrative and private remedial provisions.

Additional issues related to regulation of the Company and its insurance subsidiaries are discussed in *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* included herein.

Employees

At December 31, 2004 the Company had approximately 2,307 authorized and 2,272 filled positions, including approximately 1,295 in Birmingham, Alabama. Most employees are covered by contributory major medical, dental, group life, and long-term disability insurance plans. The cost of these benefits to the Company in 2004 was approximately $9.3 million. In addition, substantially all of the employees are covered by a defined benefit pension plan. The Company also matches employee contributions to its 401(k) Plan and makes discretionary profit sharing contributions for employees not otherwise covered by a bonus or sales incentive plan. See Note 11 to Consolidated Financial Statements.

Executive Officers

The executive officers of the Company as of March 7, 2005 are as follows:

Name	Age	Position
John D. Johns	53	Chairman of the Board, President, Chief Executive Officer, and a Director
R. Stephen Briggs	55	Executive Vice President, Life and Annuity
Allen W. Ritchie	47	Executive Vice President and Chief Financial Officer
Richard J. Bielen	44	Senior Vice President, Chief Investment Officer and Treasurer
Brent E. Griggs	49	Senior Vice President, Asset Protection
J. William Hamer, Jr.	60	Senior Vice President and Chief Human Resources Officer
Thomas Davis Keyes	52	Senior Vice President, Information Services
Carolyn King	54	Senior Vice President, Acquisitions
Deborah J. Long	51	Senior Vice President, Secretary and General Counsel
Wayne E. Stuenkel	51	Senior Vice President and Chief Actuary
Carl S. Thigpen	48	Senior Vice President, Chief Mortgage and Real Estate Officer
Steven G. Walker	45	Senior Vice President, Controller, and Chief Accounting Officer
Judy Wilson	46	Senior Vice President, Stable Value Products
Douglas K. Adam	54	President, Empire General Life Assurance Corporation; President, West Coast Life Insurance Company

All executive officers are elected annually and serve at the pleasure of the Board of Directors. None of the executive officers are related to any director of the Company or to any other executive officer.

Mr. Johns has been Chairman of the Board of the Company since February 2003, and President and Chief Executive Officer of the Company since December 2001. He has been a Director of the Company since May 1997. He was President and Chief Operating Officer of the Company from August 1996 until December 2001. Mr. Johns has been employed by the Company and its subsidiaries since 1993.

Mr. Briggs has been Executive Vice President, Life and Annuity, of the Company since January 2003 and has responsibility for the Life and Annuity Division. From October 1993 to January 2003, he served as Executive Vice President, Individual Life Division. Mr. Briggs has been associated with the Company and its subsidiaries since 1971.

Mr. Ritchie has been Executive Vice President and Chief Financial Officer of the Company since August 2001. From July 1998 until 2000, Mr. Ritchie was President, Chief Executive Officer and Director of Per-Se Technologies, Inc.

Mr. Bielen has been Senior Vice President, Chief Investment Officer and Treasurer since January 2002. From August 1996 until January 2002, he was Senior Vice President, Investments of the Company. Mr. Bielen has been employed by the Company and its subsidiaries since 1991.

Mr. Griggs has been Senior Vice President, Asset Protection Division of the Company since February 2003. He served as Vice President, Operations of the Asset Protection Division of Protective Life Insurance Company from January 1998 to February 2003. Mr. Griggs has been employed by the Company and its subsidiaries since 1997.

Mr. Hamer has been Senior Vice President and Chief Human Resources Officer of the Company since March 2001. He served as Vice President, Human Resources of the Company from May 1982 to March 2001. Mr. Hamer has been employed by the Company and its subsidiaries since 1981.

Mr. Keyes has been Senior Vice President, Information Services of the Company since April 1999. Mr. Keyes was Vice President, Information Services of the Company from May 1993 to April 1999. Mr. Keyes has been employed by the Company and its subsidiaries since 1982.

Ms. King has been Senior Vice President, Acquisitions of the Company since December 2003. Ms. King served as Senior Vice President, Life and Annuity Division of the Company from January 2003 until December 2003. From April 1995 to January 2003, she served as Senior Vice President, Investment Products Division.

Ms. Long has been Senior Vice President, Secretary and General Counsel of the Company since November 1996. From February 1994 to November 1996, she was Senior Vice President and General Counsel.

Mr. Stuenkel has been Senior Vice President and Chief Actuary of the Company since March 1987. Mr. Stuenkel is a Fellow of the Society of Actuaries and has been employed by the Company and its subsidiaries since 1978.

Mr. Thigpen has been Senior Vice President, Chief Mortgage and Real Estate Officer of the Company since January 2002. From March 2001 to January 2002, he was Senior Vice President, Investments. From May 1996 to March 2001, he was Vice President, Investments for the Company. Mr. Thigpen has been employed by the Company and its subsidiaries since 1984.

Mr. Walker has been Senior Vice President, Controller and Chief Accounting Officer of the Company since March 2004. From September 2003 through March 2004, he served as Vice President, Controller, and Chief Accounting Officer of the Company. From August 2002 to September 2003, he served as Vice President and Chief Financial Officer of the Asset Protection Division of the Company. From November 1998 through July 2002, Mr. Walker served as Senior Vice President and Chief Financial Officer of Aon Integramark.

Ms. Wilson has been Senior Vice President, Stable Value Products of the Company since January 1995. Ms. Wilson has been employed by the Company and its subsidiaries since 1991.

Mr. Adam has been President of Empire General Life Assurance Corporation since April 1999 and President of West Coast Life Insurance Company since February 2005. Mr. Adam has been employed by the Company and its subsidiaries since 1991.

Certain of these executive officers also serve as executive officers and/or directors of various other Company subsidiaries.

Item 2. Properties

The Company's Home Office is located at 2801 Highway 280 South, Birmingham, Alabama. This campus includes the original 142,000 square-foot building which was completed in 1976, a second contiguous 220,000 square-foot building which was completed in 1985, and a third contiguous 315,000 square-foot building that was completed in January 2003. In addition, parking is provided for approximately 2,760 vehicles. The Company owns each of the properties except for the third building which is currently leased.

The Company leases administrative and marketing office space in approximately 25 cities, including approximately 33,571 square feet in Birmingham (excluding the home office building), with most leases being for periods of three to ten years. The aggregate annualized rent is approximately $6.0 million.

Item 3. Legal Proceedings

To the knowledge and in the opinion of management, there are no material pending legal proceedings, other than ordinary routine litigation incidental to the business of the Company, to which the Company or any of its subsidiaries is a party or of which any of the Company's properties is the subject. For additional information regarding legal proceedings see "Known Trends and Uncertainties" included herein.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted during the fourth quarter of 2004 to a vote of security holders of the Company.

PART II

Item 5. Market for the Registrant's Common Equity and Related Share-Owner Matters

The Company's Common Stock is listed and principally traded on the New York Stock Exchange (NYSE symbol: PL). The following table sets forth the highest and lowest closing prices of the Company's Common Stock, $0.50 par value, as reported by the New York Stock Exchange during the periods indicated, along with the dividends paid per share of Common Stock during the same periods.

	Range		
	High	Low	Dividends
2003			
First Quarter	$29.27	$24.71	$.15
Second Quarter	30.14	25.99	.16
Third Quarter	30.75	26.84	.16
Fourth Quarter	34.22	30.47	.16
2004			
First Quarter	38.25	33.94	.16
Second Quarter	39.14	35.49	.175
Third Quarter	40.39	35.84	.175
Fourth Quarter	42.92	36.60	.175

On February 23, 2005, there were approximately 1,990 owners of record of Company Common Stock.

The Company (or its predecessor) has paid cash dividends each year since 1926 and each quarter since 1934. The Company expects to continue to pay cash dividends, subject to the earnings and financial condition of the Company and other relevant factors. The ability of the Company to pay cash dividends is dependent in part on cash dividends received by the Company from its life insurance subsidiaries. See Item 7 – *"Management's Discussion and Analysis of Financial Condition and Results of Operations –Liquidity and Capital Resources"* included herein. Such subsidiary dividends are restricted by the various insurance laws of the states in which the subsidiaries are incorporated. See Item 1 – *"Business – Regulation"*.

The following table provides information regarding the common stock of the Company that is authorized for issuance under various equity compensation plans as of December 31, 2004.

Securities Authorized for Issuance Under Equity Compensation Plans

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by share owners	2,842,876[1]	$25.01[2]	3,964,286[3]
Equity compensation plans not approved by share owners	991,763[4]	Not Applicable	Not Applicable[5]
Total	3,834,639[1][4]	$25.01[2]	3,964,286[3][6]

(1) Includes (a) 1,438,979 shares of common stock issuable with respect to outstanding stock appreciation rights ("SARs") granted under the Long-Term Incentive Plan, and 580,000 shares of common stock issuable with respect to outstanding SARs granted under the Company's 1996 Stock Incentive Plan (assuming for this purpose that one share of common stock will be issued with respect to each outstanding SAR); and (b) 823,897 shares of common stock issuable with respect to outstanding performance share awards granted under the Long-Term Incentive Plan (assuming maximum earn-out of the awards).

(2) Based on exercise prices of outstanding SARs.

(3) Represents (a) 3,864,286 shares of common stock available for future issuance under the Long-Term Incentive Plan; and (b) 100,000 shares of common stock available for future issuance under the Stock Plan for Non-Employee Directors.

(4) Includes (a) 76,568 shares of common stock issuable with respect to stock equivalents pursuant to the Company's Deferred Compensation Plan for Directors Who Are Not Employees of the Company; (b) 700,014 shares of common stock issuable with respect to stock equivalents pursuant to the Company's Deferred Compensation Plan for Officers; and (c) 215,180 shares of common stock issuable with respect to stock equivalents pursuant to the Company's Deferred Compensation Plan for Sales Managers, Agents and Representatives.

(5) The plans listed in Note 4 do not currently have limits on the number of shares of common stock issuable thereunder. The total number of shares of common stock that may be issuable thereunder will depend upon, among other factors, the deferral elections made by participants in such plans.

(6) Plus any shares that become issuable under the plans listed in (4) above.

Item 6. Selected Financial Data

	Year Ended December 31				
	2004	2003	2002	2001	2000
	(dollars in thousands, except per share amounts)				
INCOME STATEMENT DATA[3]					
Premiums and policy fees	$ 1,841,296	$1,670,312	$1,561,717	$1,389,820	$1,175,898
Reinsurance ceded	(1,142,644)	(934,435)	(751,396)	(771,151)	(686,108)
Net of reinsurance ceded	698,652	735,877	810,321	618,669	489,790
Net investment income	1,084,217	1,030,752	1,022,953	880,141	730,149
Realized investment gains (losses)					
Derivative financial instruments	19,591	12,550	28,308	(1,114)	9,013
All other investments	28,305	58,064	910	(8,740)	(16,056)
Other income	157,810	120,282	100,196	120,647	151,833
Total revenues	1,988,575	1,957,525	1,962,688	1,609,603	1,364,729
Benefits and expenses	1,603,374	1,632,113	1,697,645	1,400,007	1,153,054
Income tax expense	134,820	108,362	87,688	68,538	74,321
Income (loss) from discontinued operations[1]				(30,522)	16,122
Change in accounting principle[2]	(15,801)			(7,593)	
Net income	$ 234,580	$ 217,050	$ 177,355	$ 102,943	$ 153,476
PER SHARE DATA[3]					
Net income from continuing operations[4] – basic	$3.34	$3.10	$2.54	$2.02	$2.09
Net income – basic	$3.34	$3.10	$2.54	$1.48	$2.33
Average shares outstanding – basic	70,299,470	70,033,288	69,923,955	69,410,525	65,832,349
Net income from continuing operations[4] – diluted	$3.30	$3.07	$2.52	$2.01	$2.08
Net income – diluted	$3.30	$3.07	$2.52	$1.47	$2.32
Average shares outstanding – diluted	71,064,539	70,644,642	70,462,797	69,950,173	66,281,128
Cash dividends	$0.685	$0.63	$0.59	$0.55	$0.51
Share-owners' equity	$31.19	$29.02	$25.06	$20.42	$17.26

(1) Income from discontinued operations in 2001 includes loss on sale of discontinued operations and loss from discontinued operations, net of income tax.
(2) Cumulative effect of change in accounting principle, net of income tax – amount in 2004 relates to SOP 03-1; amount in 2001 relates to SFAS No. 133.
(3) Prior periods have been restated to reflect discontinued operations.
(4) Net income excluding change in accounting principle and income (loss) from discontinued operations.

	December 31				
	2004	2003	2002	2001	2000
	(dollar in thousands)				
BALANCE SHEET DATA					
Total assets	$27,211,378	$24,517,615	$21,893,403	$19,718,824	$15,145,633
Total long-term debt	$ 451,433	$ 461,329	$ 406,110	$ 376,211	$ 306,125
Total stable value contract and annuity account balances[5]	$ 5,725,172	$ 4,847,518	$ 4,198,070	$ 3,907,892	$ 3,385,092
Liabilities related to variable interest entities	$ 482,434	$ 400,000			
Subordinated debt securities	$ 324,743	$ 221,650	$ 215,000	$ 175,000	$ 190,000
Shares-owners' equity	$ 2,166,327	$ 2,002,144	$ 1,720,702	$ 1,400,144	$ 1,114,058

(5) Includes stable value contract account balances and annuity account balances which do not pose significant mortality risk.

Note: Certain reclassifications have been made in the previously reported financial information to make the prior period amounts comparable to those of the current period. Such reclassifications had no effect on previously reported net income or share-owners' equity.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Management's Discussion and Analysis should be read in its entirety, since it contains detailed information that is important to understanding the Company's results and financial condition. The Overview below is qualified in its entirety by the full Management's Discussion and Analysis.

FORWARD-LOOKING STATEMENTS – CAUTIONARY LANGUAGE

This report reviews the Company's financial condition and results of operations including its liquidity and capital resources. Historical information is presented and discussed. Where appropriate, factors that may affect future financial performance are also identified and discussed. Certain statements made in this report include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include any statement that may predict, forecast, indicate or imply future results, performance or achievements instead of historical facts and may contain words like "believe," "expect," "estimate," "project," "budget," "forecast," "anticipate," "plan," "will," "shall," "may," and other words, phrases, or expressions with similar meaning. Forward-looking statements involve risks and uncertainties which may cause actual results to differ materially from the results contained in the forward-looking statements, and the Company cannot give assurances that such statements will prove to be correct. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Please refer to "Known Trends and Uncertainties" herein for more information about factors which could affect future results.

OVERVIEW

Protective Life Corporation (the Company) is a holding company whose subsidiaries provide financial services through the production, distribution, and administration of insurance and investment products. The Company operates five business segments: Life Marketing, Acquisitions, Annuities, Stable Value Products, and Asset Protection. In addition, the Company has another segment referred to as Corporate and Other which consists of net investment income on unallocated capital, interest expense on all debt, earnings from various investment-related transactions, and the operations of several non-strategic lines of business.

The Company achieved strong growth in earnings in 2004 despite numerous challenges that existed across the financial services industry. Historically low interest rates continued to create a challenge for the Company's products that generate investment spread profits, such as fixed annuities and stable value contracts. However, active management of crediting rates on these products allowed the Company to minimize spread compression effects. Strong competitive pressures on pricing, particularly in the Company's life insurance business, continued to present a challenge from a new sales perspective. However, the Company's continued focus on delivering value to consumers and broadening its base of distribution allowed for solid life insurance, annuity, and stable value product sales during the year. The life reinsurance market continued the process of consolidation and tightening in 2004. This continues to present the Company with challenges from both a new product pricing and capital management perspective. The Company made progress during 2004 in developing a capital markets reinsurance solution to support the sale of new term life business, and will continue to focus on this issue in 2005.

The Life Marketing segment achieved solid growth in earnings, despite the expected decline in overall sales for the year and the negative impact from adopting Statement of Position (SOP) 03-1 "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts". SOP 03-1 affects the timing of the recognition of mortality benefits for universal life products and not the overall profits from these products. The segment continued to focus on strengthening its relationships with high quality distributors of life insurance products. Sales made through the stockbroker and independent agent channels increased 27% and 11%, respectively. Sales from the brokerage distribution channel declined by 13.7%, as expected. Results for 2004 benefited from improved mortality, which was approximately $4 million better than 2003 levels.

Operating income in the Acquisitions segment declined in 2004, as no new acquisitions were completed and the earnings from previously acquired blocks declined, as expected. The segment continued to actively pursue acquisitions in 2004; however, no transactions were identified that fit the Company's strategic and pricing guidelines. The Company's acquisition capabilities have historically given the Company a unique competitive advantage, and this group is well positioned both in terms of capital and administrative capacity to pursue additional acquisitions in 2005.

Earnings in the Annuities segment increased over 23% in 2004, as a result of significantly higher sales of fixed annuities and improvement in the equity markets. Growth in equity markets translated into improved earnings as fee income based on variable account values increased and claims expense for variable annuity guaranteed minimum death benefits declined. The segment actively managed the rates offered on its fixed annuity products to minimize the effects of lower interest rates on earnings.

Stable Value Products achieved significant growth in operating income in 2004 as a result of strong sales and improvement in operating spreads. The successful introduction of the registered funding agreement-backed notes program in late 2003 provided a new and diverse source of funding and drove the strong sales in 2004. Proactive management and maturing higher-cost liabilities allowed for an expansion in spreads of 11 basis points.

The Asset Protection segment continued to show improvement in its results, driven primarily by improved loss ratios and proactive expense management. Price increases implemented over the last three years and changes made to improve the underwriting process have paid off by reducing average claims cost. Restructuring actions taken in 2003 enabled the segment to reduce operating expenses by a significant margin and are now in line with the segment's level of revenues.

Corporate and Other operating income increased substantially over 2003, due to large reserve strengthening charges taken on runoff lines during 2003 as well as higher levels of investment income in 2004. Participating mortgage income was particularly strong in 2004, reflecting increased transaction activity within the Company's mortgage portfolio. The overall performance of the Company's investment portfolio continued to be strong, with no significant credit issues in either the securities or mortgage portfolio.

CRITICAL ACCOUNTING POLICIES

The Company's accounting policies inherently require the use of judgments relating to a variety of assumptions and estimates, in particular expectations of current and future mortality, morbidity, persistency, expenses, and interest rates. Because of the inherent uncertainty when using the assumptions and estimates, the effect of certain accounting policies under different conditions or assumptions could be materially different from those reported in the consolidated financial statements. A discussion of the various critical accounting policies is presented below.

The Company incurs significant costs in connection with acquiring new insurance business. These costs, which vary with and are primarily related to the production of new business and coinsurance of blocks of policies, are deferred. The recovery of such costs is dependent on the future profitability of the related policies. The amount of future profit is dependent principally on investment returns, mortality, morbidity, persistency, and expenses to administer the business and certain economic variables, such as inflation. These factors enter into management's estimates of future profits which generally are used to amortize certain of such costs. Accounting for other intangible assets such as goodwill also requires an estimate of the future profitability of the associated lines of business. Revisions to estimates result in changes to the amounts expensed in the reporting period in which the revisions are made and could result in the impairment of the asset and a charge to income if estimated future profits are less than the unamortized deferred amounts. At December 31, 2004, the Company had a deferred acquisition cost asset and goodwill asset of $1.8 billion and $46.6 million, respectively.

The Company has a deferred policy acquisition costs asset of approximately $107.7 million related to its variable annuity product line with an account balance of $2.3 billion at December 31, 2004. The Company monitors the rate of amortization of the deferred policy acquisition costs associated with its variable annuity product line. The Company's monitoring methodologies employ varying assumptions about how much and how quickly the stock markets will appreciate. The primary assumptions used to project future profits as part of the analysis include: a long-term equity market growth rate of 9%, reversion to the mean methodology with a reversion to the mean cap rate of 14%, reversion to the mean period of 5 years, and an amortization period of 20 years. A recovery in equity markets, or the use of methodologies and assumptions that anticipate a recovery, result in lower amounts of amortization, and a worsening of equity markets results in higher amounts of amortization.

The Company also establishes liabilities for guaranteed minimum death benefits (GMDB) on its variable annuity products. The methods used to estimate the liabilities employ assumptions about mortality and the performance of equity markets. The Company assumes mortality of 60% of the National Association of Insurance Commissioners 1994 Variable Annuity GMDB Mortality Table plus a margin for reinsurance costs to reflect improvements in mortality since the table was derived and other factors. Future declines in the equity market would increase the Company's GMDB liability. Differences between the actual experience and the assumptions used result in variances in profit and could result in losses. The Company's GMDB at December 31, 2004 are subject to a dollar-for-dollar reduction upon withdrawal of related annuity deposits on contracts issued prior to January 1, 2003. At December 31, 2004, the total GMDB liability held by the Company was $5.0 million.

Establishing an adequate liability for the Company's obligations to its policyholders requires the use of assumptions. Estimating liabilities for future policy benefits on life and health insurance products requires the use of assumptions relative to future investment yields, mortality, morbidity, persistency and other assumptions based on the Company's historical experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Determining liabilities for the Company's property and casualty insurance products also requires the use of assumptions, including the projected levels of used vehicle prices, the frequency and severity of claims, and the effectiveness of internal processes designed to reduce the level of claims. At December 31, 2004, the Company had total policy liabilities and accruals of $10.7 billion.

Determining whether a decline in the current fair value of invested assets is an other-than-temporary decline in value can involve a variety of assumptions and estimates, particularly for investments that are not actively traded in established markets. For example, assessing the value of certain investments requires the Company to perform an analysis of expected future cash flows or rates of prepayments. Other investments, such as collateralized mortgage or bond obligations, represent selected tranches of a structured transaction, supported overall by underlying investments in a wide variety of issuers. The Company's specific accounting policies related to its invested assets are discussed in Notes 1 and 2 to the Consolidated Financial Statements. At December 31, 2004, the Company held $15.1 billion of available-for-sale investments, including $2.2 billion in investments with a gross unrealized loss of $51.8 million.

The Company utilizes derivative transactions primarily in order to reduce its exposure to interest rate risk, inflation risk, and currency exchange risk. Assessing the effectiveness of these hedging programs and evaluating the carrying values of the related derivatives often involve a variety of assumptions and estimates. The Company employs a variety of methods for determining the fair value of its derivative instruments. The fair values of swaps, interest rate swaptions, and options are based upon industry standard models which calculate the present-value of the projected cash flows of the derivatives using current and implied future market conditions. At December 31, 2004, the fair value of derivatives reported on the Company's balance sheet in "other long-term investments" and "other liabilities" was $219.7 million and $27.4 million, respectively.

Determining the Company's obligations to employees under its defined benefit pension plan and stock-based compensation plans requires the use of estimates. The calculation of the liability related to the Company's defined benefit pension plan requires assumptions regarding the appropriate weighted average discount rate, estimated rate of increase in the compensation of its employees and the expected long-term rate of return on the plan's assets. Accounting for other stock-based compensation plans may require the use of option pricing models to estimate the Company's obligations. Assumptions used in such models relate to equity market volatility, the risk-free interest rate at the date of grant, as well as expected exercise dates. See Notes 7 and 11 to the Consolidated Financial Statements for further information on these plans.

The assessment of potential obligations for tax, regulatory, and litigation matters inherently involve a variety of estimates of potential future outcomes. The Company makes such estimates after consultation with its advisors and a review of available facts.

RESULTS OF OPERATIONS

In the following discussion, segment operating income is defined as income before income tax excluding net realized investment gains and losses and related amortization of deferred policy acquisition costs (DAC), and the cumulative effect of change in accounting principle. Periodic settlements of interest rate swaps associated with corporate debt and certain investments are included in realized gains and losses but are considered part of segment operating income because the swaps are used to mitigate risk in items affecting segment operating income. Management believes that segment operating income provides relevant and useful information to investors, as it represents the basis on which the performance of the Company's business is internally assessed. Although the items excluded from segment operating income may be significant components in understanding and assessing the Company's overall financial performance, management believes that segment operating income enhances an investor's understanding of the Company's results of operations. Note that the Company's segment operating income measures may not be comparable to similarly titled measures reported by other companies.

The following table sets forth a summary of results and reconciles segment operating income (loss) to consolidated net income:

	2004	2003	2002	Change 2004	Change 2003
Life Marketing	$ 165,897	$ 159,157	$125,550	4.2%	26.8%
Acquisitions	87,300	95,150	95,097	(8.3)	0.1
Annuities	16,467	13,373	15,694	23.1	(14.8)
Stable Value Products	53,159	38,911	42,272	36.6	(8.0)
Asset Protection	19,079	20,193	(14,847)	(5.5)	n/a
Corporate and Other	21,560	(31,952)	(2,888)	n/a	n/a
	363,462	294,832	260,878	23.3	13.0
Realized investment gains (losses) – investments[1]	21,370	39,117	(1,071)		
Realized investment gains (losses) – derivatives[2]	369	(8,537)	5,236		
Income tax expense	(134,820)	(108,362)	(87,688)		
Net income before cumulative effect of change in accounting principle	250,381	217,050	177,355	15.4	22.4
Cumulative effect of change in accounting principle, net of income tax	(15,801)				
Net income	$ 234,580	$ 217,050	$177,355	8.1	22.4
[1] Realized investment gains (losses) - investments	$28,305	$58,064	$ 910		
Related amortization of DAC	(6,935)	(18,947)	(1,981)		
	21,370	39,117	(1,071)		
[2] Realized investment gains (losses) - derivatives	19,591	12,550	28,308		
Settlements on certain interest rate swaps	(19,222)	(21,087)	(23,072)		
	369	(8,537)	5,236		

Net income for 2004 reflects strong overall growth in segment operating income, somewhat offset by lower realized investment gains and the cumulative effect charge. Excluding the $12.3 million of reinsurance recoveries during 2003 (see Note 12 to the Consolidated Financial Statements), Life Marketing's operating income increased 13.0%, reflecting continued growth in life insurance in-force and improved results from the segment's non-insurance businesses, somewhat offset by lower expense capitalization levels driven by a reduction in traditional life sales in 2004. Strong growth in average balances and a widening of spreads drove significant improvement in Stable Value Products' earnings, while improvement in the equity markets and higher sales levels contributed to the increase in Annuities' income. Excluding charter sales in 2004 and 2003, Asset Protection segment operating income increased 34.3% in 2004 primarily due to improved loss ratios in the service contract business and effective expense management. Earnings in the Acquisitions segment declined in 2004 as the result of the normal runoff of the segment's previously acquired blocks of business. Corporate and Other earnings reflect dramatically lower losses on the runoff insurance lines as well as higher participating mortgage income and investment income on unallocated capital.

Included in net income for 2004 is a cumulative effect charge of $15.8 million arising from the Company's adoption of SOP 03-1 (see Note 1 to the Consolidated Financial Statements for further discussion of SOP 03-1).

Net income for 2003 reflects growth in overall segment operating income as well as significantly higher realized investment gains. Excluding the $12.3 million of reinsurance recoveries during 2003 and $7.2 million of recoveries in 2002 (see Note 12 to the Consolidated Financial Statements), Life Marketing's operating income increased 24.1% in 2003, reflecting continued growth in life insurance in-force through new sales as well as favorable expense capitalization levels driven by the strong sales in 2003. Interest spread compression drove results in both the Stable Value Products and Annuities segments, as the impact of prepayments in the mortgage-backed security portfolio more than offset crediting rate reductions. Operating income in the Asset Protection segment increased in 2003 primarily due to the $25.6 million reserve strengthening taken during 2002 as well as a $6.9 million gain recognized during 2003 for the sale of an inactive charter. Corporate and Other earnings reflect a $28.4 million reserve strengthening for the residual value line in 2003.

RESULTS BY BUSINESS SEGMENT

In the following segment discussions, various statistics and other key data the Company uses to evaluate its segments are presented. Sales statistics are used by the Company to measure the relative progress in its marketing efforts, but may or may not have an immediate impact on reported segment operating income. Sales data for traditional life insurance are based on annualized premiums, while universal life sales are based on annualized target premiums. Sales of annuities are measured based on the amount of deposits received. Stable value contract sales are measured at the time that the funding commitment is made, based on the amount of deposit to be received. Sales within the Asset Protection segment are generally based on the amount of single premium and fees received.

Sales and life insurance in-force amounts are derived from the Company's various sales tracking and administrative systems, and are not derived from the Company's financial reporting systems or financial statements. Mortality variances are derived from actual claims compared to expected claims. These variances do not represent the net impact to earnings due to the interplay of reserves and DAC amortization.

Life Marketing

The Life Marketing segment markets level premium term and term-like insurance, universal life (UL), and variable universal life products on a national basis primarily through networks of independent insurance agents and brokers, stockbrokers, and in the "bank owned life insurance" (BOLI) market. Segment results were as follows:

				CHANGE	
	2004	2003	2002	2004	2003
REVENUES					
Gross premiums and policy fees	$1,026,889	$ 856,431	$ 673,412	19.9%	27.2%
Reinsurance ceded	(818,207)	(657,778)	(453,228)	24.4	45.1
Net premiums and policy fees	208,682	198,653	220,184	5.0	(9.8)
Net investment income	238,193	231,238	209,002	3.0	10.6
Other income	94,695	59,961	56,372	57.9	6.4
Total operating revenues	541,570	489,852	485,558	10.6	0.9
BENEFITS AND EXPENSES					
Benefits and settlement expenses	274,584	253,785	228,224	8.2	11.2
Amortization of deferred policy acquisition costs	58,970	66,078	117,836	(10.8)	(43.9)
Other operating expenses	42,119	10,832	13,948	288.8	(22.3)
Total benefits and expenses	375,673	330,695	360,008	13.6	(8.1)
OPERATING INCOME	165,897	159,157	125,550	4.2	26.8
INCOME BEFORE INCOME TAX	$ 165,897	$ 159,157	$ 125,550	4.2	26.8

The following table summarizes key data for the Life Marketing segment:

	2004	2003	2002	CHANGE 2004	CHANGE 2003
Sales By Product					
Traditional	$171,883	$205,335	$146,280	(16.3)%	40.4%
Universal life	84,569	79,752	71,157	6.0	12.1
Variable universal life	5,236	4,558	6,700	14.9	(32.0)
	$261,688	$289,645	$224,137	(9.7)	29.2
Sales By Distribution Channel					
Brokerage general agents	$161,174	$186,711	$131,804	(13.7)	41.7
Independent agents	55,926	50,207	39,866	11.4	25.9
Stockbrokers/banks	31,711	24,933	18,160	27.2	37.3
Direct response	1,097	5,830	11,503	(81.2)	(49.3)
BOLI	11,780	21,964	22,804	(46.4)	(3.7)
	$261,688	$289,645	$224,137	(9.7)	29.2
Average Life Insurance In-Force[(1)]					
Traditional	$296,399,244	$224,298,764	$159,093,485	32.1	41.0
Universal life	40,416,769	36,865,396	33,529,411	9.6	9.9
	$336,816,013	$261,164,160	$192,622,896	29.0	35.6
Average Account Values					
Universal life	$3,637,027	$3,149,430	$2,642,438	15.5	19.2
Variable universal life	190,522	137,380	112,913	38.7	21.7
	$3,827,549	$3,286,810	$2,755,351	16.5	19.3
Interest Spread – Universal Life[(2)]					
Net investment income yield	6.37%	6.89%	7.42%		
Interest credited to policyholders	4.88	5.45	5.86		
Interest spread	1.49%	1.44%	1.56%		
Mortality Experience[(3)]	$3,821	$(567)	$6,157		

(1) Amounts are not adjusted for reinsurance ceded.
(2) Interest spread on average general account values.
(3) Represents a favorable (unfavorable) variance as compared to pricing assumptions.

Operating income increased 4.2% in 2004 reflecting the continued growth in life insurance in-force and improved results from non-insurance businesses, offset by the impact of lower sales in the current year and the positive impact of reinsurance recoveries on 2003 results. During 2003, the segment recognized additional net premiums of $18.4 million, amortization of DAC of $6.1 million, and operating income of $12.3 million, as a result of recoveries from previously overpaid reinsurance premiums (see Note 12 to the Consolidated Financial Statements). Excluding the impact from these recoveries, operating income increased 13.0% in 2004. During 2002, the segment recognized additional net premiums of $69.7 million, amortization of DAC of $62.5 million, and operating income of $7.2 million as the estimate of the effect of previously overpaid reinsurance premiums (see Note 12 to the Consolidated Financial Statements). Excluding the impact of recoveries recorded in 2003 and 2002, operating income increased by 24.1% in 2003. This increase reflects continued growth of life insurance in-force as well as favorable expense capitalization levels driven by strong sales in 2003.

Gross premiums and policy fees grew by 19.9% in 2004 due to the growth in life insurance in-force achieved over the last several quarters, while amounts ceded increased 21.0% (excluding reinsurance recoveries in 2003) as the segment continued to reinsure a significant amount of its new business. Net investment income increased approximately 3% over 2003 reflecting the growth of the segment's assets, offset by lower investment yields. The increase in other income for the year is due primarily to additional income from the segment's direct response and broker-dealer subsidiaries. Due to the nature of these businesses, a significant portion of this additional income is offset by increases in other operating expenses.

Benefits and settlement expenses were 8.2% higher in 2004 due to growth in life insurance in-force and higher benefit costs caused by the implementation of SOP 03-1, offset by lower crediting rates on UL products and normal fluctuations in mortality experience. Mortality for the year was $4.4 million more favorable versus 2003. Amortization of DAC (excluding the effect of reinsurance recoveries in 2003) was 1.7% lower in 2004. The decrease in amortization is primarily due to the segment's adoption of SOP 03-1. Amortization on UL products was reduced by $4.7 million in 2004 due to the application of SOP 03-1 and the resulting change in pattern of gross profits on these products. In addition, a $2.0 million reduction to the previously recorded reinsurance receivable reduced amortization by $1.0 million.

Gross premiums and policy fees increased 27.2% in 2003 due to continued growth through new sales, while amounts ceded increased 29.3% (excluding reinsurance recoveries in 2003 and 2002) as the segment continued to reinsure a significant amount of its new business. Net investment income increased approximately 11% over 2002 reflecting the significant growth of the segment's assets, offset by the 53 basis point drop in investment yields.

Benefits and settlement expenses were higher in 2003 due to growth in life insurance in-force and less favorable mortality experience, offset by lower crediting rates on UL products. Mortality for the year was $6.7 million less favorable versus 2002. Amortization of DAC (excluding the effect of reinsurance recoveries) was 8.4% higher in 2003. The increase in amortization is the result of the growth of life insurance in-force offset somewhat by favorable unlocking on UL products.

Other operating expenses for the segment were as follows:

				CHANGE	
	2004	2003	2002	2004	2003
Insurance Companies:					
First year commissions	$ 288,990	$ 299,902	$ 220,375	(3.6)%	36.1%
Renewal commissions	32,985	30,258	25,702	9.0	17.7
First year ceding allowances	(167,196)	(188,194)	(132,382)	(11.2)	42.2
Renewal ceding allowances	(159,384)	(125,960)	(98,376)	26.5	28.0
General & administrative	187,895	182,163	159,872	3.1	13.9
Taxes, licenses and fees	22,851	20,383	18,018	12.1	13.1
Other operating expenses incurred	206,141	218,552	193,209	(5.7)	13.1
Less commissions, allowances & expenses capitalized	(256,338)	(268,933)	(234,710)	(4.7)	14.6
Other operating expenses	(50,197)	(50,381)	(41,501)	(0.4)	21.4
Marketing Companies:					
Commissions	62,483	45,646	46,684	36.9	(2.2)
Other	29,833	15,567	8,765	91.6	77.6
Other operating expenses	92,316	61,213	55,449	50.8	10.4
Other operating expenses	$ 42,119	$ 10,832	$ 13,948	288.8	(22.3)

Currently, the segment is reinsuring significant amounts of new life insurance sold. Pursuant to the underlying reinsurance contracts, reinsurers pay allowances to the segment as a percentage of both first year and renewal premiums. A portion of these allowances is deferred as part of DAC while the remainder is recognized immediately as a reduction of other operating expenses. While the recognition of reinsurance allowances is consistent with GAAP, non-deferred allowances often exceed the segment's non-deferred direct costs, causing net other operating expenses to be negative. Consideration of all components of the segment's income statement, including amortization of DAC, is required to assess the impact of reinsurance on segment operating income.

Other operating expenses for the insurance companies were relatively unchanged versus 2003, as the decrease in expenses incurred was offset by a decline in expense capitalization levels driven by the drop in sales. General and administrative expenses increased a modest 3.1% versus 2003, as lower underwriting costs achieved through rate reductions from certain vendors in the third quarter of 2003 partially offset by normal expense increases. Amounts capitalized as DAC generally include first year commissions and allowances, and other deferrable acquisition expenses. The change in these amounts generally reflects the trend in sales for the year. Other operating expenses for the marketing companies increased 50.8% as compared to 2003 primarily as a result of higher commissions and other expenses in the segment's direct response and broker-dealer subsidiaries, resulting from higher revenue and the continuing transition to a multi-carrier strategy in the direct response business.

All categories of insurance related operating expenses increased in 2003, reflecting the segment's strong growth during the year. Overall insurance expenses declined, however, as the 29.2% increase in sales caused the segment's expense capitalization levels to compare favorably with 2002. Amounts capitalized as DAC generally include first year commissions and allowances, and other deferrable acquisition expenses. The change in these amounts generally reflects the trend in sales for the year. Other operating expenses for the marketing companies increased in 2003 primarily as a result of higher expenses in the segment's direct response business. This increase was driven by a shift during the year to a multi-carrier strategy in this business which resulted in higher revenues and expenses.

Sales for the segment decreased in 2004 primarily due to lower production of traditional life at Empire General, which is included within the brokerage general agent channel. As expected, traditional life business sold through Empire General declined $27.9 million versus the unusually strong levels achieved in 2003. Offsetting this decline was a $7.2 million increase in sales of UL business through the stockbroker channel, primarily resulting from a new product introduction in the fourth quarter of 2004. Sales of BOLI business declined significantly from the strong sales achieved in 2003. BOLI sales will vary widely between periods as the segment responds to opportunities for these products only when the market accommodates required returns. The segment has changed its direct response business sold through Matrix Direct to focus on a multi-carrier distribution strategy, resulting in the significant decrease in the Company's direct response sales versus 2003.

Acquisitions

The Acquisitions segment focuses on acquiring, converting, and servicing policies acquired from other companies. The segment's primary focus is on life insurance policies sold to individuals. Segment results were as follows:

	2004	2003	2002	CHANGE 2004	CHANGE 2003
REVENUES					
Gross premiums and policy fees	$276,394	$289,906	$300,818	(4.7)%	(3.6)%
Reinsurance ceded	(72,062)	(75,994)	(76,333)	(5.2)	(0.4)
Net premiums and policy fees	204,332	213,912	224,485	(4.5)	(4.7)
Net investment income	232,499	246,143	252,147	(5.5)	(2.4)
Other income	2,272	2,640	1,636	(13.9)	61.4
Total operating revenues	439,103	462,695	478,268	(5.1)	(3.3)
BENEFITS AND EXPENSES					
Benefits and settlement expenses	287,356	291,768	301,401	(1.5)	(3.2)
Amortization of deferred policy acquisition costs	28,652	32,690	35,245	(12.4)	(7.2)
Other operating expenses	35,795	43,087	46,525	(16.9)	(7.4)
Total benefits and expenses	351,803	367,545	383,171	(4.3)	(4.1)
OPERATING INCOME	87,300	95,150	95,097	(8.3)	0.1
INCOME BEFORE INCOME TAX	$ 87,300	$ 95,150	$ 95,097	(8.3)	0.1

The following table summarizes key data for the Acquisitions segment:

	2004	2003	2002	CHANGE 2004	CHANGE 2003
Average Life Insurance In-Force[1]					
Traditional	$11,694,948	$13,656,841	$14,774,431	(14.4)%	(7.6)%
Universal life	18,077,468	19,945,426	20,156,647	(9.4)	(1.0)
	$29,772,416	$33,602,267	$34,931,078	(11.4)	(3.8)
Average Account Values					
Universal life	$1,723,647	$1,747,831	$1,744,775	(1.4)	0.2
Fixed annuity[2]	218,087	226,567	225,647	(3.7)	0.4
Variable annuity	89,327	104,129	149,130	(14.2)	(30.2)
	$2,031,061	$2,078,527	$2,119,552	(2.3)	(1.9)
Interest Spread – UL & Fixed Annuities					
Net investment income yield	7.17%	7.51%	8.15%		
Interest credited to policyholders	5.22	5.57	6.25		
Interest spread	1.95%	1.94%	1.90%		
Mortality Experience[3]	$5,364	$3,921	$3,161		

(1) Amounts are not adjusted for reinsurance ceded.
(2) Includes general account balances held within variable annuity products and is net of reinsurance ceded.
(3) Represents a favorable (unfavorable) variance as compared to pricing assumptions.

Operating income was 8.3% lower in 2004 as the earnings from previously acquired blocks continued to decline as the result of lapses, deaths, and other terminations of coverage. In 2003, income was relatively flat as a $9.0 million decline in earnings from previously acquired blocks was offset by a $9.1 million increase in earnings from the June 2002 Conseco transaction.

Net premiums and policy fees declined by 4.5% and 4.7%, respectively, in 2004 and 2003 due to the continued runoff from acquired blocks of business. Net investment income was also lower in 2004 and 2003, caused by the runoff of business and lower overall earned rates. The segment has continued to review credited rates on UL and annuity business to minimize the impact of lower earned rates on interest spreads.

Benefits and settlement expenses were down for 2004 and 2003, due to the decline in business in-force as well as normal fluctuations in mortality. Amortization of DAC decreased during 2004 due to the overall decline in business as well as lower gross profits on certain universal life blocks primarily caused by higher mortality. The general decline in premiums drove the decrease in amortization of DAC in 2003. Other operating expenses decreased during 2004 due to conversion costs incurred for the Conseco acquisition during 2003 as well as lower agent commissions incurred as a result of lower net premiums. The decrease in other operating expenses in 2003 was primarily driven by lower commission expense and conversion costs incurred in 2002 for the Inter-State and First Variable acquisitions.

The segment's life insurance in-force and UL and annuity account values have declined from 2003 levels as no new acquisitions have been made since June 2002. In the ordinary course of business, the Company regularly considers acquisitions of blocks of policies or smaller insurance companies. However, the level of the Company's acquisition activity is predicated upon many factors, including available capital, operating capacity, and market dynamics. The Company will continue to pursue suitable acquisitions as they become available.

Annuities

The Annuities segment manufactures, sells, and supports fixed and variable annuity products. These products are primarily sold through stockbrokers, but are also sold through financial institutions and the Life Marketing segment's sales force. Segment results were as follows:

	2004	2003	2002	CHANGE 2004	CHANGE 2003
REVENUES					
Gross premiums and policy fees	$ 30,341	$ 26,265	$ 25,826	15.5%	1.7%
Reinsurance ceded	0	0	0	0.0	0.0
Net premiums and policy fees	30,341	26,265	25,826	15.5	1.7
Net investment income	210,888	224,332	220,447	(6.0)	1.8
Other income	7,004	8,745	8,876	(19.9)	(1.5)
Total operating revenues	248,233	259,342	255,149	(4.3)	1.6
BENEFITS AND EXPENSES					
Benefits and settlement expenses	183,271	197,955	186,107	(7.4)	6.4
Amortization of deferred policy acquisition costs	25,336	19,249	22,688	31.6	(15.2)
Other operating expenses	23,159	28,765	30,660	(19.5)	(6.2)
Total benefits and expenses	231,766	245,969	239,455	(5.8)	2.7
OPERATING INCOME	16,467	13,373	15,694	23.1	(14.8)
Realized investment gains (losses)	9,873	22,733	2,277		
Related amortization of DAC	(6,935)	(18,947)	(1,981)		
INCOME BEFORE INCOME TAX	$ 19,405	$ 17,159	$ 15,990	13.1	7.3

The following table summarizes key data for the Annuities segment:

	2004	2003	2002	CHANGE 2004	CHANGE 2003
Sales					
Fixed annuity	$443,170	$163,516	$628,367	171.0%	(74.0)%
Variable annuity	282,926	350,590	324,507	(19.3)	8.0
	$726,096	$514,106	$952,874	41.2	(46.0)
Average Account Values					
Fixed annuity[1]	$3,228,976	$3,302,511	$3,031,896	(2.2)	8.9
Variable annuity	2,022,101	1,595,173	1,526,035	26.8	4.5
	$5,251,077	$4,897,684	$4,557,931	7.2	7.5
Interest Spread – Fixed Annuities[2]					
Net investment income yield	6.45%	6.69%	7.15%		
Interest credited to policyholders	5.61	5.79	5.97		
Interest spread	0.84%	0.90%	1.18%		

	As of December 31 2004	2003	2002	CHANGE 2004	CHANGE 2003
GMDB - Net amount at risk[3]	$182,038	$286,603	$538,583	(36.5)%	(46.8)%
GMDB - Reserves	$4,575	$5,073	$5,581	(9.8)	(9.1)
S&P 500 Index	1,212	1,112	880	9.0	26.4

(1) Includes general account balances held within variable annuity products.
(2) Interest spread on average general account values.
(3) Guaranteed death benefit in excess of contract holder account balance.

Segment operating income increased substantially in 2004, reflecting higher sales of fixed annuities and the impact of improved equity markets reflected in the variable annuity business. The segment's operating income declined in 2003, as growth in both fixed and variable account values were more than offset by interest spread compression.

The improvement in the equity markets in 2004 caused a significant increase in variable annuity account values, which drove the increase in net premiums and policy fees for the year. The lower interest rate environment and decrease in fixed annuity balances in 2004 caused net investment income to decline from 2003 levels. Interest spreads on fixed annuities declined 6 basis points in 2004 as lower rates on new investments more than offset the effects of crediting rate reductions. Other income declined significantly in 2004 due to the elimination of fee income from segment-managed mutual funds that are no longer offered as investment options within variable annuity products.

Interest credited decreased $9.8 million in 2004 due to the decline in fixed annuity account values and reductions in credited rates. Benefits expense also benefited from lower guaranteed minimum death benefit (GMDB) expenses of $3.1 million, as the segment's net amount at risk, reserves, and paid claims declined from 2003. The additional profits on variable annuities were partially offset by higher amortization of DAC, accounting for an increase of $5.3 million in 2004. Other operating expenses decreased $5.6 million, reflecting lower administrative expenses and the elimination of sub-advisor fees paid for the segment-managed mutual funds, as well as higher expense capitalization caused by the increase in sales.

The decline in average equity market values in 2003 as compared to 2002 resulted in variable annuity account values growing by only 4.5% during 2003. This growth resulted in the modest increase in policy fees during the year. The growth in fixed annuity account values was substantially offset by the 46 basis point decline in yields, resulting in a 1.8% increase in net investment income. Interest spreads on fixed annuities declined 28 basis points in 2003 as lower rates on new investments and the impact of prepayments in the mortgage-backed security portfolio more than offset the effects of crediting rate reductions.

Interest credited in 2003 increased $10.2 million over 2002, as the reductions in crediting rates were more than offset by the 8.9% increase in fixed annuity account values. While the net amount at risk for GMDB declined significantly on a year-end basis, average net amount at risk was relatively flat versus 2002. As a result, GMDB claims were relatively unchanged in 2003. As the level of DAC amortization is largely based on the amount of income (prior to amortization) recognized in a given period, amortization was 15.2% lower than 2002. Other operating expenses decreased $1.9 million, primarily as a result of proactive management of administrative expenses during the year.

Sales of fixed annuities increased significantly in 2004, reflecting higher interest rates and more competitive pricing. Sales trends showed steady improvement throughout 2004, with approximately 40% of total fixed annuity sales coming in the fourth quarter. Included in fixed annuity sales in the fourth quarter of 2004, were $122 million of single premium immediate annuities sold on an institutional basis in a structured transaction. Sales made through structured transactions are opportunistic in nature and may vary widely between periods. Variable annuity sales were 19.3% lower than the historically high levels achieved in 2003 as the Company maintained its pricing discipline. The segment continues to develop new products, including an equity-indexed fixed annuity, that are designed to be a catalyst for sales growth in 2005.

Stable Value Products

The Stable Value Products segment markets guaranteed investment contracts (GICs) to 401(k) and other qualified retirement savings plans, and sells guaranteed funding agreements (GFA) to special purpose entities that in turn issue notes or certificates in smaller, transferable denominations. The segment also markets fixed and floating rate funding agreements directly to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds. Segment results were as follows:

	2004	2003	2002	CHANGE 2004	CHANGE 2003
REVENUES					
Net investment income	$268,184	$233,104	$246,098	15.0%	(5.3)%
BENEFITS AND EXPENSES					
Benefits and settlement expenses	205,168	186,565	196,576	10.0	(5.1)
Amortization of deferred policy acquisition costs	3,480	2,279	2,304	52.7	(1.1)
Other operating expenses	6,377	5,349	4,946	19.2	8.1
Total benefits and expenses	215,025	194,193	203,826	10.7	(4.7)
OPERATING INCOME	53,159	38,911	42,272	36.6	(8.0)
Realized investment gains (losses)	13,225	9,756	(7,061)		
INCOME BEFORE INCOME TAX	$ 66,384	$ 48,667	$ 35,211	36.4	38.2

The following table summarizes key data for the Stable Value Products segment:

	2004	2003	2002	CHANGE 2004	CHANGE 2003
Sales					
GIC	$ 59,000	$ 275,000	$ 266,500	(78.5)%	3.2%
GFA – Direct Institutional	67,020	377,900	125,000	(82.3)	202.3
GFA – Non-Registered Notes	0	505,000	763,400	n/a	(33.8)
GFA – Registered Notes - Institutional	925,000	450,000	0	105.6	n/a
GFA – Registered Notes - Retail	531,560	0	0	n/a	n/a
	$1,582,580	$1,607,900	$1,154,900	(1.6)	39.2
Average Account Values	$5,122,170	$4,191,182	$3,985,090	22.2	5.2
Operating Spread					
Net investment income yield	5.39%	5.73%	6.22%		
Interest credited	4.12	4.59	4.97		
Operating expenses	0.20	0.19	0.18		
Operating spread	1.07%	0.95%	1.07%		

The increase in operating income in 2004 was due to the strong growth in average account balances, as well as the widening of spreads. The growth in average account balances was driven by sales of the Company's registered funding agreement-backed notes program during 2004 and the fourth quarter of 2003. The lower interest rate environment caused both the investment income yield and the interest credited rate to decline from 2003. However, a rebalancing of the segment's portfolio and replacement of higher rate contracts during 2004 allowed for a widening of interest spreads.

Operating income declined in 2003 as the modest growth in account balances was more than offset by the decline in spreads. Average account balances did not increase as dramatically as sales during 2003 as approximately $900 million of the year's sales occurred during the fourth quarter. The primary driver of spread compression was a reduction in yield caused by the high level of prepayments in the mortgage-backed securities portfolio in 2003.

Sales during 2004 reflect the segment's focus on its registered funding agreement-backed notes program, which was introduced during the fourth quarter of 2003. During 2004, the segment began offering inflation-adjusted notes through its registered retail program. Sales of inflation-adjusted notes were $236.2 million for the year and accounted for approximately 85% of all retail sales for the second half of 2004. The registered-notes program has given the segment access to a broader customer base and will continue to be the focus for future growth in the segment. Sales of traditional GICs and non-registered funding agreements were significantly lower than 2003 levels due to the segment's continued focus on the registered note programs as well as lower overall market demand for certain of these products. Sales in 2003 increased significantly over 2002 levels as sales of $450 million in institutional registered notes contributed to modest growth in sales of the segment's other products.

Asset Protection

The Asset Protection segment primarily markets extended service contracts and credit life and disability insurance to protect consumers' investments in automobiles and watercraft. Segment results were as follows:

				CHANGE	
	2004	2003	2002	2004	2003
REVENUES					
Gross premiums and policy fees	$ 459,281	$ 441,203	$ 488,705	4.1%	(9.7)%
Reinsurance ceded	(251,343)	(196,434)	(202,576)	28.0	(3.0)
Net premiums and policy fees	207,938	244,769	286,129	(15.0)	(14.5)
Net investment income	30,939	36,652	41,879	(15.6)	(12.5)
Other income	36,476	42,238	30,765	(13.6)	37.3
Total operating revenues	275,353	323,659	358,773	(14.9)	(9.8)
BENEFITS AND EXPENSES					
Benefits and settlement expenses	121,007	142,166	204,069	(14.9)	(30.3)
Amortization of deferred policy acquisition costs	72,273	80,320	75,108	(10.0)	6.9
Other operating expenses	62,994	80,980	94,443	(22.2)	(14.3)
Total benefits and expenses	256,274	303,466	373,620	(15.6)	(18.8)
OPERATING INCOME (LOSS)	19,079	20,193	(14,847)	(5.5)	n/a
INCOME (LOSS) BEFORE INCOME TAX	$ 19,079	$ 20,193	$ (14,847)	(5.5)	n/a

The following table summarizes key data for the Asset Protection segment:

				CHANGE	
	2004	2003	2002	2004	2003
Sales					
Credit insurance	$217,585	$198,252	$177,722	9.8%	11.6%
Service contracts	202,983	204,810	195,803	(0.9)	4.6
Other products	39,755	69,351	94,323	(42.7)	(26.5)
	$460,323	$472,413	$467,848	(2.6)	1.0
Loss Ratios[1]					
Credit insurance	38.3%	37.3%	36.4%		
Service contracts	78.4	84.7	103.7		
Other products	69.0	89.7	122.1		

[1] Incurred claims as a percentage of earned premiums.

Excluding gains from charter sales, operating income increased significantly in both 2004 and 2003. Excluding gains from the sale of separate inactive charters of $1.2 million and $6.9 million in 2004 and 2003, respectively, income increased 34.3% in 2004. This increase is primarily due to growth of 92.8% in service contract earnings, which were partially offset by lower earnings from credit insurance and other products. The service contract lines benefited from more favorable claims experience as well as proactive expense management. Excluding the impact of the 2003 charter sale and a $2.7 million gain from a charter sale reported in 2002, operating income increased $30.9 million in 2003. The increase in 2003 earnings reflects the $25.6 million charge taken in 2002 for certain under-performing lines of business, as well as improved results from the segment's service contract business. The vehicle service contract business improved to contribute income of $3.7 million in 2003, as compared to a loss of $2.8 million in 2002, due to improving loss ratios caused by the effect of increasing prices in 2000 through 2003.

The decline in net premiums for 2004 was primarily related to a decrease of $33.7 million in the credit insurance lines, due to higher levels of reinsurance. Premiums in the service contract business increased $2.4 million during the year, with the segment's other lines accounting for the remainder of the decline in premiums. The decrease in net investment income was attributable to the overall decline in business resulting in lower levels of invested assets as well as a lower net yield on investments. Excluding the impact of the charter sale gains, other income was relatively flat in 2004.

Benefits and settlement expenses declined in 2004, reflecting the decrease in the segment's net premiums and the overall improvement in loss ratios. Amortization of DAC was lower than 2003 primarily due to the significant decline in the segment's credit business. Other operating expenses decreased due to lower commissions and reductions in other general expenses. General expenses were reduced primarily as a result of the outsourcing of the administration of a portion of the segment's credit insurance business during 2003 and other cost saving initiatives implemented by management during the year.

Net premiums for 2003 declined due to relatively flat sales and the termination of various under-performing lines of business during the year. The decrease in net investment income for 2003 was attributable to the overall decline in business and lower levels of invested assets as well as a lower net yield on investments. Excluding the impact of charter sale gains, other income increased $7.3 million or 26.1% during 2003. This increase was attributable to service contract fee income driven by higher volumes during the year.

Benefits and settlement expenses declined in 2003, reflecting the decrease in the segment's net premiums and the significant improvement in loss ratios. Amortization of DAC increased in 2003 primarily as a result of the higher overall sales of credit insurance during the year. Operating expenses declined primarily due to a reduction in commissions expense caused by the drop in net premiums for the year.

Loss ratios for the service contract business improved over 2003 levels as a result of segment initiatives to increase pricing and tighten the underwriting and claims processes during 2004. Price increases implemented during 2000 through 2003 on the service contract business allowed for the significant reduction in loss ratios during 2003. Loss ratios for other products have declined in 2004 and 2003 primarily due to the segment exiting certain under-performing lines during 2002.

Sales of credit insurance through financial institutions rose $34.3 million in 2004 from the level achieved in 2003 primarily due to a third party administrator relationship. The increase in financial institution credit insurance sales is expected to decline as this third party administrator relationship goes into runoff during 2005. These sales results were partially offset by a decline of $15.0 million in credit insurance sold through automobile dealers. The decrease in other product sales in 2004 and 2003 primarily reflects declines in products the segment is no longer marketing.

Corporate and Other

The Company has an additional segment herein referred to as Corporate and Other. The Corporate and Other segment primarily consists of net investment income and expenses not attributable to the segments above (including net investment income on unallocated capital and interest on all debt). This segment also includes earnings from several non-strategic lines of business (primarily cancer insurance, residual value insurance, surety insurance, and group annuities), various investment-related transactions, and the operations of several small subsidiaries. The surety and residual value insurance lines were moved from the Asset Protection segment to Corporate and Other during 2004, and prior period segment data was restated to reflect the change.

The following table summarizes results for this segment:

	2004	2003	2002	CHANGE 2004	CHANGE 2003
Operating income (loss)[1]	$21,560	$(31,952)	$(2,888)	$ 53,512	$(29,064)
Realized gains and losses - investments	6,366	26,550	5,694	(20,184)	20,856
Realized gains and losses - derivatives	(790)	(9,512)	5,236	8,722	(14,748)
Income (loss) before income tax	$27,136	$(14,914)	$ 8,042	$ 42,050	$(22,956)

[1] Includes settlements on interest rate swaps of $19,222, $21,087 and $23,072 for 2004, 2003 and 2002, respectively.

The significant improvement in 2004 operating income reflects a $28.4 million reserve charge taken in 2003 as well as significantly higher net investment income partially offset by higher overall expenses. Results for the runoff insurance lines improved by $16.0 million in 2004, primarily as a result of reduced reserve strengthening taken in the residual value line of $19.0 million partially offset by higher losses in the cancer line of $3.6 million for 2004. Net investment income increased $44.2 million over 2003, reflecting mark-to-market gains on trading securities, increased participating mortgage income, and higher amounts of unallocated capital. Mark-to-market gains on the Company's trading portfolio were $4.9 million in 2004 with no similar activity in 2003. Participating mortgage income increased $9.5 million, reflecting increased transaction activity within the Company's mortgage portfolio. Higher overall expenses and lower amounts of income from interest rate swaps accounted for the remainder of the change in the current year's results.

The decline in 2003 earnings was primarily due to a $28.4 million reserve strengthening taken in the residual value line of business as a result of negative trends in used vehicle prices. Including this charge, results from the residual value line decreased $23.2 million from 2002. Other decreases in operating income included a $3.0 million increase in interest expense, a $2.0 million decrease in net settlements on derivatives, an increase of $3.9 million in expenses related to employee incentive plans and other corporate expenses, a $1.2 million decline in results from the surety line of business, and a $1.6 million charge related to the early extinguishment of debt. These decreases were partially offset by a $5.8 million increase in investment income on unallocated capital.

Realized Gains and Losses

The following table sets forth realized investment gains and losses for the periods shown:

	2004	2003	2002	CHANGE 2004	CHANGE 2003
Fixed maturity gains	$ 50,916	$ 84,556	$ 46,469	$(33,640)	$ 38,087
Fixed maturity losses	(7,234)	(6,270)	(10,905)	(964)	4,635
Equity gains	3,863	368	1,545	3,495	(1,177)
Equity losses	(214)	(295)	(3,230)	81	2,935
Impairments on fixed maturity securities	(14,667)	(20,530)	(27,512)	5,863	6,982
Impairments on equity securities	(3,591)	(1,800)	(2,712)	(1,791)	912
Other	(768)	2,035	(2,745)	(2,803)	4,780
Total realized gains (losses) – investments	$ 28,305	$ 58,064	$ 910	$(29,759)	$ 57,154
Foreign currency swaps	$ 519	$ 2,687	$ 71,099	$ (2,168)	$(68,412)
Foreign currency adjustments on stable value contracts	(44)	(1,711)	(75,172)	1,667	73,461
Derivatives related to corporate debt	17,601	1,359	41,487	16,242	(40,128)
Derivatives related to mortgage loan commitments	(1,652)	4,738	(30,335)	(6,390)	35,073
Other derivatives	3,167	5,477	21,229	(2,310)	(15,752)
Total realized gains (losses) - derivatives	$ 19,591	$ 12,550	$ 28,308	$ 7,041	$(15,758)

Realized gains and losses on investments reflect portfolio management activities designed to maintain proper matching of assets and liabilities and to enhance long-term investment portfolio performance. The change in net realized investment gains for 2004 and 2003, excluding impairments, reflects the normal operation of the Company's asset/liability program within the context of the changing interest rate environment. The reduction in impairments for 2004 and 2003 reflects general improvement in the corporate credit environment. Additional details on the Company's investment performance and evaluation is provided in the section entitled "Consolidated Investments" included herein.

Realized investment gains and losses related to derivatives represent changes in the fair value of derivative financial instruments and gains (losses) on derivative contracts closed during the period. The Company has entered into foreign currency swaps to mitigate the risk of changes in the value of principal and interest payments to be made on certain of its foreign currency denominated stable value contracts. The net change in the realized gains (losses) resulting from these securities during 2004 was $(0.5) million. These changes were the result of differences in the related foreign currency spot and forward rates used to value the stable value contracts and foreign currency swaps. The Company also uses interest rate swaps to mitigate interest rate risk related to its Senior Notes, Medium-Term Notes, and subordinated debt securities. Long-term interest rates moved lower during 2004 and caused the 2004 results from these swaps to compare favorably with the 2003 results. The Company has taken short positions in U.S. Treasury futures to mitigate interest rate risk related to the Company's mortgage loan commitments. The changes in net gains (losses) from these securities were the result of fluctuations in interest rates and adjustments to the Company's short positions during the respective periods.

The Company also uses various swaps and options to mitigate risk related to other interest rate exposures of the Company. For a portion of the change, a $2.7 million increase in realized gains (losses), resulted from lower interest rates, which impacted the fair value of certain interest rate swaps and options. Further, 2003 results reflected a $2.9 million gain from a total return swap that was not reflected in 2004 due to the implementation of FIN 46. An additional increase of $3.9 million during 2004 was related to gains from embedded derivatives within certain bonds that either matured or were called during 2004, with no similar activity in 2003.

CONSOLIDATED INVESTMENTS

Portfolio Description

The Company's investment portfolio consists primarily of fixed maturity securities (bonds and redeemable preferred stocks) and commercial mortgage loans. The Company generally purchases its investments with the intent to hold to maturity by purchasing investments that match future cash flow needs. However, the Company may sell any of its investments to maintain proper matching of assets and liabilities. Accordingly, the Company has classified $14.1 billion of its fixed maturities and certain other securities as "available for sale."

As of December 31, 2003, the Company consolidated a special-purpose entity, in accordance with FIN 46, whose investments are managed by the Company. These investments with a market value of $417.3 million at December 31, 2004 have been classified as "trading" securities by the Company. No realized or unrealized gains (losses) were recognized in 2003 on the trading portion of the Company's investments.

The Company's investments in debt and equity securities are reported at market value, and investments in mortgage loans are reported at amortized cost. At December 31, 2004, the Company's fixed maturity investments (bonds and redeemable preferred stocks) had a market value of $14.4 billion, which is 5.1% above amortized cost of $13.7 billion. The Company had $3.0 billion in mortgage loans at December 31, 2004. While the Company's mortgage loans do not have quoted market values, at December 31, 2004, the Company estimates the market value of its mortgage loans to be $3.2 billion (using discounted cash flows from the next call date), which is 5.6% above amortized cost. Most of the Company's mortgage loans have significant prepayment fees. These assets are invested for terms approximately corresponding to anticipated future benefit payments. Thus, market fluctuations are not expected to adversely affect liquidity.

At December 31, 2003, the Company's fixed maturity investments had a market value of $13.4 billion, which was 4.8% above amortized cost of $12.7 billion. The Company estimated the market value of its mortgage loans to be $3.0 billion at December 31, 2003, which was 8.2% above amortized cost of $2.7 billion.

The following table shows the reported values of the Company's invested assets.

	December 31			
	2004		2003	
	(in thousands)			
Publicly issued bonds	$12,519,107	64.6 %	$11,377,474	65.3 %
Privately issued bonds	1,889,905	9.7	1,975,273	11.3
Redeemable preferred stock	3,593	0.0	3,164	0.0
Fixed maturities	14,412,605	74.3	13,355,911	76.6
Equity securities	58,941	0.3	46,731	0.3
Mortgage loans	3,005,418	15.5	2,733,722	15.7
Investment real estate	107,246	0.6	18,126	0.1
Policy loans	482,780	2.5	502,748	2.9
Other long-term investments	259,025	1.3	249,494	1.4
Short-term investments	1,059,557	5.5	519,419	3.0
Total investments	$19,385,572	100.0 %	$17,426,151	100.0 %

Included in the table above are $410.1 million and $420.1 million of fixed maturities and $7.2 million and $4.8 million of short-term investments classified by the Company as trading securities in 2004 and 2003, respectively.

Market values for private, non-traded securities are determined as follows: 1) the Company obtains estimates from independent pricing services or 2) the Company estimates market value based upon a comparison to quoted issues of the same issuer or issues of other issuers with similar terms and risk characteristics. The market value of private, non-traded securities was $1.9 billion at December 31, 2004, representing 9.7% of the Company's total invested assets.

The Company participates in securities lending, primarily as an investment yield enhancement, whereby securities that are held as investments are loaned to third parties for short periods of time. The Company requires collateral of 102% of the market value of the loaned securities to be separately maintained. The loaned securities' market value is monitored, on a daily basis, with additional collateral obtained as necessary. At December 31, 2004, securities with a market value of $535.4 million were loaned under these agreements. As collateral for the loaned securities, the Company receives short-term investments, which are recorded in "short-term investments" with a corresponding liability recorded in "other liabilities" to account for the Company's obligation to return the collateral.

Risk Management and Impairment Review

The Company monitors the overall credit quality of the Company's portfolio within general guidelines. The following table shows the Company's available for sale fixed maturities by credit rating at December 31, 2004.

S&P or Equivalent Designation	Market Value	Percent of Market Value
	(in thousands)	
AAA	$ 4,983,896	35.6%
AA	872,185	6.2
A	3,109,075	22.2
BBB	4,067,784	29.1
Investment grade	13,032,940	93.1
BB	698,321	5.0
B	248,627	1.8
CCC or lower	18,920	0.1
In or near default	101	0.0
Below investment grade	965,969	6.9
Redeemable preferred stock	3,593	0.0
Total	$14,002,502	100.0%

Not included in the table above are $398.9 million of investment grade and $11.2 million of less than investment grade fixed maturities classified by the Company as trading securities.

Limiting bond exposure to any creditor group is another way the Company manages credit risk. The following table summarizes the Company's ten largest fixed maturity exposures to an individual creditor group as of December 31, 2004.

Creditor	Market Value
	(in millions)
Wachovia	$80.9
Citigroup	80.1
FPL Group	77.3
Dominion	76.8
Duke Energy	75.6
BellSouth	74.4
Cox Communications	74.2
Union Pacific	73.8
Merrill Lynch	73.4
Berkshire Hathaway	72.1

The Company's management considers a number of factors when determining the impairment status of individual securities. These include the economic condition of various industry segments and geographic locations and other areas of identified risks. Although it is possible for the impairment of one investment to affect other investments, the Company engages in ongoing risk management to safeguard against and limit any further risk to its investment portfolio. Special attention is given to correlative risks within specific industries, related parties and business markets.

The Company generally considers a number of factors in determining whether the impairment is other than temporary. These include, but are not limited to: 1) actions taken by rating agencies, 2) default by the issuer, 3) the significance of the decline, 4) the intent and ability of the Company to hold the investment until recovery, 5) the time period during which the decline has occurred, 6) an economic analysis of the issuer's industry, and 7) the financial strength, liquidity, and recoverability of the issuer. Management performs a security by security review each quarter in evaluating the need for any other-than-temporary impairments. Although no set formula is used in this process, the investment performance, collateral position and continued viability of the issuer are significant measures considered.

The Company generally considers a number of factors relating to the issuer in determining the financial strength, liquidity, and recoverability of an issuer. These include but are not limited to: available collateral, tangible and intangible assets that might be available to repay debt, operating cash flows, financial ratios, access to capital markets, quality of management, market position, exposure to litigation or product warranties, and the effect of general economic conditions on the issuer. Once management has determined that a particular investment has suffered an other-than-temporary impairment, the asset is written down to its estimated fair value.

There are certain risks and uncertainties associated with determining whether declines in market values are other than temporary. These include significant changes in general economic conditions and business markets, trends in certain industry segments, interest rate fluctuations, rating agency actions, changes in significant accounting estimates and assumptions, commission of fraud and legislative actions. The Company continuously monitors these factors as they relate to the investment portfolio in determining the status of each investment. Provided below are additional facts concerning the potential effect upon the Company's earnings should circumstances lead management to conclude that some of the current declines in market value are other than temporary.

Unrealized Gains and Losses

The information presented below relates to investments at a certain point in time and is not necessarily indicative of the status of the portfolio at any time after December 31, 2004, the balance sheet date. Information about unrealized gains and losses is subject to rapidly changing conditions, including volatility of financial markets and changes in interest rates. As indicated above, the Company's management considers a number of factors in determining if an unrealized loss is other-than-temporary, including its ability and intent to hold the security until recovery. Furthermore, since the timing of recognizing realized gains and losses is largely based on management's decisions as to the timing and selection of investments to be sold, the tables and information provided below should be considered within the context of the overall unrealized gain (loss) position of the portfolio. At December 31, 2004, the Company had an overall pretax net unrealized gain of $700.1 million.

For traded and private fixed maturity and equity securities held by the Company that are in an unrealized loss position at December 31, 2004, the estimated market value, amortized cost, unrealized loss and total time period that the security has been in an unrealized loss position are presented in the table below.

	Estimated Market Value	**% Market Value**	**Amortized Cost**	**% Amortized Cost**	**Unrealized Loss**	**% Unrealized Loss**
			(in thousands)			
<= 90 days	$1,283,554	59.4%	$1,293,509	58.5%	$ (9,955)	19.2%
>90 days but <= 180 days	57,082	2.6	62,029	2.8	(4,946)	9.6
>180 days but <= 270 days	346,083	16.0	353,030	16.0	(6,947)	13.4
>270 days but <= 1 year	116,581	5.4	118,812	5.4	(2,231)	4.3
>1 year but <= 2 years	299,794	13.9	310,320	14.0	(10,526)	20.3
>2 years but <= 3 years	339	0.0	568	0.0	(229)	0.4
>3 years but <= 4 years	22,386	1.1	25,387	1.1	(3,001)	5.8
>4 years but <= 5 years	259	0.0	411	0.0	(152)	0.3
>5 years	34,333	1.6	48,176	2.2	(13,844)	26.7
Total	$2,160,411	100.0%	$2,212,242	100.0%	$(51,831)	100.0%

At December 31, 2004, securities with a market value of $29.2 million and $16.5 million of unrealized losses were issued in Company-sponsored commercial mortgage loan securitizations, including $12.8 million of unrealized losses greater than five years. The Company does not consider these unrealized positions to be other than temporary because the underlying mortgage loans continue to perform consistently with the Company's original expectations.

The Company has no material concentrations of issuers or guarantors of fixed maturity securities. The industry segment composition of all securities in an unrealized loss position held by the Company at December 31, 2004, is presented in the following table.

	Estimated Market Value	**% Market Value**	**Amortized Cost**	**% Amortized Cost**	**Unrealized Loss**	**% Unrealized Loss**
			(in thousands)			
Agency mortgages	$ 724,792	33.6%	$ 728,875	32.9%	$ (4,083)	7.9%
Banking	128,935	6.0	130,435	5.9	(1,500)	2.9
Basic industrial	68,785	3.2	71,027	3.2	(2,242)	4.3
Brokerage	52,505	2.4	53,002	2.4	(497)	1.0
Communications	73,254	3.4	75,907	3.4	(2,653)	5.1
Consumer-cyclical	43,813	2.0	44,490	2.0	(677)	1.3
Consumer-noncyclical	50,980	2.4	52,545	2.4	(1,565)	3.0
Electric	270,567	12.5	280,627	12.7	(10,060)	19.4
Energy	66,987	3.1	69,454	3.1	(2,467)	4.8
Finance companies	23,328	1.1	23,617	1.1	(289)	0.6
Insurance	102,710	4.8	105,137	4.8	(2,427)	4.7
Municipal agencies	72	0.0	72	0.0	(0)	0.0
Natural gas	114,441	5.3	116,696	5.3	(2,255)	4.3
Non-agency mortgages	277,212	12.8	291,369	13.2	(14,157)	27.3
Other finance	37,728	1.7	42,558	1.9	(4,830)	9.3
Other industrial	34,513	1.6	34,781	1.6	(268)	0.5
Other utility	21	0.0	44	0.0	(23)	0.0
Real estate	50	0.0	50	0.0	(0)	0.0
Technology	11,199	0.5	11,480	0.5	(281)	0.6
Transportation	53,857	2.5	55,147	2.5	(1,290)	2.5
U.S. Government	24,662	1.1	24,929	1.1	(267)	0.5
Total	$2,160,411	100.0%	$2,212,242	100.0%	$(51,831)	100.0%

The range of maturity dates for securities in an unrealized loss position at December 31, 2004 varies, with 10.6% maturing in less than 5 years, 23.9% maturing between 5 and 10 years, and 65.5% maturing after 10 years. The following table shows the credit rating of securities in an unrealized loss position at December 31, 2004.

S&P or Equivalent Designation	Estimated Market Value	% Market Value	Amortized Cost	% Amortized Cost	Unrealized Loss	% Unrealized Loss
			(in thousands)			
AAA/AA/A	$1,524,183	70.6%	$1,544,480	69.8%	$(20,297)	39.1%
BBB	519,326	24.0	531,230	24.0	(11,904)	23.0
Investment grade	2,043,509	94.6	2,075,710	93.8	(32,201)	62.1
BB	31,739	1.5	32,918	1.5	(1,179)	2.3
B	70,804	3.3	78,906	3.6	(8,102)	15.6
CCC or lower	14,359	0.6	24,708	1.1	(10,349)	20.0
Below investment grade	116,902	5.4	136,532	6.2	(19,630)	37.9
Total	$2,160,411	100.0%	$2,212,242	100.0%	$(51,831)	100.0%

At December 31, 2004, securities in an unrealized loss position that were rated as below investment grade represented 5.4% of the total market value and 37.9% of the total unrealized loss. Unrealized losses related to below investment grade securities that had been in an unrealized loss position for more than twelve months were $15.9 million. Securities in an unrealized loss position rated less than investment grade were 0.6% of invested assets. The Company generally purchases its investments with the intent to hold to maturity. The Company does not expect these investments to adversely affect its liquidity or ability to maintain proper matching of assets and liabilities.

The following table shows the estimated market value, amortized cost, unrealized loss and total time period that the security has been in an unrealized loss position for all below investment grade securities.

	Estimated Market Value	% Market Value	Amortized Cost	% Amortized Cost	Unrealized Loss	% Unrealized Loss
			(in thousands)			
<= 90 days	$ 11,071	9.5%	$ 11,261	8.2%	$ (190)	1.0%
>90 days but <= 180 days	1,442	1.2	1,781	1.3	(339)	1.7
>180 days but <= 270 days	39,883	34.1	42,625	31.2	(2,742)	14.0
>270 days but <= 1 year	11,936	10.2	12,399	9.1	(463)	2.3
>1 year but <= 2 years	597	0.5	661	0.5	(64)	0.3
>2 years but <= 3 years	186	0.2	251	0.2	(65)	0.3
>3 years but <= 4 years	22,109	18.9	25,051	18.4	(2,942)	15.0
>4 years but <= 5 years	14	0.0	45	0.0	(31)	0.2
>5 years	29,664	25.4	42,458	31.1	(12,794)	65.2
Total	$116,902	100.0%	$136,532	100.0%	$(19,630)	100.0%

At December 31, 2004, below investment grade securities with a market value of $24.7 million and $11.8 million of unrealized losses were issued in Company-sponsored commercial mortgage loan securitizations, including securities in an unrealized loss position greater than five years with a market value of $24.6 million and $11.8 million of unrealized losses. The Company does not consider these unrealized positions to be other than temporary, because the underlying mortgage loans continue to perform consistently with the Company's original expectations.

Realized Losses

Realized losses are comprised of both write-downs on other-than-temporary impairments and actual sales of investments. During the year ended December 31, 2004, the Company recorded pretax other-than-temporary impairments in its investments of $18.3 million as compared to $22.3 million in the year ended December 31, 2003. The most significant impairments taken during 2004 were $11.6 million in write-downs taken on airline equipment trust certificates that were secured by passenger aircraft. Given the continued difficulties in this industry as well as developments with the specific assets backing these securities, management deemed these securities to be other than temporarily impaired. The remaining impairments were not concentrated from an industry perspective and no individual impairment was greater than $2.5 million.

As discussed earlier, the Company's management considers several factors when determining other than temporary impairments. Although the Company generally intends to hold securities until maturity, the Company may change its position as a result of a change in circumstances. Any such decision is consistent with the Company's classification of all but a specific portion of its investment portfolio as available for sale. During the year ended December 31, 2004, the Company sold securities in an unrealized loss position with a market value of $503.5 million resulting in a realized loss of $7.4 million. For such securities, the proceeds, realized loss and total time period that the security had been in an unrealized loss position are presented in the table below.

	Proceeds	% Proceeds	Realized Loss	% Realized Loss
		(in thousands)		
<= 90 days	$291,069	57.8%	$(2,706)	36.4%
>90 days but <= 180 days	18,350	3.6	(186)	2.5
>180 days but <= 270 days	106,121	21.1	(2,561)	34.4
>270 days but <= 1 year	76,337	15.2	(1,615)	21.7
>1 year	11,650	2.3	(374)	5.0
Total	$503,527	100.0%	$(7,442)	100.0%

See Note 2 to the Consolidated Financial Statements for additional details on the Company's analysis of its investments.

Mortgage Loans

The Company records mortgage loans net of an allowance for credit losses. This allowance is calculated through analysis of specific loans that are believed to be at a higher risk of becoming impaired in the near future. At December 31, 2004, the Company's allowance for mortgage loan credit losses was $3.3 million.

Subsequent to December 31, 2004, Winn-Dixie Stores Inc. (Winn-Dixie), an anchor tenant in the Company's mortgage loan portfolio, declared Chapter 11 bankruptcy. At March 9, 2005, the Company had 46 loans amounting to $118.8 million in loan balances in which Winn-Dixie was considered to be the anchor tenant for the underlying property (including 12 loans with balances of $21.3 million included in mortgage loan securitization trusts in which the Company holds retained beneficial interests). At March 9, 2005, the rents from Winn-Dixie represented approximately 50% of the total rents applicable to the properties underlying these loans (including approximately 66% of rents on loans in mortgage loan securitizations). The Company has evaluated each of the related loans, and, at this time, does not believe any of the loans to be materially impaired. The Company will continue to actively monitor these loans and assess them for potential impairments as circumstances develop in the future.

For several years the Company has offered a type of commercial mortgage loan under which the Company will permit a slightly higher loan-to-value ratio in exchange for a participating interest in the cash flows from the underlying real estate. As of December 31, 2004, approximately $439.8 million of the Company's mortgage loans have this participation feature.

At December 31, 2004, delinquent mortgage loans and foreclosed properties were 0.1% of invested assets. The Company does not expect these investments to adversely affect its liquidity or ability to maintain proper matching of assets and liabilities.

Liquidity

The Company meets its liquidity requirements primarily through positive cash flows from its operating subsidiaries. Primary sources of cash from the operating subsidiaries are premiums, deposits for policyholder accounts, investment sales and maturities, and investment income. Primary uses of cash for the operating subsidiaries include benefit payments, withdrawals from policyholder accounts, investment purchases, policy acquisition costs, and other operating expenses.

The Company's positive cash flows from operations are used to fund an investment portfolio that provides for future benefit payments. The Company employs a formal asset/liability program to manage the cash flows of its investment portfolio relative to its long-term benefit obligations. The Company believes its asset/liability management programs and procedures provide sufficient liquidity to enable it to fulfill its obligation to pay benefits under its various insurance and deposit contracts. However, the Company's asset/liability management programs and procedures incorporate assumptions about the relationship between short-term and long-term interest rates (i.e., the slope of the yield curve), relationships between risk-adjusted and risk-free interest rates, market liquidity and other factors, and the effectiveness of the Company's asset/liability management programs and procedures may be negatively affected whenever actual results differ from those assumptions.

While the Company generally anticipates that the cash flow of its operating subsidiaries will be sufficient to meet their investment commitments and operating cash needs, the Company recognizes that investment commitments scheduled to be funded may, from time to time, exceed the funds then available. Therefore, the Company has established repurchase agreement programs for certain of its insurance subsidiaries to provide liquidity when needed. The Company expects that the rate received on its investments will equal or exceed its borrowing rate. Additionally, the Company may, from time to time, sell short-duration stable value products to complement its cash management practices. The Company has also used securitization transactions involving its commercial mortgage loans to increase liquidity for the operating subsidiaries.

The life insurance subsidiaries were committed at December 31, 2004, to fund mortgage loans in the amount of $739.9 million. The Company's subsidiaries held $1,190.1 million in cash and short-term investments at December 31, 2004. Protective Life Corporation had an additional $0.1 million in cash and short-term investments available for general corporate purposes.

Protective Life Corporation's primary sources of cash are dividends and payments on surplus notes from its operating subsidiaries; revenues from investment, data processing, legal, and management services rendered to subsidiaries; investment income; and external financing. These sources of cash support the general corporate needs of the holding company including its common stock dividends and debt service. The states in which the Company's insurance subsidiaries are domiciled impose certain restrictions on the insurance subsidiaries' ability to pay dividends to Protective Life Corporation. These restrictions are generally based in part on the prior year's statutory income and surplus. Generally, these restrictions pose no short-term liquidity concerns for Protective Life Corporation. The Company plans to retain substantial portions of the earnings of its insurance subsidiaries in those companies primarily to support their future growth.

Capital Resources

To give the Company flexibility in connection with future acquisitions and other funding needs, the Company has registered debt securities, preferred and common stock, and stock purchase contracts of Protective Life Corporation, and additional preferred securities of special purpose finance subsidiaries under the Securities Act of 1933 on a delayed (or shelf) basis. In October 2004, the Company issued the remaining securities available under the existing shelf registration. In December 2004, the Company filed a new shelf registration for a total of $750 million in securities, which became effective in January 2005.

At December 31, 2004, the Company's capital structure consisted of Medium-Term Notes, Senior Notes, Subordinated Debentures, and share-owners' equity. The Company also has a $200 million revolving line of credit, under which both Protective Life Corporation and Protective Life Insurance Company may borrow funds at an interest rate of LIBOR plus 0.30%, with balances due July 30, 2009. No compensating balances are required to maintain the line of credit. The line of credit arrangements contain, among other provisions, requirements for maintaining certain financial ratios and restrictions on indebtedness incurred by the Company and its subsidiaries. Additionally, the line of credit arrangements preclude the Company, on a consolidated basis, from incurring debt in excess of 40% of its total capital. At December 31, 2004, the Company was in compliance with all debt covenants.

The Company's Subordinated Debentures are held by wholly-owned subsidiary trusts that have issued Trust Originated Preferred Securities (TOPrS) to finance the purchase of such debentures. The principal obligations of the trusts are irrevocably guaranteed by the Company. As described in Note 1 to the Consolidated Financial Statements, the subsidiary trusts are not consolidated and, therefore, the Company's obligations with respect to the TOPrS are reported in the financial statements as "subordinated debt securities".

The Company's total debt balance increased by $93.2 million in 2004, compared to a total increase of $55.2 million in 2003. Debt issuances of $253.1 million and $250.0 million in 2004 and 2003, respectively, are detailed below.

Description (scheduled maturity)	Amount	Interest Rate
2004		
Subordinated Debentures (30-year)	$103,093	6.125%
Senior Notes (10-year)	150,000	4.875
2003		
Senior Notes (10-year)	250,000	4.30

Debt reductions totaled $159.9 million and $194.8 million, respectively, during 2004 and 2003, as shown below.

Description (scheduled maturity)	Amount	Interest Rate
2004		
Senior Notes (16-year)	$ 59,864	7.50%
Senior Notes (10-year)	75,000	7.95%
Revolving line of credit	25,000	LIBOR + .30%
Other, net	32	Various
2003		
Senior Notes (2-year)	100,000	LIBOR + .375%
Senior Notes (10-year)	49,858	8.00%
Senior Notes (15-year)	39,843	8.10%
Revolving line of credit	5,000	LIBOR + .30%
Other, net	80	Various

The Company plans to redeem all of its $34.7 million in 8.25% Senior Notes in April 2005. The Company plans to fund the redemption with proceeds from its revolving line of credit.

In May 2004, the Company's Board of Directors authorized a $100 million share repurchase program, available through May 2, 2007. There has been no activity under this program, and future activity will be dependent upon many factors, including capital levels, rating agency expectations, and the relative attractiveness of alternative uses for capital.

A life insurance company's statutory capital is computed according to rules prescribed by the National Association of Insurance Commissioners (NAIC), as modified by the insurance company's state of domicile. Statutory accounting rules are different from accounting principles generally accepted in the United States of America and are intended to reflect a more conservative view by, for example, requiring immediate expensing of policy acquisition costs. The NAIC's risk-based capital requirements require insurance companies to calculate and report information under a risk-based capital formula. The achievement of long-term growth will require growth in the statutory capital of the Company's insurance subsidiaries. The subsidiaries may secure additional statutory capital through various sources, such as retained statutory earnings or equity contributions by Protective Life Corporation.

Currently, the Company's insurance subsidiaries have statutory surplus and risk-based capital levels well above regulatory required levels. At December 31, 2004, the primary insurance subsidiaries had the following insurer financial strength ratings:

	Standard & Poor's	A.M. Best	Fitch	Moody's
Protective Life Insurance Company	AA	A+	AA-	Aa3
West Coast Life Insurance Company	AA	A+	AA-	Aa3
Empire General Life Assurance Corporation	AA	A+	AA-	N/A
Protective Life and Annuity Insurance Company	AA	A+	AA-	N/A
Lyndon Property Insurance Company	N/A	A-	N/A	N/A

Market Risk Exposures

The Company's financial position and earnings are subject to various market risks including changes in interest rates, changes in the yield curve, changes in spreads between risk-adjusted and risk-free interest rates, changes in foreign currency rates, changes in used vehicle prices, and equity price risks. The Company analyzes and manages the risks arising from market exposures of financial instruments, as well as other risks, through an integrated asset/liability management process. The Company's asset/liability management programs and procedures involve the monitoring of asset and liability durations for various product lines; cash flow testing under various interest rate scenarios; and the continuous rebalancing of assets and liabilities with respect to yield, risk, and cash flow characteristics. These programs also incorporate the use of derivative financial instruments to reduce the Company's exposure to interest rate risk, inflation risk, and currency exchange risk.

Derivative instruments that are currently used as part of the Company's interest rate risk management strategy include interest rate swaps, interest rate futures, and interest rate options. The Company's inflation risk management strategy involves the use of swaps that require the Company to pay a fixed rate and receive a floating rate that is based on changes in the Consumer Price Index (CPI). The Company also uses foreign currency swaps to manage its exposure to changes in the value of foreign currency denominated stable value contracts.

The Company believes its asset/liability management programs and procedures and certain product features provide protection for the Company against the effects of changes in interest rates under various scenarios. Additionally, the Company believes its asset/liability management programs and procedures provide sufficient liquidity to enable it to fulfill its obligation to pay benefits under its various insurance and deposit contracts. However, the Company's asset/liability management programs and procedures incorporate assumptions about the relationship between short-term and long-term interest rates (i.e., the slope of the yield curve), relationships between risk-adjusted and risk-free interest rates, market liquidity and other factors, and the effectiveness of the Company's asset/liability management programs and procedures may be negatively affected whenever actual results differ from those assumptions.

The primary focus of the Company's asset/liability program is the management of interest rate risk within the insurance operations. This includes monitoring the duration of both investments and insurance liabilities to maintain an appropriate balance between risk and profitability for each product category, and for the Company as a whole. It is the Company's policy to generally maintain asset and liability durations within one-half year of one another, although, from time to time, a broader interval may be allowed.

The following table sets forth the estimated market values of the Company's fixed maturity investments and mortgage loans resulting from a hypothetical immediate 1 percentage point increase in interest rates from levels prevailing at December 31, and the percent change in market value the following estimated market values would represent.

At December 31	Amount	Percent Change
	(in millions)	
2003		
Fixed maturities	$12,608.0	(5.6)%
Mortgage loans	2,816.1	(4.8)
2004		
Fixed maturities	$13,576.7	(5.8)%
Mortgage loans	3,021.3	(4.8)

Estimated market values were derived from the durations of the Company's fixed maturities and mortgage loans. Duration measures the relationship between changes in market value to changes in interest rates. While these estimated market values generally provide an indication of how sensitive the market values of the Company's fixed maturities and mortgage loans are to changes in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

In the ordinary course of its commercial mortgage lending operations, the Company will commit to provide a mortgage loan before the property to be mortgaged has been built or acquired. The mortgage loan commitment is a contractual obligation to fund a mortgage loan when called upon by the borrower. The commitment is not recognized in the Company's financial statements until the commitment is actually funded. The mortgage loan commitment contains terms, including the rate of interest, which may be different than prevailing interest rates.

At December 31, 2004, the Company had outstanding mortgage loan commitments of $793.9 million with an estimated fair value of $805.1 million (using discounted cash flows from the first call date). At December 31, 2003, the Company had outstanding commitments of $578.5 million with an estimated fair value of $595.7 million. The following table sets forth the estimated fair value of the Company's mortgage loan commitments resulting from a hypothetical immediate 1 percentage point increase in interest rate levels prevailing at December 31, and the percent change in fair value the following estimated fair values would represent.

At December 31	Amount	Percent Change
	(in millions)	
2003	$566.1	(5.0)%
2004	$764.8	(5.0)%

The estimated fair values were derived from the durations of the Company's outstanding mortgage loan commitments. While these estimated fair values generally provide an indication of how sensitive the fair value of the Company's outstanding commitments are to changes in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

As previously discussed, the Company utilizes a risk management strategy that involves the use of derivative financial instruments. Derivative instruments expose the Company to credit and market risk. The Company minimizes its credit risk by entering into transactions with highly rated counterparties. The Company manages the market risk associated with interest rate and foreign exchange contracts by establishing and monitoring limits as to the types and degrees of risk that may be undertaken.

At December 31, 2004, derivative contracts with a notional amount of $4.1 billion were in a $190.1 million net gain position. At December 31, 2003, derivative contracts with a notional amount of $3.6 billion were in a $152.4 million net gain position. The Company recognized $19.6 million, $12.6 million, and $28.3 million of realized investment gains related to derivative financial instruments in 2004, 2003 and 2002, respectively.

The following table sets forth the December 31 notional amount and fair value of the Company's interest rate risk related derivative financial instruments, and the estimated fair value resulting from a hypothetical immediate plus and minus one percentage point change in interest rates from levels prevailing at December 31.

	Notional Amount	Fair Value at December 31	Fair Value Resulting From an Immediate +/-1% Change in Interest Rates	
			+1%	-1%
		(in millions)		
2003				
Options				
Puts	$1,300.0	$ 0.5	$ 1.2	$ 0.0
Fixed to floating				
Swaps	593.7	30.2	5.9	54.4
Floating to fixed				
Swaps	460.1	(31.9)	(24.7)	(38.0)
Floating to floating				
Swaps	800.0	0.0	0.0	0.0
	$3,153.8	$ (1.2)	$(17.6)	$ 16.4
2004				
Options				
Puts	$1,190.0	$ 0.5	$ 18.3	$ 0.0
Futures	499.0	(6.0)	47.8	(57.4)
Fixed to floating				
Swaps	550.8	15.4	(14.3)	33.1
Floating to fixed				
Swaps	651.2	(13.4)	10.1	(38.7)
Floating to floating				
Swaps	800.0	0.0	0.0	0.0
	$3,691.0	$ (3.5)	$ 61.9	$(63.0)

The Company is also subject to foreign exchange risk arising from stable value contracts denominated in foreign currencies and related foreign currency swaps. At December 31, 2004, stable value contracts of $389.5 million had a foreign exchange loss of approximately $180.2 million and the related foreign currency swaps had a net unrealized gain of approximately $196.0 million. At December 31, 2003, stable value contracts of $416.1 million had a foreign exchange loss of approximately $151.8 million and the related foreign currency swaps had a net unrealized gain of approximately $154.4 million.

The following table sets forth the notional amount and fair value of the funding agreements and related foreign currency swaps at December 31, and the estimated fair value resulting from a hypothetical 10% change in quoted foreign currency exchange rates from levels prevailing at December 31.

	Notional Amount	Fair Value at December 31	Fair Value Resulting From an Immediate +/-10% Change in Foreign Currency Exchange Rates	
			+10%	-10%
		(in millions)		
2003				
Stable Value Contracts	$416.1	$(151.8)	$(208.6)	$ (95.0)
Foreign Currency Swap	416.1	154.4	180.6	128.2
	$832.2	$ 2.6	$ (28.0)	$ 33.2
2004				
Stable Value Contracts	$389.5	$(180.2)	$(237.1)	$(123.2)
Foreign Currency Swap	389.5	196.0	215.3	176.6
	$779.0	$ 15.8	$ (21.8)	$ 53.4

Estimated gains and losses were derived using pricing models specific to derivative financial instruments. While these estimated gains and losses generally provide an indication of how sensitive the Company's derivative financial instruments are to changes in interest rates and foreign currency exchange rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

The Company's stable value contract and annuity products tend to be more sensitive to market risks than the Company's other products. As such, many of these products contain surrender charges and other features that reward persistency and penalize the early withdrawal of funds. Certain stable value and annuity contracts have market-value adjustments that protect the Company against investment losses if interest rates are higher at the time of surrender than at the time of issue.

At December 31, 2004, the Company had $5.6 billion of stable value product account balances with an estimated fair value of $5.6 billion (using discounted cash flows), and $3.5 billion of annuity account balances with an estimated fair value of $3.5 billion (using surrender values). At December 31, 2003, the Company had $4.7 billion of stable value product account balances with an estimated fair value of $4.7 billion, and $3.5 billion of annuity account balances with an estimated fair value of $3.5 billion.

The following table sets forth the estimated fair values of the Company's stable value and annuity account balances resulting from a hypothetical immediate 1 percentage point decrease in interest rates from levels prevailing at December 31 and the percent change in fair value the following estimated fair values would represent.

At December 31	Amount	Percent Change
	(in millions)	
2003		
Stable value product account balances	$4,817.2	1.7%
Annuity account balances	3,642.0	4.8
2004		
Stable value product account balances	$5,723.8	2.4%
Annuity account balances	3,621.4	4.8

Estimated fair values were derived from the durations of the Company's stable value and annuity account balances. While these estimated fair values generally provide an indication of how sensitive the fair values of the Company's stable value and annuity account balances are to changes in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

Approximately 10% of the Company's liabilities relate to products (primarily whole life insurance), the profitability of which could be affected by changes in interest rates. The effect of such changes in any one year is not expected to be material.

The Company's runoff residual value line of business exposes the Company to the risk of changes in used vehicle prices. Reserves for this business are established based upon assumptions regarding the level of used vehicle prices. The following table sets forth the estimated changes in the Company's reserves resulting from hypothetical immediate decreases in the assumed levels of used vehicle prices from those used to value the reserves established at December 31, 2004.

	Change in Used Vehicle Prices			
	-1.0%	**-2.0%**	**-3.0%**	**-4.5%**
Reserve Change (in millions)	$3.4	$7.1	$11.1	$19.9

CONTRACTUAL OBLIGATIONS

The table below sets forth future maturities of long-term debt, subordinated debt securities, stable value products, notes payable, operating lease obligations, mortgage loan commitments, and liabilities related to variable interest entities.

	2005	**2006-2007**	**2008-2009**	**After 2009**
		(in thousands)		
Long-term debt[a]		$ 2,202		$ 449,231
Subordinated debt securities[b]				324,743
Stable value products[c]	$1,162,578	2,394,535	$ 946,728	1,059,156
Operating leases[d]	5,979	8,113	5,818	6,862
Home office lease[e]	1,665	76,943		
Mortgage loan commitments	793,930			
Liabilities related to variable interest entities[f]	406,752	3,025	36,089	36,568
Policyholder obligations[g]	860,459	1,788,764	1,598,549	8,803,941

(a) Long-term debt includes all principal amounts owed on note agreements, and does not include interest payments due over the term of the notes.

(b) Subordinated debt securities includes all principal amounts owed to non-consolidated special purpose finance subsidiaries of the Company, and does not include interest payments due over the term of the obligations.

(c) Anticipated stable value products cash flows, excluding interest not yet accrued.

(d) Includes all lease payments required under operating lease agreements.

(e) The lease payments shown assume the Company exercises its option to purchase the building at the end of the lease term.

(f) Liabilities related to variable interest entities are not the legal obligations of the Company, but will be repaid with cash flows generated by the variable interest entities. The amounts represent scheduled principal payments.

(g) Estimated contractual policyholder obligations are based on mortality, morbidity, and lapse assumptions comparable to the Company's historical experience, modified for recent observed trends. These obligations are based on current balance sheet values and do not incorporate an expectation of future market growth, interest crediting, or future deposits. Due to the significance of the assumptions used, the amounts presented could materially differ from actual results. As separate account obligations are legally insulated from general account obligations, the separate account obligations will be fully funded by cash flows from separate account assets. The Company expects to fully fund the general account obligations from cash flows from general account investments.

KNOWN TRENDS AND UNCERTAINTIES

The operating results of companies in the insurance industry have historically been subject to significant fluctuations. The factors which could affect the Company's future results include, but are not limited to, general economic conditions and the known trends and uncertainties which are discussed more fully below.

The Company is exposed to the risks of natural disasters, malicious and terrorist acts that could adversely affect the Company's operations.

While the Company has obtained insurance, implemented risk management and contingency plans, and taken preventive measures and other precautions, no predictions of specific scenarios can be made nor can assurance be given that there are not scenarios that could have an adverse effect on the Company. A natural disaster or an outbreak of an easily communicable disease could adversely affect the mortality or morbidity experience of the Company or its reinsurers.

The Company operates in a mature, highly competitive industry, which could limit its ability to gain or maintain its position in the industry.

Life and health insurance is a mature industry. In recent years, the industry has experienced little growth in life insurance sales, though the aging population has increased the demand for retirement savings products. Life and health insurance is a highly competitive industry. The Company encounters significant competition in all lines of business from other insurance companies, many of which have greater financial resources than the Company, as well as competition from other providers of financial services. Competition could result in, among other things, lower sales or higher lapses of existing products.

The insurance industry is consolidating, with larger, potentially more efficient organizations emerging from consolidation. Participants in certain of the Company's independent distribution channels are also consolidating into larger organizations. Some mutual insurance companies are converting to stock ownership, which will give them greater access to capital markets. Additionally, commercial banks, insurance companies, and investment banks may now combine, provided certain requirements are satisfied. The ability of banks to increase their securities-related business or to affiliate with insurance companies may materially and adversely affect sales of all of the Company's products by substantially increasing the number and financial strength of potential competitors.

The Company's ability to compete is dependent upon, among other things, its ability to attract and retain distribution channels to market its insurance and investment products, its ability to develop competitive and profitable products, its ability to maintain low unit costs, and its maintenance of strong ratings from rating agencies.

A ratings downgrade could adversely affect the Company's ability to compete.

Rating organizations periodically review the financial performance and condition of insurers, including the Company's subsidiaries. In recent years, downgrades of insurance companies have occurred with increasing frequency. A downgrade in the rating of the Company's subsidiaries could adversely affect the Company's ability to sell its products, retain existing business, and compete for attractive acquisition opportunities. Specifically, a ratings downgrade would materially harm the Company's ability to sell certain products, including guaranteed investment products and funding agreements.

Rating organizations assign ratings based upon several factors. While most of the factors relate to the rated company, some of the factors relate to the views of the rating organization, general economic conditions and circumstances outside the rated company's control. In addition, rating organizations use various models and formulas to assess the strength of a rated company, and from time to time rating organizations have, in their discretion, altered the models. Changes to the models could impact the rating organizations' judgment of the rating to be assigned to the rated company. The Company cannot predict what actions the rating organizations may take, or what actions the Company may be required to take in response to the actions of the rating organizations, which could adversely affect the Company.

The Company's policy claims fluctuate from period to period, and actual results could differ from its expectations.

The Company's results may fluctuate from period to period due to fluctuations in policy claims received by the Company. Certain of the Company's businesses may experience higher claims if the economy is growing slowly or in recession, or equity markets decline.

Mortality, morbidity, and casualty expectations incorporate assumptions about many factors, including, for example, how a product is distributed, persistency and lapses, future progress in the fields of health and medicine, and the projected level of used vehicle values. Actual mortality, morbidity, the projected level of used vehicle values, and casualty claims could differ from expectations if actual results differ from those assumptions. In addition, continued activity in the life settlement industry could have an adverse impact on the Company's level of persistency and lapses.

The Company's results may be negatively affected should actual experience differ from management's assumptions and estimates.

In the conduct of business, the Company makes certain assumptions regarding the mortality, persistency, expenses and interest rates, or other factors appropriate to the type of business it expects to experience in future periods. These assumptions are also used to estimate the amounts of deferred policy acquisition costs, policy liabilities and accruals, future earnings, and various components of the Company's balance sheet. The Company's actual experience, as well as changes in estimates, are used to prepare the Company's statements of income.

The calculations the Company uses to estimate various components of its balance sheet and statements of income are necessarily complex and involve analyzing and interpreting large quantities of data. The Company currently employs various techniques for such calculations and it from time to time will develop and implement more sophisticated administrative systems and procedures capable of facilitating the calculation of more precise estimates.

Assumptions and estimates involve judgment, and by their nature are imprecise and subject to changes and revision over time. Accordingly, the Company's results may be affected, positively or negatively, from time to time, by actual results differing from assumptions, by changes in estimates, and by changes resulting from implementing more sophisticated administrative systems and procedures that facilitate the calculation of more precise estimates.

The use of reinsurance introduces variability in the Company's statements of income.

The timing of premium payments to, and receipt of expense allowances from, reinsurers may differ from the Company's receipt of customer premium payments and incurrence of expenses. These timing differences introduce variability in certain components of the Company's statements of income, and may also introduce variability in the Company's quarterly results.

The Company could be forced to sell investments at a loss to cover policyholder withdrawals.

Many of the products offered by the Company and its insurance subsidiaries allow policyholders and contract holders to withdraw their funds under defined circumstances. The Company and its insurance subsidiaries manage their liabilities and configure their investment portfolios so as to provide and maintain sufficient liquidity to support anticipated withdrawal demands and contract benefits and maturities. While the Company and its life insurance subsidiaries own a significant amount of liquid assets, a certain portion of their assets are relatively illiquid. If the Company or its subsidiaries experience unanticipated withdrawal or surrender activity, the Company or its subsidiaries could exhaust their liquid assets and be forced to liquidate other assets, perhaps on unfavorable terms. If the Company or its subsidiaries are forced to dispose of assets on unfavorable terms, it could have an adverse effect on the Company's financial condition.

Interest-rate fluctuations could negatively affect the Company's spread income or otherwise impact its business.

Significant changes in interest rates expose insurance companies to the risk of not earning anticipated spreads between the interest rate earned on investments and the credited interest rates paid on outstanding policies and contracts. Both rising and declining interest rates can negatively affect the Company's spread income. While the Company develops and maintains asset/liability management programs and procedures designed to preserve spread income in rising or falling interest rate environments, no assurance can be given that changes in interest rates will not affect such spreads.

From time to time, the Company has participated in securities repurchase transactions that have contributed to the Company's investment income. Such transactions involve some degree of risk that the counterparty may fail to perform its obligations to pay amounts owed and the collateral has insufficient value to satisfy the obligation. No assurance can be given that such transactions will continue to be entered into and contribute to the Company's investment income in the future.

Changes in interest rates may also impact its business in other ways. Lower interest rates may result in lower sales of certain of the Company's insurance and investment products. In addition, certain of the Company's insurance and investment products guarantee a minimum credited interest rate, and the Company could become unable to earn its spread income should interest rates decrease significantly.

Higher interest rates may create a less favorable environment for the origination of mortgage loans and decrease the investment income the Company receives in the form of prepayment fees, make-whole payments, and mortgage participation income. Higher interest rates may also increase the cost of debt and other obligations having floating rate or rate reset provisions and may result in lower sales of variable products.

Additionally, the Company's asset/liability management programs and procedures incorporate assumptions about the relationship between short-term and long-term interest rates (i.e., the slope of the yield curve) and relationships between risk-adjusted and risk-free interest rates, market liquidity, and other factors. The effectiveness of the Company's asset/liability management programs and procedures may be negatively affected whenever actual results differ from these assumptions.

In general terms, the Company's results are improved when the yield curve is positively sloped (i.e., when long-term interest rates are higher than short-term interest rates), and will be adversely affected by a flat or negatively sloped curve.

Equity market volatility could negatively impact the Company's business.

The amount of policy fees received from variable products is affected by the performance of the equity markets, increasing or decreasing as markets rise or fall. Equity market volatility can also affect the profitability of variable products in other ways.

The amortization of deferred policy acquisition costs relating to variable products and the estimated cost of providing guaranteed minimum death benefits incorporate various assumptions about the overall performance of equity markets over certain time periods. The rate of amortization of deferred policy acquisition costs and the estimated cost of providing guaranteed minimum death benefits could increase if equity market performance is worse than assumed.

A deficiency in the Company's systems could result in over or underpayments of amounts owed to or by the Company and/or errors in the Company's critical assumptions or reported financial results.

The business of insurance necessarily involves the collection and dissemination of large amounts of data using systems operated by the Company. Examples of data collected and analyzed include policy information, policy rates, expenses, mortality and morbidity experience. To the extent that data input errors, systems errors, or systems failures are not identified and corrected by the Company's internal controls, the information generated by the systems and used by the Company and/or supplied to business partners, policyholders, and others may be incorrect and may result in an overpayment or underpayment of amounts owed to or by the Company and/or the Company using incorrect assumptions in its business decisions or financial reporting.

In the third quarter of 2002, the Company discovered that the rates payable on certain life insurance policies were incorrectly entered into its reinsurance administrative system in 1991. As a result, the Company overpaid to several reinsurance companies the reinsurance premiums related to such policies of approximately $94.5 million over a period of 10 years beginning in 1992. The Company has received payment from substantially all of the affected reinsurance companies.

Insurance companies are highly regulated and subject to numerous legal restrictions and regulations.

The Company and its subsidiaries are subject to government regulation in each of the states in which they conduct business. Such regulation is vested in state agencies having broad administrative power dealing with many aspects of the Company's business, which may include, among other things, premium rates, reserve requirements, marketing practices, advertising, privacy, policy forms, reinsurance reserve requirements, and capital adequacy, and is concerned primarily with the protection of policyholders and other customers rather than share owners. At any given time, a number of financial and/or market conduct examinations of the Company's subsidiaries is ongoing. The Company is required to obtain state regulatory approval for rate increases for certain health insurance products, and the Company's profits may be adversely affected if the requested rate increases are not approved in full by regulators in a timely fashion. From time to time, regulators raise issues during examinations or audits of the Company's subsidiaries that could, if determined adversely, have a material impact on the Company. The Company cannot predict whether or when regulatory actions may be taken that could adversely affect the Company or its operations. In addition, the interpretations of regulations by regulators may change and statutes may be enacted with retroactive impact, particularly in areas such as health insurance and accounting or reserve requirements. For example, the NAIC has been debating whether changes should be made to Actuarial Guideline 38, which sets forth the reserve requirements for universal life insurance with secondary guarantees, and, if any such changes should be made retroactively.

The Company and its insurance subsidiaries may be subject to regulation by the United States Department of Labor when providing a variety of products and services to employee benefit plans governed by the Employee Retirement Income Security Act (ERISA). Severe penalties are imposed for breach of duties under ERISA.

Certain policies, contracts, and annuities offered by the Company and its subsidiaries are subject to regulation under the federal securities laws administered by the Securities and Exchange Commission. The federal securities laws contain regulatory restrictions and criminal, administrative, and private remedial provisions.

Other types of regulation that could affect the Company and its subsidiaries include insurance company investment laws and regulations, state statutory accounting practices, anti-trust laws, minimum solvency requirements, state securities laws, federal privacy laws, federal money laundering and anti-terrorism laws, and because the Company owns and operates real property state, federal, and local environmental laws. The Company cannot predict what form any future changes in these or other areas of regulation affecting the insurance industry might take or what effect, if any, such proposals might have on the Company if enacted into law.

The Company is exposed to potential risks from recent legislation requiring companies to evaluate their internal control over financial reporting.

Under Section 404 of the Sarbanes Oxley Act of 2002, effective at year-end 2004, management is required to assess the effectiveness of the Company's internal control over financial reporting. The Company's auditors are required to attest to and report on management's assessment. Implementation guidance has been issued by the Public Company Accounting Oversight Board (PCAOB) and the SEC. The Company, like other publicly traded companies, has no prior experience with this process. The Company believes that its control environment is effective; however, it is possible that adverse attestations with respect to other companies in the industry or in business in general could result in a loss of investor confidence and/or impact the Company or the environment in which it operates.

Changes to tax law or interpretations of existing tax law could adversely affect the Company and its ability to compete with non-insurance products or reduce the demand for certain insurance products.

Under the Internal Revenue Code of 1986, as amended (the "Code"), income tax payable by policyholders on investment earnings is deferred during the accumulation period of certain life insurance and annuity products. This favorable tax treatment may give certain of the Company's products a competitive advantage over other non-insurance products. To the extent that the Code is revised to reduce the tax-deferred status of life insurance and annuity products, or to increase the tax-deferred status of competing products, all life insurance companies, including the Company and its subsidiaries, would be adversely affected with respect to their ability to sell such products, and, depending upon grandfathering provisions, would be affected by the surrenders of existing annuity contracts and life insurance policies. For example, changes in laws or regulations could restrict or eliminate the advantages of certain corporate or bank-owned life insurance products. Recent changes in tax law, which have reduced the federal income tax rates on corporate dividends in certain circumstances, could make the tax advantages of investing in certain life insurance or annuity products less attractive. Additionally, changes in tax law based on proposals to establish new tax advantaged retirement and life savings plans, if enacted, could reduce the tax advantage of investing in certain life insurance or annuity products. In addition, life insurance products are often used to fund estate tax obligations. Legislation has been enacted that would, over time, reduce and eventually eliminate the estate tax. If the estate tax is significantly reduced or eliminated, the demand for certain life insurance products could be adversely affected. Additionally, the Company is subject to the federal corporation income tax. the Company cannot predict what changes to tax law or interpretations of existing tax law could adversely affect the Company.

Financial services companies are frequently the targets of litigation, including class action litigation, which could result in substantial judgments.

A number of civil jury verdicts have been returned against insurers, broker-dealers, and other providers of financial services involving sales practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or other persons with whom the insurer does business, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive non-economic compensatory damages. In some states, juries, judges, and arbitrators have substantial discretion in awarding punitive and non-economic compensatory damages, which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very limited appellate review. In addition, in some class action and other lawsuits, companies have made material settlement payments.

Group health coverage issued through associations has received some negative coverage in the media as well as increased regulatory consideration and review. The Company has a small closed block of group health insurance coverage that was issued to members of an association; a lawsuit is currently pending against the Company in connection with this business.

The Company, like other financial services companies, in the ordinary course of business is involved in such litigation and arbitration. Although the Company cannot predict the outcome of any such litigation or arbitration, the Company does not believe that any such outcome will have a material impact on the financial condition or results of operations of the Company.

The financial services and insurance industry is sometimes the target of law enforcement investigations.

The financial services and insurance industry is sometimes the target of law enforcement investigations relating to the numerous laws that govern the financial services and insurance business. The Company cannot predict the impact of any such investigations on the Company or the industry.

The Company's ability to maintain low unit costs is dependent upon the level of new sales and persistency of existing business.

The Company's ability to maintain low unit costs is dependent upon the level of new sales and persistency (continuation or renewal) of existing business. A decrease in sales or persistency without a corresponding reduction in expenses may result in higher unit costs.

Additionally, a decrease in persistency may result in higher or more rapid amortization of deferred policy acquisition costs and thus higher unit costs, and lower reported earnings. Although many of the Company's products contain surrender charges, the charges decrease over time and may not be sufficient to cover the unamortized deferred policy acquisition costs with respect to the insurance policy or annuity contract being surrendered. Some of the Company's products do not contain surrender charge features and such products can be surrendered or exchanged without penalty. A decrease in persistency may also result in higher claims.

The Company's investments are subject to market and credit risks.

The Company's invested assets and derivative financial instruments are subject to customary risks of credit defaults and changes in market values. The value of the Company's commercial mortgage loan portfolio depends in part on the financial condition of the tenants occupying the properties which the Company has financed. Factors that may affect the overall default rate on, and market value of, the Company's invested assets, derivative financial instruments, and mortgage loans include interest rate levels, financial market performance, and general economic conditions as well as particular circumstances affecting the businesses of individual borrowers and tenants.

The Company may not realize its anticipated financial results from its acquisitions strategy.

The Company's acquisitions have increased its earnings in part by allowing the Company to enter new markets and to position itself to realize certain operating efficiencies. There can be no assurance, however, that suitable acquisitions, presenting opportunities for continued growth and operating efficiencies, or capital to fund acquisitions will continue to be available to the Company, or that the Company will realize the anticipated financial results from its acquisitions.

Additionally, in connection with its acquisitions, the Company assumes or otherwise becomes responsible for the obligations of policies and other liabilities of other insurers. Any regulatory, legal, financial, or other adverse development affecting the other insurer could also have an adverse effect on the Company.

The Company is dependent on the performance of others.

The Company's results may be affected by the performance of others because the Company has entered into various arrangements involving other parties. For example, most of the Company's products are sold through independent distribution channels, and variable annuity deposits are invested in funds managed by third parties. Additionally, the Company's operations are dependent on various technologies, some of which are provided and/or maintained by other parties.

Certain of these other parties may act on behalf of the Company or represent the Company in various capacities. Consequently, the Company may be held responsible for obligations that arise from the acts or omissions of these other parties.

As with all financial services companies, its ability to conduct business is dependent upon consumer confidence in the industry and its products. Actions of competitors and financial difficulties of other companies in the industry could undermine consumer confidence and adversely affect retention of existing business and future sales of the Company's insurance and investment products.

The Company's reinsurers could fail to meet assumed obligations, increase rates or be subject to adverse developments that could affect the Company.

The Company and its insurance subsidiaries cede material amounts of insurance and transfer related assets to other insurance companies through reinsurance. The Company may enter into third-party reinsurance arrangements under which the Company will rely on the third party to collect premiums, pay claims, and/or perform customer service functions. However, notwithstanding the transfer of related assets or other issues, the Company remains liable with respect to ceded insurance should any reinsurer fail to meet the obligations assumed by it.

The Company's ability to compete is dependent on the availability of reinsurance. Premium rates charged by the Company are based, in part, on the assumption that reinsurance will be available at a certain cost. Under certain reinsurance agreements, the reinsurer may increase the rate it charges the Company for the reinsurance. Therefore, if the cost of reinsurance were to increase or if reinsurance were to become unavailable, or if a reinsurer should fail to meet its obligations, the Company could be adversely affected.

Recently, access to reinsurance has become more costly for the Company as well as the insurance industry in general. This could have a negative effect on the Company's ability to compete. In recent years, the number of life reinsurers has decreased as the reinsurance industry has consolidated. The decreased number of participants in the life reinsurance market results in increased concentration risk for insurers, including the Company. In addition, going forward reinsurers are unwilling to continue to reinsure new sales of long-term guarantee products. If the reinsurance market further contracts, the Company's ability to continue to offer its products on terms as favorable to the Company would be adversely impacted.

Computer viruses or network security breaches could affect the data processing systems of the Company or its business partners.

A computer virus could affect the data processing systems of the Company or its business partners, destroying valuable data or making it difficult to conduct business. In addition, despite our implementation of network security measures, our servers could be subject to physical and electronic break-ins, and similar disruptions from unauthorized tampering with our computer systems.

The Company's ability to grow depends in large part upon the continued availability of capital.

The Company has recently deployed significant amounts of capital to support its sales and acquisitions efforts. Capital has also been consumed as the Company increased its reserves on the residual value product. Although positive performance in the equity markets has recently allowed the Company to decrease its GMDB related policy liabilities and accruals, deterioration in these markets could lead to further capital consumption. Although the Company believes it has sufficient capital to fund its immediate growth and capital needs, the amount of capital available can vary significantly from period to period due to a variety of circumstances, some of which are neither predictable nor foreseeable, nor within the Company's control. A lack of sufficient capital could impair the Company's ability to grow.

New accounting rules or changes to existing accounting rules could negatively impact the Company.

Like all publicly traded companies, the Company is required to comply with accounting principles generally accepted in the United States of America (GAAP). A number of organizations are instrumental in the development of GAAP such as the Securities and Exchange Commission (SEC), the Financial Accounting Standards Board (FASB), and the American Institute of Certified Public Accountants (AICPA). GAAP is subject to constant review by these organizations and others in an effort to address emerging issues and otherwise improve financial reporting. In this regard, these organizations adopt new accounting rules and issue interpretive accounting guidance on a continual basis. The Company can give no assurance that future changes to GAAP will not have a negative impact on the Company.

In addition, the Company's insurance subsidiaries are required to comply with statutory accounting principles (SAP). SAP is subject to constant review by the NAIC and its committees as well as state insurance departments in an effort to address emerging issues and otherwise improve financial reporting. The Company can give no assurance that future changes to SAP will not have a negative impact on the Company.

RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) is a revision of SFAS 123, which was originally issued by the FASB in 1995. SFAS 123(R) will become effective for the Company in the third quarter of 2005. As originally issued, SFAS 123 provided companies with the option to either record expense for share-based payments under a fair value model, or to simply disclose the impact of the expense. SFAS 123(R) requires companies to measure the cost of share-based payments to employees using a fair value model, and to recognize that cost over the relevant service period. In addition, SFAS 123(R) requires that an estimate of future award forfeitures be made at the grant date, while SFAS 123 permitted recognition of forfeitures on an as incurred basis. When SFAS 123 was originally issued, the Company elected to recognize the cost of its share-based compensation plans in its financial statements. Therefore, the Company does not anticipate that adoption of this standard will have a material impact on its financial position or results of operations.

RECENT DEVELOPMENTS

A proposal to amend Actuarial Guideline 38 (currently part of codification of statutory accounting principles) has been exposed for comment, and certain regulators indicated a desire for the NAIC to adopt the proposal before year-end 2004, with retroactive effect. To date, the actuarial guideline has not been adopted, although the New York Insurance Department adopted it for insurers operating in New York. The New York action does not affect the Company due to its limited product portfolio in New York. Actuarial Guideline 38, also known as AXXX, sets forth the reserve requirements for universal life insurance with secondary guarantees (ULSG). The Company believes that the proposal would increase the reserve levels required for many ULSG products, and thus would make those products more expensive and less competitive as compared to other products. The products could also become less competitive as compared to similar products issued by companies with ready access to surplus-relief reinsurance (primarily large insurers with larger international operations). The Company cannot predict whether the proposal will be adopted and, if so, whether it will be in the form currently proposed and whether it will be retroactive. The Company believes that the impact of the proposal on the Company will be primarily prospective and relate to the competitiveness of its products as compared to traditional whole life or other high cash value insurance products or products sold by companies with ready access to surplus-relief reinsurers. To the extent the additional reserves are generally considered to be economically redundant, capital market or other solutions may emerge to reduce the impact of the proposal, if passed in its current form. The Company cannot predict when or if these solutions may become available.

The insurance industry has recently become the focus of increased scrutiny by regulatory and law enforcement authorities relating to allegations of improper special payments, price-fixing, bid-rigging and other alleged misconduct, including payments made by insurers to brokers and the practices surrounding the placement of insurance business. Such publicity may generate litigation against insurers, even those who do not engage in the business lines or practices currently at issue. It is impossible to predict the outcome of these investigations or proceedings, whether they will expand into other areas not yet contemplated, whether they will result in changes in insurance regulation, whether activities currently thought to be lawful will be characterized as unlawful, or the impact, if any, of this increased regulatory and law enforcement scrutiny of the insurance industry on the Company. As these inquiries appear to encompass a large segment of our industry, perhaps the entire industry, it would not be unusual for large numbers of companies in the life industry to receive subpoenas, requests for information from regulatory authorities or other inquiries relating to these and similar matters. From time to time, the Company may receive subpoenas, requests or other inquiries.

The California Department of Insurance has promulgated proposed regulations that would characterize some life insurance agents as brokers and impose certain obligations on those agents that may conflict with the interests of insurance carriers or require the agent to, among other things, advise the client with respect to the "best available insurer." The Company cannot predict the outcome of this regulatory proposal or whether any other state will propose or adopt similar actions.

IMPACT OF INFLATION

Inflation increases the need for life insurance. Many policyholders who once had adequate insurance programs may increase their life insurance coverage to provide the same relative financial benefit and protection. Higher interest rates may result in higher sales of certain of the Company's investment products.

The higher interest rates that have traditionally accompanied inflation could also affect the Company's operations. Policy loans increase as policy loan interest rates become relatively more attractive. As interest rates increase, disintermediation of stable value and annuity account balances and individual life policy cash values may increase. The market value of the Company's fixed-rate, long-term investments may decrease, the Company may be unable to implement fully the interest rate reset and call provisions of its mortgage loans, and the Company's ability to make attractive mortgage loans, including participating mortgage loans, may decrease. In addition, participating mortgage loan income may decrease. The difference between the interest rate earned on investments and the interest rate credited to life insurance and investment products may also be adversely affected by rising interest rates.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The information required by this item is included in Item 7, *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* and Item 8, *"Financial Statements and Supplementary Data"*.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

The following financial statements are located in this report on the pages indicated.

For supplemental quarterly financial information, please see Note 14, "Consolidated Quarterly Results – Unaudited" of the Notes to Consolidated Financial Statements included herein.

PROTECTIVE LIFE CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31		
	2004	2003	2002
	(dollars in thousands, except per share amounts)		
Revenues			
Premiums and policy fees	$ 1,841,296	$1,670,312	$1,561,717
Reinsurance ceded	(1,142,644)	(934,435)	(751,396)
Net of reinsurance ceded	698,652	735,877	810,321
Net investment income	1,084,217	1,030,752	1,022,953
Realized investment gains:			
Derivative financial instruments	19,591	12,550	28,308
All other investments	28,305	58,064	910
Other income	157,810	120,282	100,196
Total revenues	1,988,575	1,957,525	1,962,688
Benefits and expenses			
Benefits and settlement expenses (net of reinsurance ceded: 2004 - $1,134,762; 2003 – $932,164; 2002 – $712,866)	1,130,437	1,151,574	1,167,085
Amortization of deferred policy acquisition costs	200,130	225,107	267,662
Other operating expenses (net of reinsurance ceded: 2004 - $169,421; 2003 – $144,921; 2002 – $176,871)	272,807	255,432	262,898
Total benefits and expenses	1,603,374	1,632,113	1,697,645
Income before income tax	385,201	325,412	265,043
Income tax expense			
Current	126,163	64,513	51,247
Deferred	8,657	43,849	36,441
Total income tax expense	134,820	108,362	87,688
Net income before cumulative effect of change in accounting principle	250,381	217,050	177,355
Cumulative effect of change in accounting principle, net of income tax	(15,801)	0	0
Net income	$ 234,580	$ 217,050	$ 177,355
Net income before cumulative effect of change in accounting principle per share – basic	$3.56	$3.10	$2.54
Net income per share – basic	$3.34	$3.10	$2.54
Net income before cumulative effect of change in accounting principle per share – diluted	$3.52	$3.07	$2.52
Net income per share – diluted	$3.30	$3.07	$2.52
Cash dividends paid per share	$ .685	$ .63	$ .59

See Notes to Consolidated Financial Statements.

PROTECTIVE LIFE CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31	
	2004	2003
	(dollars in thousands)	
Assets		
Investments:		
Fixed maturities, at market (amortized cost: 2004 - $13,711,526; 2003 – $12,743,213)	$14,412,605	$13,355,911
Equity securities, at market (cost: 2004 - $56,049; 2003 – $45,379)	58,941	46,731
Mortgage loans	3,005,418	2,733,722
Investment real estate, net of accumulated depreciation (2004 - $1,417; 2003 – $1,377)	107,246	18,126
Policy loans	482,780	502,748
Other long-term investments	259,025	249,494
Short-term investments	1,059,557	519,419
Total investments	19,385,572	17,426,151
Cash	130,596	136,698
Accrued investment income	196,076	189,232
Accounts and premiums receivable, net of allowance for uncollectible amounts (2004 - $2,452; 2003 – $2,617)	44,364	57,944
Reinsurance receivables	2,750,260	2,350,606
Deferred policy acquisition costs	1,821,972	1,817,990
Goodwill	46,619	47,312
Property and equipment	45,454	45,640
Other assets	264,512	225,235
Assets related to separate accounts		
Variable annuity	2,308,858	2,045,038
Variable universal life	217,095	171,408
Other	0	4,361
	$27,211,378	$24,517,615

See Notes to Consolidated Financial Statements.

PROTECTIVE LIFE CORPORATION
CONSOLIDATED BALANCE SHEETS
(continued)

	December 31	
	2004	2003
	(dollars in thousands)	
Liabilities		
Policy liabilities and accruals		
Future policy benefits and claims	$10,014,106	$ 8,948,131
Unearned premiums	666,560	728,190
Total policy liabilities and accruals	10,680,666	9,676,321
Stable value product account balances	5,562,997	4,676,531
Annuity account balances	3,463,477	3,480,577
Other policyholders' funds	151,660	158,875
Other liabilities	1,075,949	875,652
Accrued income taxes	13,195	6,120
Deferred income taxes	312,544	337,609
Liabilities related to variable interest entities	482,434	400,000
Long-term debt	451,433	461,329
Subordinated debt securities	324,743	221,650
Liabilities related to separate accounts		
Variable annuity	2,308,858	2,045,038
Variable universal life	217,095	171,408
Other	0	4,361
Total liabilities	25,045,051	22,515,471
Commitments and contingent liabilities – Note 6		
Share-owners' equity		
Preferred Stock, $1 par value		
Shares authorized: 3,600,000		
Issued: none		
Junior Participating Cumulative		
Preferred Stock, $1 par value		
Shares authorized: 400,000		
Issued: none		
Common Stock, $.50 par value		
Shares authorized: 2004 and 2003 – 160,000,000		
Issued: 2004 and 2003 – 73,251,960	36,626	36,626
Additional paid-in capital	426,927	418,351
Treasury stock, at cost (2004 – 3,802,071 shares; 2003 – 4,260,259 shares)	(13,632)	(15,275)
Stock held in trust (2003 – 97,700 shares)	0	(2,788)
Unallocated stock in Employee Stock Ownership Plan		
(2004 – 609,735 shares; 2003 – 724,068 shares)	(1,989)	(2,367)
Retained earnings	1,422,084	1,235,012
Accumulated other comprehensive income		
Net unrealized gains on investments		
(net of income tax: 2004 – $154,913; 2003 – $177,642)	287,695	329,907
Accumulated gain – hedging (net of income tax:		
2004 - $4,639; 2003 – $1,442)	8,616	2,678
Total share-owners' equity	2,166,327	2,002,144
	$27,211,378	$24,517,615

See Notes to Consolidated Financial Statements.

PROTECTIVE LIFE CORPORATION
CONSOLIDATED STATEMENTS OF SHARE-OWNERS' EQUITY

(dollars in thousands)	Common Stock	Additional Paid-In Capital	Treasury Stock	Stock Held In Trust	Unallocated Stock in ESOP	Retained Earnings	Net Unrealized Gains (Losses) on Investments	Accumulated Gain/ (Loss) Hedging	Total Share-Owners' Equity
Balance, December 31, 2001	$36,626	$405,420	$(15,895)	$(1,535)	$(3,317)	$ 924,517	$ 54,328	$ 0	$1,400,144
Net income for 2002						177,355			177,355
Change in net unrealized gains/losses on investments (net of income tax – $99,209)							184,246		184,246
Reclassification adjustment for amounts included in net income (net of income tax – $(318))							(591)		(591)
Change in accumulated gains (loss) hedging (net of income tax – $(1,114))								(2,069)	(2,069)
Comprehensive income for 2002									358,941
Cash dividends ($0.59 per share)						(40,511)			(40,511)
Purchase of common stock				(882)					(882)
Purchase of treasury stock			(828)						(828)
Stock-based compensation		2,928	311						3,239
Reissuance of treasury stock to ESOP		49	10		(59)				0
Allocation of stock to employee accounts					599				599
Balance, December 31, 2002	36,626	408,397	(16,402)	(2,417)	(2,777)	1,061,361	237,983	(2,069)	1,720,702
Net income for 2003						217,050			217,050
Change in net unrealized gains/losses on investments (net of income tax – $69,820)							129,666		129,666
Reclassification adjustment for amounts included in net income (net of income tax – $(20,322))							(37,742)		(37,742)
Change in accumulated gain (loss) hedging (net of income tax – $(2,556))								4,747	4,747
Comprehensive income for 2003									313,721
Cash dividends ($0.63 per share)						(43,399)			(43,399)
Purchase of common stock				(371)					(371)
Purchase of treasury stock									0
Stock-based compensation		9,195	1,009						10,204
Reissuance of treasury stock to ESOP		759	118		(877)				0
Allocation of stock to employee accounts					1,287				1,287
Balance, December 31, 2003	36,626	418,351	(15,275)	(2,788)	(2,367)	1,235,012	329,907	2,678	2,002,144
Net income for 2004						234,580			234,580
Change in net unrealized gains/losses on investments (net of income tax – $(12,823))							(23,814)		(23,814)
Reclassification adjustment for amounts included in net income (net of income tax – $(9,907))							(18,398)		(18,398)
Change in accumulated gain (loss) hedging (net of income tax – $(3,197))								5,938	5,938
Comprehensive income for 2004									198,306
Cash dividends ($0.685 per share)						(47,508)			(47,508)
Sale of common stock				2,788					2,788
Purchase of treasury stock									0
Stock-based compensation		7,774	1,557						9,331
Reissuance of treasury stock to ESOP		802	86		(888)				0
Allocation of stock to employee accounts					1,266				1,266
Balance, December 31, 2004 – Note 7	$36,626	$426,927	$(13,632)	$ 0	$(1,989)	$1,422,084	$287,695	$8,616	$2,166,327

See Notes to Consolidated Financial Statements.

PROTECTIVE LIFE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31		
	2004	2003	2002
	(dollars in thousands)		
Cash flows from operating activities			
Net income	$ 234,580	$ 217,050	$ 177,355
Adjustments to reconcile net income to net cash provided by operating activities:			
Realized investment (gains) losses	(47,896)	(58,064)	(910)
Amortization of deferred policy acquisition costs	200,130	225,107	239,490
Capitalization of deferred policy acquisition costs	(362,882)	(381,120)	(435,324)
Depreciation expense	17,679	12,302	11,015
Deferred income taxes	(151)	43,849	36,441
Accrued income taxes	5,060	(3,385)	(57,711)
Interest credited to universal life and investment products	649,216	647,695	900,930
Policy fees assessed on universal life and investment products	(349,057)	(324,773)	(268,191)
Change in accrued investment income and other receivables	(392,278)	18,885	(272,362)
Change in policy liabilities and other policyholders' funds of traditional life and health products	813,018	500,871	528,122
Net change in trading securities	1,231	0	0
Change in other liabilities	(4,915)	(187,892)	98,504
Other, net	(16,557)	74,992	(51,847)
Net cash provided by operating activities	747,178	785,517	905,512
Cash flows from investing activities			
Investments available for sale, net of short-term investments:			
Maturities and principal reductions of investments	1,900,579	4,618,380	3,624,740
Sale of investments	4,262,628	7,539,941	15,272,346
Cost of investments acquired	(7,109,138)	(13,173,599)	(20,014,231)
Mortgage loans:			
New loans	(658,276)	(604,531)	(402,556)
Additional borrowings on existing loans	(61,234)	(16,336)	(60,602)
Repayments	443,363	405,299	454,483
Change in investment real estate, net	441	2,585	5,638
Change in policy loans, net	19,968	40,413	(21,320)
Change in other long-term investments, net	11,899	(26,760)	(117,866)
Change in short-term investments, net	(324,414)	258,442	(211,244)
Acquisitions and bulk reinsurance assumptions	0	0	130,515
Purchase of property and equipment	(16,788)	(16,618)	(10,880)
Net cash used in investing activities	(1,530,972)	(972,784)	(1,350,977)
Cash flows from financing activities			
Borrowings under line of credit arrangements and long-term debt	407,400	442,700	69,000
Principal payments on line of credit arrangements and long-term debt	(417,296)	(387,480)	(39,102)
Net payments on securities sold under repurchase agreements	0	0	(117,000)
Payment of guaranteed preferred beneficial interests	0	0	(75,000)
Dividends to share owners	(47,508)	(43,399)	(40,511)
Issuance of subordinated debt securities	103,093	0	115,000
Purchase of common stock held in trust	0	(371)	(882)
Purchase of treasury stock	0	0	(828)
Investment product deposits and change in universal life deposits	3,042,453	2,721,579	1,687,213
Investment product withdrawals	(2,318,674)	(2,511,017)	(1,177,030)
Other financing activities	8,224	0	0
Net cash provided by financing activities	777,692	222,012	420,860
Change in cash	(6,102)	34,745	(24,605)
Cash at beginning of year	136,698	101,953	126,558
Cash at end of year	$ 130,596	$ 136,698	$ 101,953

See Notes to Consolidated Financial Statements.

PROTECTIVE LIFE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar amounts in tables are in thousands except per share amounts)

1. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of Protective Life Corporation and subsidiaries (the Company) are prepared on the basis of accounting principles generally accepted in the United States of America (GAAP). Such accounting principles differ from statutory reporting practices used by insurance companies in reporting to state regulatory authorities (see also Note 9).

The preparation of financial statements in conformity with GAAP requires management to make various estimates that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, as well as the reported amounts of revenues and expenses. Actual results could differ from these estimates.

Entities Included

The consolidated financial statements include the accounts, after intercompany eliminations, of Protective Life Corporation and its wholly owned subsidiaries. The Company's financial statements also include the accounts of certain variable interest entities which are not subsidiaries of the Company but are required to be consolidated under GAAP.

Nature of Operations

Protective Life Corporation is a holding company whose subsidiaries provide financial services through the production, distribution, and administration of insurance and investment products. The Company markets individual life insurance, credit life and disability insurance, guaranteed investment contracts, guaranteed funding agreements, fixed and variable annuities, and extended service contracts throughout the United States. The Company also maintains a separate division devoted to the acquisition of insurance policies from other companies. Founded in 1907, Protective Life Insurance Company (Protective Life) is the Company's largest operating subsidiary.

The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to changing competition, economic conditions, interest rates, investment performance, insurance ratings, claims, persistency, and other factors.

Recently Issued Accounting Standards

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 46, "Consolidation of Variable Interest Entities," which was revised in December 2003. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from other parties. The Company consolidated, as of December 31, 2003, a special-purpose entity whose investments are managed by the Company. The special-purpose entity was consolidated based on the determination that the Company was its primary beneficiary. The consolidation resulted in the Company's reported assets and liabilities increasing by $430.6 million with an immaterial impact on the results of operations. The increase in assets was the result of the entity's $430.6 million investment portfolio, while the increase in liabilities was due to $400.0 million of notes payable (reported in "liabilities related to variable interest entities"), $15.0 million of derivative liabilities (reported in "other liabilities"), and $15.6 million of minority interest (reported in "other liabilities"). Additionally, the Company deconsolidated, as of December 31, 2003, the special-purpose entities PLC Capital Trust III and PLC Capital Trust IV after determining the Company was not the primary beneficiary of these special-purpose entities. The deconsolidation resulted in a $6.6 million increase to "investments" and "subordinated debt securities". The Company consolidated, as of March 31, 2004, two real estate investment companies that the Company had previously reported as investments. The entities were consolidated based on the determination that the Company was the primary beneficiary. The consolidation resulted in the Company's reported assets and liabilities increasing by $76.2 million with an immaterial impact on results of operations.

On October 1, 2003, the Company adopted Derivatives Implementation Group Issue No. B36, "Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments" (DIG B36). DIG B36 requires the bifurcation of embedded derivatives within certain modified coinsurance and funds withheld coinsurance arrangements that expose the creditor to credit risk of a company other than the debtor, even if the debtor owns as investment assets the third-party securities to which the creditor is exposed. The adoption did not have a material impact on its financial condition or results of operations.

On December 31, 2003, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," as revised by the FASB in December 2003. The FASB revised disclosure requirements for pension plans and other postretirement benefit plans to require more information. The revision of SFAS No. 132 did not have a material effect on the Company's financial position or results of operations.

In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AcSEC) issued Statement of Position 03-1 "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (SOP 03-1). SOP 03-1 provides guidance related to the establishment of reserves for benefit guarantees provided under certain long-duration contracts, as well as the accounting for mortality benefits provided in certain universal life products. In addition, it addresses the capitalization and amortization of sales inducements to contract holders. The SOP was effective January 1, 2004 and was adopted through an adjustment for the cumulative effect of change in accounting principle originally amounting to $10.1 million (net of $5.5 income tax). During the third quarter of 2004, AcSEC issued a Technical Practice Aid (TPA) which provided additional interpretive guidance on applying certain provisions of the SOP. As a result of this additional guidance, the Company restated its cumulative effect charge as of January 1, 2004 to record an additional expense of $5.7 million (net of $3.1 income tax). The following table presents the results for the first quarter of 2004 as originally reported and as adjusted for the addition to the cumulative effect adjustment.

	Three Months Ended March 31, 2004 As Reported	**Adoption of TPA**	**Three Months Ended March 31, 2004 Restated**
Net income before cumulative effect of change in accounting principle	$ 65,305		$ 65,305
Cumulative effect of change in accounting principle, net of tax	(10,128)	$(5,673)	(15,801)
Net income	$ 55,177	$(5,673)	$ 49,504
Per share information (diluted):			
Cumulative effect of change in accounting principle, net of tax	$(0.14)	$(0.08)	$(0.22)
Net income	0.78	(0.08)	(0.70)
Per share information (basic):			
Cumulative effect of change in accounting principle, net of tax	(0.14)	(0.08)	(0.22)
Net income	0.79	(0.08)	0.71

The Company issues variable universal life and variable annuity products through its separate accounts for which the investment risk is borne by the contract holder. The Company also offers, for its variable annuity products, various account value guarantees upon death. The most significant of these guarantees involve (a) return of the highest anniversary date account value, or (b) return of the greater of the highest anniversary date account value or the last anniversary date account value compounded at 5% interest. The GMDB reserve is calculated by applying a benefit ratio, equal to the present value of total expected GMDB claims divided by the present value of total expected contract assessments, to cumulative contract assessments. This amount is then adjusted by the amount of cumulative GMDB claims paid and accrued interest. Assumptions used in the calculation of the GMDB reserve were as follows: mean investment performance of 9%, mortality at 60% of the 1994 MGDB Mortality Table plus a margin for reinsurance costs, lapse rates ranging from 1%-20% (depending on product type and duration), and an average discount rate of 7%. Changes in the GMDB reserve are included in benefits and settlement expenses in the accompanying consolidated statements of income.

The variable annuity separate account balances subject to GMDB were $2.3 billion at December 31, 2004. The total guaranteed amount payable based on variable annuity account balances at December 31, 2004, was $211.9 million (including $182.0 million in the Annuities segment and $29.9 million in the Acquisitions segment), with a GMDB reserve of $5.0 million (including $4.6 million in the Annuities segment and $0.4 million in the Acquisitions segment). The average attained age of contract holders at December 31, 2004 was 65.

Activity relating to GMDB reserves for the years ended December 31 was as follows:

	2004	2003	2002
Incurred claims	$3,179	$6,416	$7,599
Paid claims	4,054	7,170	5,989

Account balances of variable annuities with guarantees invested in variable annuity separate accounts as of December 31 were as follows:

	2004	2003
Equity mutual funds	$2,089,744	$1,845,952
Fixed income mutual funds	219,114	199,086
Total	$2,308,858	$2,045,038

Certain of the Company's universal life products have a sales inducement in the form of a retroactive interest credit (RIC). In addition, certain variable annuity contracts provide a sales inducement in the form of a bonus interest credit. In accordance with SOP 03-1, the Company maintains a reserve for all interest credits earned to date. The Company defers the expense associated with the RIC and bonus interest credits each period and amortizes these costs in a manner similar to that used for deferred policy acquisition costs.

Activity in the Company's deferred sales inducement asset for the years ended December 31 was as follows:

	2004	2003	2002
Deferred asset, beginning of period	$ 27,713	$ 31,557	$29,179
Amounts deferred	12,597	14,041	9,567
Amortization	(11,692)	(17,885)	(7,189)
Deferred asset, end of period	$ 28,618	$ 27,713	$31,557

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" (SFAS 123(R)). SFAS 123(R) is a revision of SFAS 123, which was originally issued by the FASB in 1995. SFAS 123(R) will become effective for the Company in the third quarter of 2005. As originally issued, SFAS 123 provided companies with the option to either record expense for share-based payments under a fair value model, or to simply disclose the impact of the expense. SFAS 123(R) requires companies to measure the cost of share-based payments to employees using a fair value model, and to recognize that cost over the relevant service period. In addition, SFAS 123(R) requires that an estimate of future award forfeitures be made at the grant date, while SFAS 123 permitted recognition of forfeitures on an as incurred basis. When SFAS 123 was originally issued, the Company elected to recognize the cost of its share-based compensation plans in its financial statements. The Company is currently evaluating the provisions of SFAS 123(R), but does not anticipate that adoption of this standard will have a material impact on its financial position or results of operations.

Investments

Investments are reported on the following bases:

- Fixed maturities (bonds and redeemable preferred stocks) – at current market value. Where market values are unavailable, the Company obtains estimates from independent pricing services or estimates market value based upon a comparison to quoted issues of the same issuer or issues of other issuers with similar terms and risk characteristics.

- Equity securities (common and nonredeemable preferred stocks) – at current market value.
- Mortgage loans – at unpaid balances, adjusted for loan origination costs, net of fees, and amortization of premium or discount. Mortgage loans are also recorded net of an allowance for credit losses. This allowance is calculated through analysis of specific loans that are believed to be at a higher risk of becoming impaired in the near future.
- Investment real estate – at cost, less allowances for depreciation computed on the straight-line method. With respect to real estate acquired through foreclosure, cost is the lesser of the loan balance plus foreclosure costs or appraised value.
- Policy loans – at unpaid balances.
- Other long-term investments – at a variety of methods similar to those listed above, as deemed appropriate for the specific investment.
- Short-term investments – at amortized cost, which approximates current market value, except collateral from securities lending which is recorded at current market value.

Estimated market values were derived from the durations of the Company's fixed maturities and mortgage loans. Duration measures the relationship between changes in market value to changes in interest rates. While these estimated market values generally provide an indication of how sensitive the market values of the Company's fixed maturities and mortgage loans are to changes in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

Substantially all short-term investments have maturities of three months or less at the time of acquisition and include approximately $0.3 million in bank deposits voluntarily restricted as to withdrawal.

The market values of fixed maturities change due to interest rate changes, credit related events, and other factors. As prescribed by GAAP, investments deemed as "available for sale" are recorded at their market values with the resulting unrealized gains and losses reduced by a related adjustment to deferred policy acquisition costs, net of income tax, reported as a component of share-owners' equity. Furthermore, investments deemed as trading securities by the Company are recorded at their market values with any resulting unrealized gains and losses reported in net realized gains. The Company's trading securities were consolidated as of December 31, 2003 in conjunction with the adoption of FIN 46, therefore, there was no income effect for 2003.

Investment securities are regularly reviewed for impairment. Unrealized losses that are deemed to be other than temporary are recognized in realized gains (losses). See Note 2 for further discussion of the Company's policies regarding identification of other-than-temporary impairments. Realized gains and losses on sales of investments are recognized in net income using the specific identification basis.

Derivative Financial Instruments

The Company utilizes a risk management strategy that incorporates the use of derivative financial instruments to reduce its exposure to interest rate risk, inflation risk, and currency exchange risk. The Company monitors its use of derivatives in connection with its overall asset/liability management programs and strategies. These strategies are developed through the asset/liability committee's analysis of data from financial simulation models and other internal and industry sources and are then incorporated into the Company's risk management program.

Derivative instruments that are currently used as part of the Company's interest rate risk management strategy include interest rate swaps, interest rate futures, and interest rate options. The Company's inflation risk management strategy involves the use of swaps that require the Company to pay a fixed rate and receive a floating rate that is based on changes in the Consumer Price Index (CPI). The Company also uses foreign currency swaps to manage its exposure to changes in the value of foreign currency denominated stable value contracts.

Derivative instruments expose the Company to credit and market risk. The Company minimizes its credit risk by entering into transactions with highly rated counterparties. The Company also maintains netting and collateral support arrangements with its counterparties to further minimize the credit risk associated with its derivative instruments. The Company manages the market risk associated with interest rate and foreign exchange contracts by establishing and monitoring limits as to the types and degrees of risk that may be undertaken.

Statement of Financial Accounting Standards No. 133 (SFAS 133) requires that all derivative instruments be recognized in the balance sheet at fair value. The Company records its derivative instruments on the balance sheet in "other long-term investments" and "other liabilities". The accounting for changes in fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge related to foreign currency exposure. For derivatives that are designated and qualify as cash flow hedges, the effective portion of the gain or loss realized on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction impacts earnings. The remaining gain or loss on these derivatives is recognized as ineffectiveness in current earnings during the period of the change. For derivatives that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings during the period of change in fair values. Effectiveness of the Company's hedge relationships is assessed on a quarterly basis. The Company accounts for changes in fair values of derivatives that are not part of a qualifying hedge relationship through earnings in the period of change. Changes in the fair value of derivatives that are recognized in current earnings are reported in "realized investment gains (losses) – derivative financial instruments".

Cash-Flow Hedges. The Company has entered into a foreign currency swap to hedge the risk of changes in the value of interest and principal payments to be made on certain foreign-currency-based stable value contracts. Under the terms of the swap, the Company pays a fixed U.S.-dollar-denominated rate and receives a fixed foreign-currency-denominated rate. Effective July 1, 2002, the Company designated this swap as a cash flow hedge and therefore recorded the change in the fair value of the swap during the period in accumulated other comprehensive income. Gains and losses on this swap are reclassified from other comprehensive income to current earnings as payments are made on the hedged stable value contract. In connection with the issuance of inflation adjusted funding agreements, the Company has entered into swaps to convert the floating CPI-linked interest rate on the contracts to a fixed rate. The Company pays a fixed rate on the swap and receives a floating rate equal to the CPI change paid on the funding agreements. Gains and losses on these swaps are reclassified from other comprehensive income to current earnings as interest payments are made on the funding agreements. For the years ended December 31, 2004, 2003 and 2002, the amount of hedge ineffectiveness reported in income was a $1.0 million gain, a $0.3 million gain, and an immaterial loss, respectively. Additionally, as of December 31, 2004 and 2003, the Company reported an after-tax increase to accumulated other comprehensive income of $5.9 million and $2.7 million, respectively, related to its cash flow hedges. During 2005, the Company expects to reclassify $4.9 million out of accumulated other comprehensive income and into earnings.

Fair-Value Hedges. During 2004 and 2003, there were no fair value hedges outstanding. In 2002, the Company designated, as fair value hedges, callable interest rate swaps used to modify the interest characteristics of certain callable debt and stable value contracts. In assessing hedge effectiveness, the Company excluded the embedded call option's time value component from each derivative's total gain or loss. In 2002, total measured ineffectiveness for the fair value hedging relationships as well as the excluded time value component were insignificant.

Other Derivatives. The Company also uses various other derivative instruments for risk management purposes that either do not qualify for hedge accounting treatment or have not currently been qualified by the Company for hedge accounting treatment. Changes in the fair value of these derivatives are recognized in earnings during the period of change.

The Company uses interest rate swaps to convert the fixed interest rate payments on certain of its debt obligations to a floating rate. Interest is exchanged periodically on the notional value, with the Company receiving the fixed rate and paying various LIBOR-based rates. In 2004, 2003, and 2002, the Company recognized pre-tax gains of $17.6 million, $1.4 million, and $41.5 million, respectively, representing the change in value of these derivatives.

The Company uses certain foreign currency swaps, which are not designated as cash flow hedges, to mitigate its exposure to changes in currency rates. For 2004, 2003, and 2002, the Company recorded a pre-tax gain of $0.6 million, a pre-tax gain of $2.6 million, and a pre-tax gain of $70.8 million on these swaps, respectively. In connection with these swaps, the Company also recognized a $0.4 million pre-tax loss, a $1.9 million pre-tax loss, and a $74.9 million pre-tax loss, respectively, during 2004, 2003, and 2002 as the change in value of the related foreign currency denominated stable value contracts. These net gains or losses primarily result from differences in the forward and spot exchange rates used to revalue the swaps and the stable value contracts.

The Company also uses short positions in interest rate futures to mitigate the interest rate risk associated with the Company's mortgage loan commitments. During 2004, 2003, and 2002, the Company recognized a pre-tax loss of $1.7 million, a pre-tax gain of $4.7 million, and a pre-tax loss of $30.3 million, respectively, as a result of changes in value of these futures positions.

The Company uses other interest rate swaps and options to manage the interest rate risk in the Company's mortgage-backed security portfolio. For 2004, 2003, and 2002, the Company recognized a pre-tax loss of $0.5 million, a pre-tax loss of $6.1 million, and a pre-tax gain of $35.0 million, respectively, for the change in fair value of these derivatives.

The Company has entered into asset swap arrangements to, in effect, sell the equity options embedded in owned convertible bonds in exchange for an interest rate swap that converts the remaining host bond to a variable rate instrument. In 2004, 2003, and 2002, the Company recognized an immaterial loss, a $3.0 million gain, and a $2.0 million gain, respectively, for the change in the asset swaps' fair value and recognized a $4.0 million gain, a $0.1 million gain, and a $7.8 million loss, respectively, to separately record the embedded equity options at fair value.

The Company has also entered into a total return swap in connection with a portfolio of investment securities managed by the Company for an unrelated party. The Company recognized a $0.7 million pre-tax loss, a $2.9 million pre-tax gain, and an $8.5 million pre-tax loss in 2004, 2003, and 2002, respectively, for the change in the total return swap's fair value.

The Company has invested in debt securities with embedded options, which are considered to be derivative instruments under SFAS 133. In addition, the Company is involved in various modified coinsurance arrangements which, in accordance with DIG B36, contain embedded derivatives. The change in fair value of these derivatives resulted in the recognition of a $0.3 million pre-tax loss, a $5.6 million pre-tax gain, and a $1.3 million pre-tax loss in 2004, 2003, and 2002, respectively.

Cash

Cash includes all demand deposits reduced by the amount of outstanding checks and drafts. The Company has deposits with certain financial institutions which exceed federally insured limits. The Company has reviewed the creditworthiness of these financial institutions and believes there is minimal risk of a material loss.

Deferred Policy Acquisition Costs

Commissions and other costs of acquiring traditional life and health insurance, credit insurance, universal life insurance, and investment products that vary with and are primarily related to the production of new business, have been deferred. Traditional life and health insurance acquisition costs are amortized over the premium-payment period of the related policies in proportion to the ratio of annual premium income to the present value of the total anticipated premium income. Credit insurance acquisition costs are being amortized in proportion to earned premium. Acquisition costs for universal life and investment products are amortized over the lives of the policies in relation to the present value of estimated gross profits before amortization. Under SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," the Company makes certain assumptions regarding the mortality, persistency, expenses, and interest rates (equal to the rate used to compute liabilities for future policy benefits; currently 2.3% to 12.6%) it expects to experience in future periods. These assumptions are to be best estimates and are to be periodically updated whenever actual experience and/or expectations for the future change from that assumed. Additionally, relating to SFAS No. 115, these costs have been adjusted by an amount equal to the amortization that would have been recorded if unrealized gains or losses on investments associated with the Company's universal life and investment products had been realized. Acquisition costs for stable value contracts are amortized over the term of the contracts using the effective yield method.

The cost to acquire blocks of insurance, representing the present value of future profits from such blocks of insurance, is also included in deferred policy acquisition costs. The Company amortizes the present value of future profits over the premium payment period, including accrued interest of up to approximately 8%. The unamortized present value of future profits for all acquisitions was approximately $468.0 million and $502.2 million at December 31, 2004 and 2003, respectively. During 2004, no present value of profits was capitalized and $34.2 million was amortized. During 2003, no present value of profits was capitalized and $40.3 million was amortized.

The expected amortization of the present value of future profits for the next five years is as follows:

Year	Expected Amortization
2005	$31,100
2006	29,800
2007	28,300
2008	26,800
2009	25,000

Goodwill

The goodwill balance at December 31, 2004 was $46.6 million and $47.3 million on December 31, 2003. The $0.7 million reduction in the goodwill balance in 2004 relates to the sale of a small subsidiary by the Asset Protection segment. At October 31, 2004, and 2003, the Company evaluated its goodwill and determined that fair value had not decreased below carrying value and no adjustment to impair goodwill was necessary in accordance with SFAS No. 142.

Property and Equipment

Property and equipment are reported at cost less accumulated depreciation. The Company primarily uses the straight-line method of depreciation based upon the estimated useful lives of the assets. The Company's Home Office building is depreciated over a thirty-nine year useful life, furniture is depreciated over a ten year useful life, office equipment and machines are depreciated over a five year useful life, and software and computers are depreciated over a three year useful life. Major repairs or improvements are capitalized and depreciated over the estimated useful lives of the assets. Other repairs are expensed as incurred. The cost and related accumulated depreciation of property and equipment sold or retired are removed from the accounts, and resulting gains or losses are included in income.

Property and equipment consisted of the following at December 31:

	2004	2003
Home Office building	$ 50,156	$ 48,678
Data processing equipment	39,527	35,708
Other, principally furniture and equipment	48,786	46,270
	138,469	130,656
Accumulated depreciation	93,015	85,016
	$ 45,454	$ 45,640

Separate Accounts

The assets and liabilities related to separate accounts in which the Company does not bear the investment risk are valued at market and reported separately as assets and liabilities related to separate accounts in the accompanying consolidated financial statements. Amounts assessed against policy account balances for the costs of insurance, policy administration, and other services are included in premiums and policy fees in the accompanying consolidated statements of income.

Stable Value Product Account Balances

The Company markets guaranteed investment contracts (GICs) to 401(k) and other qualified retirement savings plans, and fixed and floating rate funding agreements to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds. Through its registered funding agreement-backed note program, the Company is able to offer secured notes to both institutional and retail investors. GICs are generally contracts that specify a return on deposits for a specified period and often provide flexibility for withdrawals at book value in keeping with the benefits provided by the plan. Stable value product account balances include GICs and funding agreements issued by the Company as well as the obligations of consolidated special purpose trusts or entities formed to purchase funding agreements issued by the Company. At December 31, 2004 and 2003 the Company had $3.9 billion and $2.8 billion, respectively of stable value product account balances marketed through structured programs. Most GICs and funding agreements written by the Company have maturities of three to seven years. At December 31, 2004, future maturities of stable value products were $1.2 billion in 2005, $2.4 billion in 2006–2007, $0.9 billion in 2008–2009, and $1.1 billion after 2009.

Revenues and Benefits Expense

Traditional Life, Health, and Credit Insurance Products:

Traditional life insurance products consist principally of those products with fixed and guaranteed premiums and benefits, and they include whole life insurance policies, term and term-like life insurance policies, limited payment life insurance policies, and certain annuities with life contingencies. Life insurance premiums are recognized as revenue when due. Health and credit insurance premiums are recognized as revenue over the terms of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contracts. This is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs. Gross premiums in excess of net premiums related to immediate annuities are deferred and recognized over the life of the policy.

Liabilities for future policy benefits on traditional life insurance products have been computed using a net level method including assumptions as to investment yields, mortality, persistency, and other assumptions based on the Company's experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Reserve investment yield assumptions on December 31, 2004 range from 6.6% to 7.0%. The liability for future policy benefits and claims on traditional life, health, and credit insurance products includes estimated unpaid claims that have been reported to the Company and claims incurred but not yet reported. Policy claims are charged to expense in the period in which the claims are incurred.

Activity in the liability for unpaid claims for life and health insurance is summarized as follows:

	2004	2003	2002
Balance beginning of year	$121,832	$116,214	$100,023
Less reinsurance	55,395	54,765	33,723
Net balance beginning of year	66,437	61,449	66,300
Incurred related to:			
Current year	256,754	266,676	258,612
Prior year	(30)	(1,783)	(338)
Total incurred	256,724	264,893	258,274
Paid related to:			
Current year	210,943	261,311	243,206
Prior year	43,991	(1,406)	22,528
Total paid	254,934	259,905	265,734
Other changes:			
Acquisitions and reserve transfers	0	0	2,609
Net balance end of year	68,227	66,437	61,449
Plus reinsurance	66,788	55,395	54,765
Balance end of year	$135,015	$121,832	$116,214

Universal Life and Investment Products:

Universal life and investment products include universal life insurance, guaranteed investment contracts, guaranteed funding agreements, deferred annuities, and annuities without life contingencies. Premiums and policy fees for universal life and investment products consist of fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. Such fees are recognized when assessed and earned. Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest rates credited to universal life products ranged from 3.7% to 12.6% and investment products ranged from 2.3% to 9.4% in 2004.

The Company's accounting policies with respect to variable universal life and variable annuities are identical except that policy account balances (excluding account balances that earn a fixed rate) are valued at market and reported as components of assets and liabilities related to separate accounts.

Property and Casualty Insurance Products:

Property and casualty insurance products include service contract business, surety bonds, residual value insurance, guaranteed asset protection (GAP), credit-related coverages, and inventory protection products. Premiums for service contracts and GAP products are recognized based on expected claim patterns. For all other products, premiums are generally recognized over the terms of the contract on a pro-rata basis. Fee income from providing administrative services is recognized as earned when the related services are performed. Unearned premium reserves are maintained for the portion of the premiums that is related to the unexpired period of the policy. Benefit reserves are recorded when insured events occur. Benefit reserves include case basis reserves for known but unpaid claims as of the balance sheet date as well as incurred but not reported (IBNR) reserves for claims where the insured event has occurred but has not been reported to the Company as of the balance sheet date. The case base reserves and IBNR are calculated based on historical experience and on assumptions relating to claim severity and frequency, the level of used vehicle prices, and other factors. These assumptions are modified as necessary to reflect anticipated trends.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Income tax provisions are generally based on income reported for financial statement purposes. Deferred federal income taxes arise from the recognition of temporary differences between the basis of assets and liabilities determined for financial reporting purposes and the basis determined for income tax purposes. Such temporary differences are principally related to the deferral of policy acquisition costs and the provision for future policy benefits and expenses.

Net Income Per Share

Net income per share – basic is net income divided by the average number of shares of Common Stock outstanding including shares that are issuable under various deferred compensation plans. Net income per share – diluted is adjusted net income divided by the average number of shares outstanding including all diluted, potentially issuable shares that are issuable under various stock-based compensation plans and stock purchase contracts.

Net income and a reconciliation of basic and diluted average shares outstanding for the years ended December 31 is summarized as follows:

	2004	2003	2002
Net income	$234,580	$217,050	$177,355
Average shares issued and outstanding	69,358,641	68,886,442	68,659,881
Stock held in trust	(60,478)	(102,412)	(67,566)
Issuable under various deferred compensation plans	1,001,307	1,249,258	1,331,640
Average shares outstanding – basic	70,299,470	70,033,288	69,923,955
Stock held in trust	60,478	102,412	67,566
Stock appreciation rights	313,984	248,289	220,500
Issuable under various other stock-based compensation plans	390,607	260,653	250,776
Average shares outstanding – diluted	71,064,539	70,644,642	70,462,797

Supplemental Cash Flow Information

The following table sets forth supplemental cash flow information for the years ended December 31:

	2004	2003	2002
Cash paid during the year:			
Interest on debt	$ 49,107	$45,341	$ 39,553
Income taxes	117,240	66,082	132,039
Noncash investing and financing activities:			
Reissuance of treasury stock to ESOP	$ 888	$ 877	$ 59
Change in unallocated stock in ESOP	378	410	540
Stock-based compensation	9,331	10,204	3,239
Change in collateral for securities lending transactions	214,824	83,456	250,806
Acquisitions and related reinsurance transactions:			
Assets acquired	$ 0	$ 0	$ 358,897
Liabilities assumed	0	0	(489,412)
Net	$ 0	$ 0	$(130,515)

Reclassifications

Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income or share-owners' equity.

2. Investment Operations

Major categories of net investment income for the years ended December 31 are summarized as follows:

	2004	2003	2002
Fixed maturities	$ 822,081	$ 743,934	$ 680,825
Equity securities	2,684	2,321	3,500
Mortgage loans	232,577	208,983	218,165
Investment real estate	1,622	3,478	2,437
Short-term investments and other	55,573	91,795	134,900
	1,114,537	1,050,511	1,039,827
Investment expenses	30,320	19,759	16,874
	$1,084,217	$1,030,752	$1,022,953

Realized investment gains (losses) for all other investments for the years ended December 31 are summarized as follows:

	2004	2003	2002
Fixed maturities	$29,015	$57,756	$ 8,052
Equity securities	58	(1,727)	(4,397)
Mortgage loans and other investments	(768)	2,035	(2,745)
	$28,305	$58,064	$ 910

In 2004, gross gains on investments available for sale (fixed maturities, equity securities, and short-term investments) were $54.8 million, and gross losses were $25.7 million. In 2003, gross gains were $84.9 million, and gross losses were $28.9 million. In 2002, gross gains were $48.0 million, and gross losses were $44.3 million.

The amortized cost and estimated market value of the Company's investments classified as available for sale at December 31 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
2004				
Fixed maturities:				
Bonds:				
Mortgage-backed securities	$ 4,812,610	$110,269	$(22,997)	$ 4,899,882
United States Government and authorities	79,225	7,042	(267)	86,000
States, municipalities, and political subdivisions	27,915	2,488	0	30,403
Public utilities	1,605,276	122,636	(4,759)	1,723,153
Convertibles and bonds with warrants	10,439	597	(89)	10,947
All other corporate bonds	6,766,424	505,220	(23,120)	7,248,524
Redeemable preferred stocks	3,406	187	0	3,593
	13,305,295	748,439	(51,232)	14,002,502
Equity securities	56,049	3,491	(599)	58,941
Short-term investments	1,052,357	0	0	1,052,357
	$14,413,701	$751,930	$(51,831)	$15,113,800

At December 31, 2004, the Company had an additional $410.1 million of fixed maturities and $7.2 million of short-term investments classified as trading securities.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
2003				
Fixed maturities:				
Bonds:				
Mortgage-backed securities	$ 4,491,392	$132,984	$(36,112)	$ 4,588,264
United States Government and authorities	83,834	6,538	(119)	90,253
States, municipalities, and political subdivisions	25,349	1,738	(1)	27,086
Public utilities	1,389,389	96,926	(10,776)	1,475,539
Convertibles and bonds with warrants	43,384	743	(277)	43,850
All other corporate bonds	6,286,776	455,323	(34,476)	6,707,623
Redeemable preferred stocks	2,957	207	0	3,164
	12,323,081	694,459	(81,761)	12,935,779
Equity securities	45,379	1,881	(529)	46,731
Short-term investments	514,619	0	0	514,619
	$12,883,079	$696,340	$(82,290)	$13,497,129

At December 31, 2003, the Company had an additional $420.1 million of fixed maturities and $4.8 million of short-term investments classified as trading securities.

The amortized cost and estimated market value of available for sale fixed maturities at December 31, 2004, by expected maturity, are shown as follows. Expected maturities are derived from rates of prepayment that may differ from actual rates of prepayment.

	Estimated Amortized Cost	Estimated Market Value
Due in one year or less	$ 401,392	$ 412,418
Due after one year through five years	1,681,414	1,747,893
Due after five years through ten years	3,701,871	3,901,563
Due after ten years	7,520,618	7,940,628
	$13,305,295	$14,002,502

Each quarter the Company reviews investments with unrealized losses and tests for other-than-temporary impairments. The Company analyzes various factors to determine if any specific other than temporary asset impairments exist. These include, but are not limited to: 1) actions taken by rating agencies, 2) default by the issuer, 3) the significance of the decline, 4) the intent and ability of the Company to hold the investment until recovery, 5) the time period during which the decline has occurred, 6) an economic analysis of the issuer's industry, and 7) the financial strength, liquidity, and recoverability of the issuer. Management performs a security by security review each quarter in evaluating the need for any other-than-temporary impairments. Although no set formula is used in this process, the investment performance and continued viability of the issuer are significant measures considered. Once a determination has been made that a specific other-than-temporary impairment exists, a realized loss is incurred and the cost basis of the impaired asset is adjusted to its fair value. During 2004, 2003, and 2002, the Company recorded other-than-temporary impairments in its investments of $18.3 million, $22.3 million, and $30.2 million, respectively.

The following table shows our investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous loss position at December 31, 2004.

	Less Than 12 Months		12 Months or More		Total	
	Market Value	Unrealized Loss	Market Value	Unrealized Loss	Market Value	Unrealized Loss
Mortgage-backed securities	$1,005,036	$(18,075)	$ 21,120	$ (4,922)	$1,026,156	$(22,997)
US government	22,545	(187)	2,162	(80)	24,707	(267)
State, municipalities, etc.	72	0	0	0	72	0
Public utilities	99,112	(787)	97,405	(3,972)	196,517	(4,759)
Convertible bonds	0	0	184	(89)	184	(89)
Other corporate bonds	681,747	(12,799)	226,548	(10,321)	908,295	(23,120)
Equities	2,687	(281)	1,793	(318)	4,480	(599)
	$1,811,199	$(32,129)	$349,212	$(19,702)	$2,160,411	$(51,831)

For mortgage-backed securities in an unrealized loss position for greater than 12 months, $4.8 million of the unrealized loss relates to securities issued in Company-sponsored commercial loan securitizations. The Company does not consider these unrealized loss positions to be other than temporary, because the underlying mortgage loans continue to perform consistently with the Company's original expectations.

The other corporate bonds category has gross unrealized losses greater than 12 months of $10.3 million at December 31, 2004, including $6.3 million of electrical industry securities. The public utilities category has gross unrealized losses greater than 12 months of $4.0 million. The aggregate decline in market value of these securities was deemed temporary due to positive factors supporting the recoverability of the respective investments. Positive factors considered included credit ratings, the financial health of the investee, the continued access of the investee to capital markets, and other pertinent information including the Company's ability and intent to hold these securities to recovery.

At December 31, 2004 and 2003, the Company had bonds which were rated less than investment grade of $966.0 million and $995.5 million, respectively, having an amortized cost of $933.4 million and $990.7 million, respectively. Not included in these less than investment grade bonds at December 31, 2004 and 2003, are $11.2 million and $10.9 million of trading securities. At December 31, 2004, approximately $63.4 million of the bonds rated less than investment grade were securities issued in Company-sponsored commercial mortgage loan securitizations. Approximately $1,889.9 million of bonds are not publicly traded.

The change in unrealized gains (losses), net of income tax, on fixed maturity and equity securities, classified as available for sale, for the years ended December 31 is summarized as follows:

	2004	2003	2002
Fixed maturities	$54,931	$110,499	$227,283
Equity securities	1,001	2,372	(480)

The Company participates in securities lending, primarily as an investment yield enhancement, whereby securities that are held as investments are loaned to third parties for short periods of time. The Company requires collateral of 102% of the market value of the loaned securities to be separately maintained. The loaned securities' market value is monitored, on a daily basis, with additional collateral obtained as necessary. At December 31, 2004, securities with a market value of

$535.4 million were loaned under these agreements. As collateral for the loaned securities, the Company receives short-term investments, which are recorded in "short-term investments" with a corresponding liability recorded in "other liabilities" to account for the Company's obligation to return the collateral.

At December 31, 2004, all of the Company's mortgage loans were commercial loans of which 71% were retail, 10% were apartments, 9% were office buildings, 8% were warehouses, and 2% were other. The Company specializes in making mortgage loans on either credit-oriented or credit-anchored commercial properties. No single tenant's leased space represents more than 2.7% of mortgage loans. Approximately 73% of the mortgage loans are on properties located in the following states listed in decreasing order of significance: Texas, Tennessee, Georgia, South Carolina, North Carolina, Alabama, Pennsylvania, Florida, Utah, Mississippi, Virginia, California and Ohio.

Many of the mortgage loans have call provisions between 3 and 10 years. Assuming the loans are called at their next call dates, approximately $167.5 million would become due in 2005, $605.8 million in 2006 through 2009, $432.2 million in 2010 through 2014, and $78.3 million thereafter.

At December 31, 2004, the average mortgage loan was $2.4 million, and the weighted average interest rate was 7.1%. The largest single mortgage loan was $22.6 million.

For several years the Company has offered a type of commercial mortgage loan under which the Company will permit a slightly higher loan-to-value ratio in exchange for a participating interest in the cash flows from the underlying real estate. As of December 31, 2004 and 2003, approximately $439.8 million and $382.7 million, respectively, of the Company's mortgage loans have this participation feature.

At December 31, 2004 and 2003, the Company's problem mortgage loans (over sixty days past due) and foreclosed properties totaled $10.8 million and $11.8 million, respectively. Since the Company's mortgage loans are collateralized by real estate, any assessment of impairment is based upon the estimated fair value of the real estate. At December 31, 2004 and 2003, the Company had an allowance for mortgage loan credit losses of $3.3 million and $4.7 million, respectively. This allowance is calculated through analysis of specific loans that are believed to be at a higher risk of becoming impaired in the near future.

Subsequent to December 31, 2004, Winn-Dixie Stores Inc. (Winn-Dixie), an anchor tenant in the Company's mortgage loan portfolio, declared Chapter 11 bankruptcy. At December 31, 2004, the Company had 49 loans amounting to $131.9 million in loan balances in which Winn-Dixie was considered to be the anchor tenant for the underlying property (including 12 loans with balances of $21.7 million included in mortgage loan securitization trusts in which the Company holds retained beneficial interests). At December 31, 2004, the rents from Winn-Dixie represented approximately 45% of the total rents applicable to the properties underlying these loans (including approximately 66% of rents on loans in mortgage loan securitizations). The Company has evaluated each of the related loans, and, at this time, does not believe any of the loans to be materially impaired. The Company will continue to actively monitor these loans and assess them for potential impairments as circumstances develop in the future.

At December 31, 2004 and 2003, the Company had investments related to retained beneficial interests of mortgage loan securitizations of $265.1 million and $283.6 million, respectively.

Certain investments with a carrying value of $2.4 million were non-income producing for the twelve months ended December 31, 2004.

Policy loan interest rates generally range from 4.5% to 8.0%.

3. Income Taxes

The Company's effective income tax rate related to continuing operations varied from the maximum federal income tax rate as follows:

	2004	2003	2002
Statutory federal income tax rate applied to pretax income	35.0%	35.0%	35.0%
State income taxes	0.7	0.2	0.8
Dividends received deduction and tax-exempt income	(1.5)	(1.5)	(2.1)
Low-income housing credit	0.0	(0.3)	(0.4)
Other	0.8	(0.1)	(0.2)
	35.0%	33.3%	33.1%

The provision for federal income tax differs from amounts currently payable due to certain items reported for financial statement purposes in periods which differ from those in which they are reported for income tax purposes.

The components of the Company's income tax expense for the years ended December 31 are as follows:

	2004	2003	2002
Taxes estimated to be payable currently:			
Federal	$122,309	$62,602	$48,162
State	3,854	1,911	3,085
Total current	$126,163	$64,513	$51,247
Taxes deferred:			
Federal	$149	$43,849	$36,441

During the year ended December 31,2004 the Company adopted SOP 03-1 and recognized a deferred tax benefit of approximately $8,508.

The components of the Company's net deferred income tax liability as of December 31 were as follows:

	2004	2003
Deferred income tax assets:		
Policy and policyholder liability reserves	$317,946	$262,094
Other	36,058	24,790
	354,004	286,884
Deferred income tax liabilities:		
Deferred policy acquisition costs	537,933	485,361
Unrealized gains on investments	128,615	139,132
	666,548	624,493
Net deferred income tax liability	$312,544	$337,609

Under pre-1984 life insurance company income tax laws, a portion of the Company's gain from operations which was not subject to current income taxation was accumulated for income tax purposes in a memorandum account designated as Policyholders' Surplus. The aggregate accumulation in this account at December 31, 2004, was approximately $70.5 million. Should the accumulation in the Policyholders' Surplus account of the life insurance subsidiaries exceed certain stated maximums, or should distributions including cash dividends be made to Protective Life Corporation in excess of approximately $1.8 billion, such excess would be subject to federal income taxes at rates then effective. Legislation was enacted in 2004 which will suspend application of this provision for tax years 2005 and 2006. Deferred income taxes have not been provided on amounts designated as Policyholders' Surplus. Under current income tax laws, the Company does not anticipate paying income tax on amounts in the Policyholders' Surplus accounts.

4. Long-Term Debt, Subordinated Debt Securities, and Liabilities Related to Variable Interest Entities

Long-term debt and subordinated debt securities at December 31 are summarized as follows:

	2004	2003
Long-term debt (year of issue):		
Notes payable to banks	$ 0	$ 25,000
7.95% Senior Notes (1994), due 2004	0	75,000
7.45% Medium-Term Notes (1996), due 2011	9,852	9,852
8.25% Senior Notes (2000), due 2030, callable 2005	34,699	34,699
7.50% Senior Notes (2000), due 2016, callable 2004	0	59,864
4.30% Senior Notes (2003), due 2013	250,000	250,000
4.875% Senior Notes (2004), due 2014	150,000	0
Mortgage notes on investment real estate	6,882	6,914
Total long-term debt	$451,433	$461,329
Subordinated debt securities (year of issue):		
7.50% Subordinated Debentures (2001), due 2031, callable 2006	$103,093	$103,093
7.25% Subordinated Debentures (2002), due 2032, callable 2007	118,557	118,557
6.125% Subordinated Debentures (2004), due 2034, callable 2009	103,093	0
Total subordinated debt securities	$324,743	$221,650

Future maturities of long-term debt and subordinated debt securities are as follows:

Year	Amount
2005	$ 0
2006	2,202
2007	0
2008	0
2009	0
Thereafter	773,974

Under revolving line of credit arrangements with several banks, the Company can borrow up to $200 million on an unsecured basis. No compensating balances are required to maintain the line of credit. These arrangements contain, among other provisions, requirements for maintaining certain financial ratios and restrictions on indebtedness incurred by the Company and its subsidiaries. Additionally, the Company, on a consolidated basis, cannot incur debt in excess of 40% of its total capital. At December 31, 2004, the Company had no outstanding borrowings under these arrangements. At December 31, 2004, the Company was in compliance with all debt covenants.

The Company has also accessed capital from subordinated debt securities issued to wholly-owned subsidiary trusts. Securities currently outstanding were offered through a series of trusts (PLC Capital Trust III, PLC Capital Trust IV, and PLC Capital Trust V). These trusts were formed solely to issue preferred securities (TOPrS) and use the proceeds thereof to purchase subordinated debentures of the Company. The sole assets of the trusts are the subordinated debt securities issued by the Company. The principal obligations of the trusts are irrevocably guaranteed by the Company. Under the terms of the subordinated debentures, the Company has the right to extend interest payment periods up to five consecutive years. Consequently, dividends on the preferred securities may be deferred (but will continue to accumulate, together with additional dividends on any accumulated but unpaid dividends at the dividend rate) by the trusts during any such extended interest payment period.

Limited amounts of the 8.25% Senior Notes and 7.45% Medium-Term Notes may be redeemed upon the death of the beneficial owner of the notes.

As of December 31, 2003, the Company consolidated a special-purpose entity, as a result of the implementation of FIN 46. The consolidated entity included a $430.6 million investment portfolio, $400.0 million of notes payable, $15.0 million of derivative liabilities, and $15.6 million of minority interest. In accordance with FIN 46, the Company also consolidated, as of March 31, 2004, two real estate investment companies previously reported as investments. This consolidation resulted in the recognition of notes payable owed by the investment companies. The $482.4 million and

$400.0 million of notes payable reported on the balance sheet in "liabilities related to variable interest entities" at December 31, 2004 and 2003, respectively, are not the legal obligations of the Company, but will be repaid with cash flows generated by the separate entities' operations.

The Company uses interest rate swap agreements to convert a portion of its debt from a fixed interest rate to a floating rate. These interest rate swap agreements do not qualify as hedges of the corresponding long-term debt or subordinated debt securities, under SFAS 133. All net interest settlements and mark-to-market adjustments for these interest rate swap agreements are recorded as "Realized investment gains (losses) - derivative financial instruments". Interest expense on all debt totaled $49.7 million, $43.6 million, and $40.7 million in 2004, 2003, and 2002, respectively.

5. Acquisition

In June 2002, the Company coinsured a block of traditional life and interest-sensitive life insurance policies from Conseco Variable Insurance Company (Conseco). This transaction has been accounted for as a purchase, and the results of the transaction have been included in the accompanying financial statements since its effective date.

Summarized below are the consolidated results of operations for 2002, on an unaudited pro forma basis, as if the Conseco transaction had occurred as of January 1, 2002. The pro forma information is based on the Company's consolidated results of operations for 2002, and on data provided by the acquired block, after giving effect to certain pro forma adjustments. The pro forma financial information does not purport to be indicative of results of operations that would have occurred had the transaction occurred on the basis assumed above nor are they indicative of results of the future operations of the combined enterprises.

(unaudited)	2002
Total revenues	$2,003,158
Net income	179,981
Net income per share – basic	2.57
Net income per share – diluted	2.55

6. Commitments and Contingent Liabilities

The Company is contingently liable to obtain a $20 million letter of credit under indemnity agreements with its directors. Such agreements provide insurance protection in excess of the directors' and officers' liability insurance in force at the time up to $20 million. Should certain events occur constituting a change in control of the Company, the Company must obtain the letter of credit upon which directors may draw for defense or settlement of any claim relating to performance of their duties as directors. The Company has similar agreements with certain of its officers providing up to $10 million in indemnification that are not secured by the obligation to obtain a letter of credit.

The Company leases administrative and marketing office space in approximately 25 cities including Birmingham, with most leases being for periods of three to ten years. The aggregate annualized rent is approximately $6.0 million. Additionally, the Company leases a building contiguous to its home office, which expires in February 2007. Lease payments in 2005 and 2006 approximate $1.7 million per year. At the end of the lease term the Company may purchase the building for approximately $75 million.

Under insurance guaranty fund laws, in most states insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The Company does not believe such assessments will be materially different from amounts already provided for in the financial statements. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

A number of civil jury verdicts have been returned against insurers and other providers of financial services involving sales practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or persons with whom the insurer does business, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive and non-economic compensatory damages. In some states, juries, judges, and arbitrators have substantial discretion in awarding punitive and non-economic compensatory damages which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very little appellate review. In addition, in some class action and other lawsuits, companies have made material settlement payments. The Company, like other financial service companies, in the ordinary course of business, is involved in such litigation and in arbitration. Although the outcome of any such litigation or arbitration cannot be predicted, the Company believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

7. Share-Owners' Equity and Stock-Based Compensation

Activity in the Company's issued and outstanding Common Stock is summarized as follows:

	Issued Shares	Treasury Shares	Outstanding Shares
Balance, December 31, 2001	73,251,960	4,696,788	68,555,172
Reissuance of treasury stock		(150,177)	150,177
Repurchase of treasury stock		29,455	(29,455)
Balance, December 31, 2002	73,251,960	4,576,066	68,675,894
Reissuance of treasury stock		(315,807)	315,807
Balance, December 31, 2003	73,251,960	4,260,259	68,991,701
Reissuance of treasury stock		(458,188)	458,188
Balance, December 31, 2004	73,251,960	3,802,071	69,449,889

The Company has a Rights Agreement that provides rights to owners of the Company's Common Stock to purchase Series A Junior Participating Cumulative Preferred Stock, or in certain circumstances, either Common Stock or common stock of an acquiring company at one-half the market price of such Common Stock or common stock, as the case may be. The rights will become exercisable if certain events occur with respect to the Company, including the acquisition by a person or group of 15% or more of the Company's Common Stock. The Company can redeem the rights at $.01 per right in certain circumstances, including redemption until 10 business days following a public announcement that 15% or more of the Company's Common Stock has been acquired by a person or group.

Share owners have authorized 4,000,000 shares of Preferred Stock, $1.00 par value. Other terms, including preferences, voting, and conversion rights, may be established by the Board of Directors. In connection with the Rights Agreement, 400,000 of these shares have been designated as Series A Junior Participating Cumulative Preferred Stock, $1.00 par value, and were unissued at December 31, 2004. The remaining 3,600,000 shares of Preferred Stock, $1.00 par value, were also unissued at December 31, 2004.

The Company sponsors a deferred compensation plan for certain of its agents. A trust was established to aid the Company in meeting its obligations under the plan. Previously, Company Common Stock owned by the trust was accounted for as treasury stock. In September 2004, all Company Common Stock owned by the trust was sold.

The Company has an Employee Stock Ownership Plan (ESOP). The stock is used to match employee contributions to the Company's 401(k) and Stock Ownership Plan (401(k) Plan) and to provide other employee benefits. The stock held by the ESOP that has not yet been used is the unallocated stock shown as a reduction to share-owners' equity. The ESOP shares are dividend-paying and are considered outstanding for earnings per share calculations. Dividends on the shares are used to pay the ESOP's note to Protective Life. If certain events associated with a change in control of the Company occur, any unallocated shares held by the ESOP will become allocable to employee 401(k) accounts.

The Company may, from time to time, reissue treasury shares or buy in the open market additional shares of Common Stock to complete its 401(k) obligations. Accordingly, in 2003, the Company reissued from treasury 38,317 shares of Common Stock to the 401(k) Plan and reissued from treasury another 72,497 shares during 2004.

Since 1973, the Company has had stock-based incentive plans to motivate management to focus on the Company's long-range performance through the awarding of stock-based compensation. Under plans approved by share owners in 1997 and 2003, up to 6,500,000 shares may be issued in payment of awards.

The criteria for payment of performance awards is based primarily upon a comparison of the Company's average return on average equity and total rate of return over a four-year award period (earlier upon the death, disability, or retirement of the executive, or in certain circumstances, of a change in control of the Company) to that of a comparison group of publicly held life and multiline insurance companies. If the Company's results are below the median of the comparison group, no portion of the award is earned. If the Company's results are at or above the 90th percentile, the award maximum is earned. Awards are paid in shares of Company Common Stock.

Performance shares and performance-based stock appreciation rights (P-SARs) awarded in 2004, 2003, 2002, 2001, and 2000 and the estimated fair value of the awards at grant date are as follows:

Year Awarded	Performance Shares	P-SARs	Estimated Fair Value
2004	125,670		$4,600
2003	148,730		3,900
2002	192,360		5,700
2001	153,490	40,000	4,900
2000	3,330	513,618	3,700

Performance shares are equivalent in value to one share of Company Common Stock times the award earned percentage payout. P-SARs convert to the equivalent of one stock appreciation right (SAR) if earned times the award percentage payout. Of the 2000 P-SARs awarded, 87,778 were canceled and 425,840 converted to 547,728 SARs. The 40,000 P-SARs awarded in 2001 were not earned and have been canceled. The P-SARs, once converted to SARs, expire 10 years after the grant date. At December 31, 2004, the total outstanding performance shares related to these performance-based plans measured at maximum payouts were 846,313.

Between 1996 and 2003 SARs were granted (in addition to the P-SARs discussed above) to certain officers of the Company to provide long-term incentive compensation based solely on the performance of the Company's Common Stock. The SARs are exercisable after five years (earlier upon the death, disability, or retirement of the officer, or in certain circumstances, of a change in control of the Company) and expire after ten years or upon termination of employment. The SARs activity as well as weighted average base price for 2002, 2003, and 2004 is as follows:

	Weighted Average Base Price	No. of SARs
Balance at December 31, 2001	$19.92	1,113,823
SARs granted	32.00	480,000
SARs exercised	32.60	(80,000)
SARs canceled	22.31	(15,000)
Balance at December 31, 2002	23.90	1,498,823
SARs granted	26.49	95,000
P-SARs converted	22.31	45,838
P-SARs canceled	30.77	(22,500)
Balance at December 31, 2003	23.91	1,617,161
P-SARs converted	22.31	401,818
SARs exercised	18.68	(451,036)
Balance at December 31, 2004	$25.01	1,567,943

The outstanding SARs at December 31, 2004, were at the following base prices:

Base Price	SARs Outstanding	Remaining Life in Years	Currently Exercisable
$17.44	235,000	1	235,000
26.49	15,000	2	15,000
32.00	30,000	2	30,000
22.31	720,443	5	542,943
31.26	50,000	6	0
31.29	2,500	6	0
32.00	435,000	7	0
26.49	80,000	8	0

The SARs issued in 2002 and 2003 had estimated fair values at grant date of $3.7 million and $0.6 million, respectively. The fair value of the 2003 SARs was estimated using a Black-Scholes option pricing model. Assumptions used in the model were as follows: expected volatility of 25.0% (approximately equal to that of the S&P Life and Health Insurance Index), a risk-free interest rate of 3.1%, a dividend rate of 2.1%, and an expected exercise date of 2009.

The Company will pay an amount in stock equal to the difference between the specified base price of the Company's Common Stock and the market value at the exercise date for each SAR.

The expense recorded by the Company for its stock-based compensation plans was $4.8 million, $5.5 million, and $5.2 million in 2004, 2003, and 2002, respectively. The Company's obligations of its stock-based compensation plans that are expected to be settled in shares of the Company's Common Stock are reported as a component of share-owners' equity.

The Company has established deferred compensation plans for directors, officers, and others. Compensation deferred is credited to the participants in cash, Common Stock equivalents, or a combination thereof. The Company may, from time to time, reissue treasury shares or buy in the open market shares of Common Stock to fulfill its obligation under the plans. At December 31, 2004, the plans had 991,763 shares of Common Stock equivalents credited to participants.

At December 31, 2004, approximately $574.2 million of consolidated share-owners' equity, excluding net unrealized gains on investments, represented net assets of the Company's insurance subsidiaries that cannot be transferred to Protective Life Corporation. In addition, the Company's insurance subsidiaries are subject to various state statutory and regulatory restrictions on the insurance subsidiaries' ability to pay dividends to Protective Life Corporation. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as ordinary dividends to the Company by its insurance subsidiaries in 2005 is estimated to be $231.6 million.

8. Related Party Matters

Certain corporations with which the Company's directors were affiliated paid the Company premiums and policy fees or other amounts for various types of insurance and investment products. Such premiums, policy fees, and other amounts totaled $10.5 million, $12.2 million, and $16.0 million in 2004, 2003, and 2002, respectively. The Company paid commissions, interest on debt and investment products, and fees to these same corporations totaling $2.6 million, $2.1 million, and $1.6 million in 2004, 2003, and 2002, respectively. In addition, at December 31, 2003, the Company had a swap contract with a related party having a notional amount of $303.7 million and a gain position of $31.0 million.

9. Statutory Reporting Practices and Other Regulatory Matters

Financial statements prepared in conformity with GAAP differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. The most significant differences are as follows: (a) acquisition costs of obtaining new business are deferred and amortized over the approximate life of the policies rather than charged to operations as incurred; (b) benefit liabilities are computed using a net level method and are based on realistic estimates of expected mortality, interest, and withdrawals as adjusted to provide for possible unfavorable deviation from such assumptions; (c) deferred income taxes are not subject to statutory limitations as to amounts recognized and are recognized through earnings as opposed to being charged to share-owners' equity; (d) the Asset Valuation Reserve and

Interest Maintenance Reserve are restored to share-owners' equity; (e) furniture and equipment, agents' debit balances, and prepaid expenses are reported as assets rather than being charged directly to surplus (referred to as nonadmitted assets); (f) certain items of interest income, such as mortgage and bond discounts, are amortized differently; and (g) bonds are recorded at their market values instead of amortized cost.

The net income and share-owners' equity prepared in conformity with statutory reporting practices compared to that reported in the accompanying consolidated financial statements are as follows:

	Net Income (Loss)			Share-Owners' Equity		
	2004	2003	2002	2004	2003	2002
In conformity with statutory reporting practices[1]	$202,980	$274,244	$ (2,418)	$1,317,719	$1,135,942	$ 852,645
In conformity with GAAP	$234,580	$217,050	$177,355	$2,166,327	$2,002,144	$1,720,702

[1] Consolidated

As of December 31, 2004, the Company's insurance subsidiaries had on deposit with regulatory authorities, fixed maturity and short-term investments with a market value of approximately $61.1 million.

10. Operating Segments

The Company operates several business segments each having a strategic focus. An operating segment is generally distinguished by products and/or channels of distribution. A brief description of each segment follows.

- The Life Marketing segment markets level premium term and term-like insurance, universal life, variable universal life and "bank owned life insurance" (BOLI) products on a national basis primarily through networks of independent insurance agents and brokers, and in the BOLI market.

- The Acquisitions segment focuses on acquiring, converting, and servicing policies acquired from other companies. The segment's primary focus is on life insurance policies sold to individuals.

- The Annuities segment manufactures, sells, and supports fixed and variable annuity products. These products are primarily sold through stockbrokers, but are also sold through financial institutions and the Life Marketing segment's sales force.

- The Stable Value Products segment markets guaranteed investment contracts to 401(k) and other qualified retirement savings plans, and sells funding agreements to special purpose entities that in turn issue notes or certificates in smaller, transferable denominations. The segment also markets fixed and floating rate funding agreements directly to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds.

- The Asset Protection segment markets extended service contracts and credit life and disability insurance to protect consumers' investments in automobiles and watercraft.

The Company has an additional segment herein referred to as Corporate and Other. The Corporate and Other segment primarily consists of net investment income and expenses not attributable to the segments above (including net investment income on unallocated capital and interest on all debt). This segment also includes earnings from several non-strategic lines of business (mostly cancer insurance, residual value insurance, surety insurance, and group annuities), various investment-related transactions, and the operations of several small subsidiaries (including a subsidiary that markets discount plans). The surety and residual value insurance lines were moved from the Asset Protection segment to Corporate and Other in 2004, and prior period segment data has been restated to reflect the change.

The Company uses the same accounting policies and procedures to measure segment operating income and assets as it uses to measure its consolidated net income and assets. Segment operating income is generally income before income tax, adjusted to exclude net realized investment gains and losses (and the related amortization of deferred policy acquisition costs) and the cumulative effect of change in accounting principle. Periodic settlements of interest rate swaps associated with corporate debt and certain investments are included in realized gains and losses but are considered part of operating income. Segment operating income represents the basis on which the performance of the Company's business is assessed by management. Premiums and policy fees, other income, benefits and settlement expenses, and amortization of deferred policy acquisition cost are attributed directly to each operating segment. Net investment income is allocated based on directly related assets required for transacting the business of that segment. Realized investment gains (losses) and other operating expenses are allocated to the segments in a manner which appropriately reflects the operations of that segment.

Assets are allocated based on statutory policy liabilities and deferred policy acquisition costs directly attributable to each segment.

There are no significant intersegment transactions.

The following tables summarize financial information for the Company's segments. Asset adjustments represent the inclusion of assets related to discontinued operations.

	2004	2003	2002
Revenues			
Life Marketing	$ 541,570	$ 489,852	$ 485,558
Acquisitions	439,103	462,695	478,268
Annuities	258,106	282,075	257,426
Stable Value Products	281,409	242,860	239,037
Asset Protection	275,353	323,659	358,773
Corporate and Other	193,034	156,384	143,626
Total revenues	$1,988,575	$1,957,525	$1,962,688
Segment Operating Income			
Life Marketing	$ 165,897	$ 159,157	$ 125,550
Acquisitions	87,300	95,150	95,097
Annuities	16,467	13,373	15,694
Stable Value Products	53,159	38,911	42,272
Asset Protection	19,079	20,193	(14,847)
Corporate and Other	21,560	(31,952)	(2,888)
Total segment operating income	363,462	294,832	260,878
Realized investment gains (losses) – investments[1]	21,370	39,117	(1,071)
Realized investment gains (losses) - derivatives[2]	369	(8,537)	5,236
Income tax expense	(134,820)	(108,362)	(87,688)
Net income before cumulative effect of change in accounting principle	250,381	217,050	177,355
Cumulative effect of change in accounting principle	(15,801)		
Net income	$ 234,580	$ 217,050	$ 177,355
[1] Realized investment gains (losses) – investments	$ 28,305	$ 58,064	$ 910
Related amortization of DAC	(6,935)	(18,947)	(1,981)
	$ 21,370	$ 39,117	$ (1,071)
[2] Realized investment gains (losses) – derivatives	$ 19,591	$ 12,550	$ 28,308
Settlements on certain interest rate swaps	(19,222)	(21,087)	(23,072)
	$ 369	$ (8,537)	$ 5,236
Net investment income			
Life Marketing	$ 238,193	$ 231,238	$ 209,002
Acquisitions	232,499	246,143	252,147
Annuities	210,888	224,332	220,447
Stable Value Products	268,184	233,104	246,098
Asset Protection	30,939	36,652	41,879
Corporate and Other	103,514	59,283	53,380
Total net investment income	$1,084,217	$1,030,752	$1,022,953
Amortization of deferred policy acquisition costs			
Life Marketing	$ 58,970	$ 66,078	$ 117,836
Acquisitions	28,652	32,690	35,245
Annuities	32,271	38,196	24,669
Stable Value Products	3,480	2,279	2,304
Asset Protection	72,273	80,320	75,108
Corporate and Other	4,484	5,544	12,500
Total amortization of deferred policy acquisition costs	$ 200,130	$ 225,107	$ 267,662

	Operating Segment Assets December 31, 2004			
	Life Marketing	Acquisitions	Annuities	Stable Value Products
Investments and other assets	$5,967,768	$4,063,711	$5,980,259	$5,377,917
Deferred policy acquisition costs	1,262,637	337,372	81,251	18,301
Goodwill	10,354			
Total assets	$7,240,759	$4,401,083	$6,061,510	$5,396,218

	Asset Protection	Corporate and Other	Adjustments	Total Consolidated
Investments and other assets	$ 879,385	$3,027,486	$46,261	$25,342,787
Deferred policy acquisition costs	113,918	8,493		1,821,972
Goodwill	36,182	83		46,619
Total assets	$1,029,485	$3,036,062	$46,261	$27,211,378

	Operating Segment Assets December 31, 2003			
	Life Marketing	Acquisitions	Annuities	Stable Value Products
Investments and other assets	$4,987,757	$4,356,929	$5,436,619	$4,520,955
Deferred policy acquisition costs	1,185,102	385,042	101,096	7,186
Goodwill	10,354			
Total assets	$6,183,213	$4,741,971	$5,537,715	$4,528,141

	Asset Protection	Corporate and Other	Adjustments	Total Consolidated
Investments and other assets	$ 956,396	$2,333,396	$60,261	$22,652,313
Deferred policy acquisition costs	128,833	10,731		1,817,990
Goodwill	36,875	83		47,312
Total assets	$1,122,104	$2,344,210	$60,261	$24,517,615

11. Employee Benefit Plans

The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's highest thirty-six consecutive months of compensation. The Company's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements of ERISA plus such additional amounts as the Company may determine to be appropriate from time to time. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

At December 31, 2004, the Company estimated that its 2005 defined benefit pension plan expense will be $6.6 million, which is the Company's estimate of its expected contributions for 2005. The measurement date used to determine the benefit expense and benefit obligations of the plan is December 31, 2004.

The actuarial present value of benefit obligations and the funded status of the plan at December 31 are as follows:

	2004	2003
Projected benefit obligation, beginning of the year	$77,454	$62,179
Service cost – benefits earned during the year	5,408	4,513
Interest cost – on projected benefit obligation	5,506	4,666
Actuarial loss	10,756	7,531
Benefits paid	(1,725)	(1,435)
Projected benefit obligation, end of the year	97,399	77,454
Fair value of plan assets beginning of the year	74,071	49,450
Actual return on plan assets	7,780	12,886
Employer contribution	19,764	13,170
Benefits paid	(1,725)	(1,435)
Fair value of plan assets end of the year	99,890	74,071
Plan assets less than the projected benefit obligation	2,491	(3,383)
Unrecognized net actuarial loss from past experience different from that assumed	36,056	27,453
Unrecognized prior service cost	1,458	1,672
Other adjustments	0	684
Net pension asset	$40,005	$26,426
Accumulated benefit obligation	$80,526	$60,984
Fair value of assets	$99,890	$74,071
Unfunded accumulated benefit obligation	$ 0	$ 0

Assumptions used to determine the benefit obligations as of December 31 were as follows:

	2004	2003
Weighted average discount rate	5.75%	6.25%
Rates of increase in compensation level	3.75	4.00
Expected long-term rate of return on assets	8.25	8.50

Net pension cost of the defined benefit pension plan includes the following components for the years ended December 31:

	2004	2003	2002
Service cost	$ 5,408	$ 4,513	$ 3,723
Interest cost	5,506	4,666	4,111
Expected return on plan assets	(6,864)	(5,604)	(4,265)
Amortization of prior service cost	214	214	263
Amortization of losses	1,920	1,049	302
Net pension cost	$ 6,184	$ 4,838	$ 4,134

Assumptions used to determine the net pension cost for the years ended December 31 are as follows:

	2004	2003	2002
Weighted average discount rate	6.25%	6.75%	7.25%
Rates of increase in compensation level	4.00	4.50	5.00
Expected long-term rate of return on assets	8.50	8.50	8.50

Plan assets by category as of December 31 were as follows:

	Target Allocation for 2005	2004	2003
Cash and cash equivalents	2%	2.7%	4.4%
Equity securities	60	68.8	72.1
Fixed income	38	28.5	23.5
Total	100%	100.0%	100.0%

Prior to July 1999, upon an employee's retirement, a distribution from pension plan assets was used to purchase a single premium annuity from Protective Life in the retiree's name. Therefore, amounts shown above as plan assets exclude assets relating to such retirees. Since July 1999, retiree obligations have been fulfilled from pension plan assets. The defined benefit pension plan has a target asset allocation of 60% domestic equities, 38% fixed income, and 2% cash and cash equivalents. When calculating asset allocation, the Company includes reserves for pre-July 1999 retirees. Based on historical data of the domestic equity markets and the Company's group annuity investments, the plan's target asset allocation would be expected to earn annualized returns in excess of 9% per year. In arriving at the plan's 8.5% expected rate of return, the Company has adjusted this historical data to reflect lower expectations for equity returns. The plan's equity assets are invested in a domestic equity index collective trust managed by Northern Trust Corporation. The plan's cash equivalents are invested in a collective trust managed by Northern Trust Corporation. The plan's fixed income assets are invested in a group annuity contract with Protective Life.

Estimated future benefit payments under the defined benefit pension plan are as follows:

Year	Amount
2005	$ 1,675
2006	1,985
2007	2,317
2008	2,749
2009	3,137
2010-2014	25,302

The Company also sponsors an unfunded excess benefits plan, which is a nonqualified plan that provides defined pension benefits in excess of limits imposed on qualified plans by federal tax law. At December 31, 2004 and 2003, the projected benefit obligation of this plan totaled $21.6 million and $18.1 million, respectively, of which $16.3 million and $15.3 million, respectively, have been recognized in the Company's financial statements

Assumptions used to determine the benefit obligations as of December 31 were as follows:

	2004	2003
Weighted average discount rate	5.75%	6.25%
Rates of increase in compensation level	4.75	5.00
Expected long-term rate of return on assets	8.25	8.50

Net pension cost of the excess benefits plan includes the following components for the years ended December 31:

	2004	2003	2002
Service cost	$ 542	$ 485	$ 455
Interest cost	1,302	1,182	1,178
Amortization of prior service cost	16	16	16
Recognized net actuarial loss	309	118	71
Cost of divestiture and special termination benefits	0	81	0
Net pension cost	$2,169	$1,882	$1,720

Assumptions used to determine the net pension cost for the years ended December 31 are as follows:

	2004	2003	2002
Weighted average discount rate	6.25%	6.75%	7.25%
Rates of increase in compensation level	5.00	5.50	6.00
Expected long-term rate of return on assets	8.50	8.50	8.50

Estimated benefit payments under the excess benefits plan are as follows:

Year	Amount
2005	$1,168
2006	1,187
2007	1,206
2008	1,256
2009	1,287
2010-2014	7,210

In addition to pension benefits, the Company provides limited healthcare benefits to eligible retired employees until age 65. This postretirement benefit is provided by an unfunded plan. This benefit has no material effect on the Company's consolidated financial statements. For a closed group of retirees over age 65, Protective provides a prescription drug benefit. At December 31, 2004 and 2003, the Company's liability related to this benefit was $0.3 million and $0.3 million, respectively. The Company's obligation is not materially affected by a 1% change in the healthcare cost trend assumptions used in the calculation of the obligation.

Life insurance benefits for retirees from $10,000 up to a maximum of $75,000 are provided through the payment of premiums under a group life insurance policy. This plan is partially funded at a maximum of $50,000 face amount of insurance.

The Company sponsors a defined contribution retirement plan which covers substantially all employees. Employee contributions are made on a before-tax basis as provided by Section 401(k) of the Internal Revenue Code. The Company has established an Employee Stock Ownership Plan (ESOP) to match voluntary employee contributions to the Company's 401(k) Plan. In 1994, a stock bonus component was added to the 401(k) Plan for employees who are not otherwise under a bonus or sales incentive plan. Expense related to the ESOP consists of the cost of the shares allocated to participating employees plus the interest expense on the ESOP's note payable to the Company less dividends on shares held by the ESOP. All shares held by the ESOP are treated as outstanding for purposes of computing earnings per share. At December 31, 2004, the Company had committed approximately 105,405 shares to be released to fund the 401(k) Plan match. The expense recorded by the Company for these employee benefits was $0.0 million, $0.6 million, and $0.1 million in 2004, 2003, and 2002, respectively.

Effective as of January 1, 2005, the Company adopted a supplemental matching contribution program, which is a nonqualified plan that provides supplemental matching contributions in excess of the limits imposed on qualified defined contribution plans by federal tax law. The first allocations under this program will be made in early 2006, with respect to the 2005 plan year.

12. Reinsurance

The Company reinsures certain of its risks with, and assumes risks from, other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Under yearly renewable term agreements, the Company generally pays specific premiums to the reinsurer and receives specific amounts from the reinsurer as reimbursement for certain expenses. Coinsurance agreements are accounted for by passing a portion of the risk to the reinsurer. Generally, the reinsurer receives a proportionate part of the premiums less commissions and is liable for a corresponding part of all benefit payments. Modified coinsurance is accounted for similarly to coinsurance except that the liability for future policy benefits is held by the original company, and settlements are made on a net basis between the companies. A substantial portion of the Company's new life insurance and credit insurance sales is being reinsured. The Company reviews the financial condition of its reinsurers.

The Company continues to monitor the consolidation of reinsurers and the concentration of credit risk the Company has with any reinsurer. At December 31, 2004, the Company had reinsured approximately 86.7% of the face value of its life insurance in force. The Company had reinsured approximately 51.7% of the face value of its life insurance in force with three reinsurers. These reinsurers had a minimum Standard & Poor's rating of AA- and a minimum A. M. Best rating of A+. The Company has not experienced any credit losses for the years ended December 31, 2004, 2003, or 2002 related to these reinsurers.

The Company has reinsured approximately $353.9 billion, $292.7 billion, and $219.0 billion in face amount of life insurance risks with other insurers representing $959.6 million, $781.8 million, and $546.0 million of premium income for 2004, 2003, and 2002, respectively. The Company has also reinsured accident and health risks representing $60.6 million, $61.6 million, and $61.5 million of premium income for 2004, 2003, and 2002, respectively. In addition, the Company reinsured property and casualty risks representing $122.4 million, $91.0 million, and $143.9 million of premium income for 2004, 2003, and 2002, respectively. In 2004 and 2003, policy and claim reserves relating to insurance ceded of $2,750.3 million and $2,230.7 million, respectively, are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, obligation to pay such claim would remain with the Company. At December 31, 2004 and 2003, the Company had paid $63.1 million and $53.3 million, respectively, of ceded benefits which are recoverable from reinsurers. In addition, at December 31, 2004, the Company had receivables of $66.9 million related to insurance assumed.

In 2002, the Company discovered that it had overpaid reinsurance premiums to several reinsurance companies of approximately $94.5 million. At December 31, 2002, the Company had recorded cash and receivables totaling $69.7 million, which reflected the amounts received and the Company's then current estimate of amounts to be recovered in the future, based upon the information available. The corresponding increase in premiums and policy fees resulted in $62.5 million of additional amortization of deferred policy acquisition costs in 2002. The amortization of deferred policy acquisition costs took into account the amortization relating to the increase in premiums and policy fees as well as the additional amortization required should the remainder of the overpayment not be collected. In 2003, the Company substantially completed its recovery of the reinsurance overpayments. As a result, the Company increased premiums and policy fees by $18.4 million in 2003. The increase in premiums and policy fees resulted in $6.1 million of additional amortization of deferred policy acquisitions costs. As a result of the recoveries, income before income tax increased $12.3 million and $7.2 million in 2003 and 2002, respectively. During 2004, the Company adjusted its estimate of the remaining expected receipts, resulting in a $1.3 million decrease in income before income tax.

13. Estimated Fair Values of Financial Instruments

The carrying amounts and estimated fair values of the Company's financial instruments at December 31 are as follows:

	2004		2003	
	Carrying Amounts	Fair Values	Carrying Amounts	Fair Value
Assets (see Notes 1 and 2):				
Investments:				
Fixed maturities	$14,412,605	$14,412,605	$13,355,911	$13,355,911
Equity securities	58,941	58,941	46,731	46,731
Mortgage loans on real estate	3,005,418	3,173,656	2,733,722	2,958,052
Short-term investments	1,059,557	1,059,557	519,419	519,419
Cash	130,596	130,596	136,698	136,698
Liabilities (see Notes 1 and 4):				
Stable value product account balances	5,562,997	5,589,665	4,676,531	4,736,681
Annuity account balances	3,463,477	3,454,065	3,480,577	3,475,167
Debt:				
Bank borrowings	0	0	25,000	25,000
Senior and Medium-Term Notes	444,551	431,288	429,415	419,825
Subordinated debt securities	324,743	336,454	221,650	234,526
Other (see Note 1):				
Derivative financial instruments	192,342	192,342	153,219	153,219

Except as noted below, fair values were estimated using quoted market prices.

The Company estimates the fair value of its mortgage loans using discounted cash flows from the next call date.

The Company believes the fair value of its short-term investments and notes payable to banks approximates book value due to being either short-term or having a variable rate of interest.

The Company estimates the fair value of its stable value products and annuities using discounted cash flows and surrender values, respectively.

The Company believes it is not practicable to determine the fair value of its policy loans since there is no stated maturity, and policy loans are often repaid by reductions to policy benefits.

The Company estimates the fair value of its derivative financial instruments using market quotes or derivative pricing models. The fair values represent the net amount of cash the Company would have received (or paid) had the contracts been terminated on December 31.

14. Consolidated Quarterly Results – Unaudited

The Company's unaudited consolidated quarterly operating data for the years ended December 31, 2004 and 2003, are presented below. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of quarterly results have been reflected in the data which follow. It is also management's opinion, however, that quarterly operating data for insurance enterprises are not indicative of results to be achieved in succeeding quarters or years. In order to obtain a more accurate indication of performance, there should be a review of operating results, changes in share-owners' equity, and cash flows for a period of several quarters. Amounts shown for the first quarter of 2004 have been restated from the amount originally reported due to the Company's adoption of SOP 03-1 (see Note 1 for further detail).

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004				
Premiums and policy fees	$ 443,796	$ 456,088	$ 460,784	$ 480,628
Reinsurance ceded	(249,339)	(285,369)	(276,736)	(331,200)
Net of reinsurance ceded	194,457	170,719	184,048	149,428
Net investment income	264,608	265,899	279,271	274,439
Realized investment gains (losses)	21,710	7,817	14,468	3,901
Other income	37,419	37,563	40,921	41,907
Total revenues	518,194	481,998	518,708	469,675
Benefits and expenses	418,795	386,628	416,442	381,509
Income from before income tax	99,399	95,370	102,266	88,166
Income tax expense	34,094	34,075	35,793	30,858
Cumulative effect of change in accounting principle, net of income tax	(15,801)			
Net income	$ 49,504	$ 61,295	$ 66,473	$ 57,308
Net income before cumulative effect of change in accounting principle per share - basic	$0.93	$0.87	$0.95	$0.81
Net income per share – basic	$0.71	$0.87	$0.95	$0.81
Average shares outstanding – basic	70,142,108	70,284,893	70,337,248	70,431,763
Net income before cumulative effect of change in accounting principle per share - diluted	$0.92	$0.86	$0.94	$0.80
Net income per share – diluted	$0.70	$0.86	$0.94	$0.80
Average shares outstanding – diluted	70,887,591	71,030,983	71,115,468	71,221,826
2003				
Premiums and policy fees	$ 387,094	$ 397,652	$ 424,590	$ 460,976
Reinsurance ceded	(189,417)	(205,268)	(237,996)	(301,754)
Net of reinsurance ceded	197,677	192,384	186,594	159,222
Net investment income	257,701	262,744	248,915	261,392
Realized investment gains (losses)	(6,058)	33,858	17,994	24,820
Other income	25,309	39,981	26,128	28,864
Total revenues	474,629	528,967	479,631	474,298
Benefits and expenses	418,590	439,675	400,839	373,009
Income before income tax	56,039	89,292	78,792	101,289
Income tax expense	18,334	29,916	26,383	33,729
Net income	$ 37,705	$ 59,376	$ 52,409	$ 67,560
Net income per share – basic	$0.54	$0.85	$0.75	$0.96
Average shares outstanding – basic	69,956,505	70,004,109	70,091,080	70,079,471
Net income per share – diluted	$0.53	$0.84	$0.74	$0.95
Average shares outstanding – diluted	70,483,448	70,561,795	70,722,885	70,806,034

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Share Owners of
Protective Life Corporation:

We have completed an integrated audit of Protective Life Corporation's 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedules

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Protective Life Corporation and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the index appearing under Item 15(2) present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 of the Notes to the Consolidated Financial Statements, effective January 1, 2004, the Company adopted American Institute of Certified Public Accountants Statement of Position (SOP) 03-1 "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" and effective March 31, 2004 and December 31, 2003, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities".

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Birmingham, Alabama
March 15, 2005

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

(a) Disclosure controls and procedures

Under the direction of our Chief Executive Officer and Chief Financial Officer, we evaluated our disclosure controls and procedures and concluded that our disclosure controls and procedures were effective as of December 31, 2004. It should be noted that any system of controls, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of any control system is based in part upon certain judgments, including the costs and benefits of controls and the likelihood of future events. Because of these and other inherent limitations of control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within the Company have been detected.

(b) Management's report on Internal controls over financial reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.*

Based on our assessment of internal control over financial reporting, management has concluded that, as of December 31, 2004, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers, LLP, an independent registered public accounting firm, as stated in their report included in Item 8.

(c) Changes in internal control over financial reporting

No significant changes in our internal control over financial reporting occurred during the quarter ended December 31, 2004 that have materially affected, or is reasonably likely to materially affect, such internal control over financial reporting. Our internal controls exist within a dynamic environment and the Company continually strives to improve its internal controls and procedures to enhance the quality of its financial reporting.

Item 9B. Other Information

None

PART III

Item 10. Directors and Executive Officers of the Registrant

The information regarding Executive Officers called for by this item is included in Item 1.

Audit Committee Financial Expert

The members of the Board have determined that each member of the Audit Committee meets the independence and financial expertise requirements of the New York Stock Exchange. The Board has determined that the Company has at least one "audit committee financial expert," as defined under applicable SEC rules and regulations, and has determined that Mr. Terry is an audit committee financial expert. While Mr. Terry possesses the attributes of an "audit committee financial expert," as defined under applicable SEC rules and regulations, he is not and never has been an accountant or an auditor, and this financial expert designation does not impose any duties, obligations or liabilities that are greater than the duties, obligations and liabilities imposed by being a member of the Audit Committee or the Board. The Board has also determined that Mr. Terry is "independent" as defined under the listing standards of the New York Stock Exchange and the independence standards for audit committee members in the Securities Exchange Act of 1934 and rules thereunder.

The remaining information called for by this item is incorporated by reference to "Election of Directors", "Section 16(a) Beneficial Ownership Reporting Compliance", "Corporate Governance", "Audit Committee" and "Board of Directors Composition, Qualifications, and Nominations" in the Company's definitive proxy statement for the Annual Meeting of Share Owners to be held May 2, 2005.

Item 11. Executive Compensation

The information called for by this Item is incorporated by reference to "Executive Compensation" in the Company's definitive proxy statement for the Annual Meeting of Share Owners to be held May 2, 2005.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Share Owner Matters

The information called for by this Item is incorporated by reference to "Securities Authorized for Issuance under Equity Compensation Plans" and "Security Ownership" in the Company's definitive proxy statement for the Annual Meeting of Share Owners to be held May 2, 2005.

Item 13. Certain Relationships and Related Transactions

None.

Item 14. Principal Accountant Fees and Services

The information called for by this Item is incorporated herein by reference to "Fees for Professional Services of the Company's Independent Accountants" in the Company's definitive proxy statement for the Annual Meeting of Share Owners to be held May 2, 2005.

PART IV

Item 15. Exhibits and Financial Statement Schedules

The following documents are filed as part of this report:

1. Financial Statements: See "Index to Consolidated Financial Statements" under Item 8 on page 50 of this Annual Report.

2. Financial Statement Schedules:

   The Report of Independent Registered Public Accounting Firm which covers the financial statement schedules appears on page 83 of this report. The following schedules are located in this report on the pages indicated.

   All other schedules to the consolidated financial statements required by Article 7 of Regulation S-X are not required under the related instructions or are inapplicable and therefore have been omitted.

3. Exhibits:

   Included as exhibits are the items listed below. The Company will furnish a copy of any of the exhibits listed upon the payment of $5.00 per exhibit to cover the cost of the Company in furnishing the exhibit.

Item Number	Document
*2(a)	Stock and Asset Purchase Agreement By and Among Protective Life Corporation, Protective Life Insurance Company, Fortis, Inc. and Dental Care Holdings, Inc. dated July 9, 2001 filed as Exhibit 2(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.
*2(b)	Indemnity Reinsurance Agreement By and Between Protective Life Insurance Company and Fortis Benefits Insurance Company dated December 31, 2001 filed as Exhibit 2(b) to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.
*2(c)	Indemnity Reinsurance Agreement By and Between Empire General Life Assurance Corporation and Fortis Benefits Insurance Company dated December 31, 2001 filed as Exhibit 2(c) to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.
*2(d)	Indemnity Reinsurance Agreement By and Between Protective Life & Annuity Insurance Company and First Fortis Life Insurance Company dated December 31, 2001 filed as Exhibit 2(d) to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.
*3(a)	1998 Restated Certificate of Incorporation of the Company filed with the Secretary of State of Delaware on November 12, 1998, filed as Exhibit 3(a) to the Company's Annual Report on Form 10-K/A for the year ended December 31, 1998.

*incorporated by reference

†Management contract or compensatory plan or arrangement

*3(b)	2004 Amended and Restated By-laws of the Company, as adopted August 2, 2004, filed as Exhibit 4(b) to the Company's Registration Statement on Form S-3 filed December 30, 2004 (No. 333-121791).
4(a)	Reference is made to Exhibit 3(a) above.
4(b)	Reference is made to Exhibit 3(b) above.
*4(c)	Rights Agreement, dated as of August 7, 1995, between the Company and The Bank of New York as successor to AmSouth Bank (formerly, AmSouth Bank N.A.), as Rights Agent filed as Exhibit 2 to the Company's Form 8-K Current Report filed August 7, 1995 and filed as Exhibit 1 to the Company's Form 8-A Registration Statement filed August 7, 1995.
*4(d)	Rights Certificate filed as Exhibit 1 to the Company's Form 8-A filed August 7, 1995.
*4(e)	Certificate of Trust of PLC Capital Trust III filed as Exhibit 4(bb) to the Company's Registration Statement on Form S-3 filed July 8, 1997 (No. 333-30965).
*4(f)	Declaration of Trust of PLC Capital Trust III filed as Exhibit 4 (ee) to the Company's Registration Statement on Form S-3 filed July 8, 1997 (No. 333-30965).
*4(g)	Form of Amended and Restated Declaration of Trust of PLC Capital III, dated August 22, 2001 filed as Exhibit 4.3 to the Company's Current Filing on Form 8-K filed August 22, 2001.
*4(h)	Form of Preferred Security Certificate for PLC Capital Trust III (included in Exhibit 4(g)).
*4(i)	Preferred Securities Guarantee Agreement, dated August 22, 2001 with respect to Preferred Securities issued by PLC Capital Trust III filed as Exhibit 4.4 to the Company's Current Report on Form 8-K filed August 22, 2001.
*4(j)	Certificate of Trust of PLC Capital Trust IV filed as Exhibit 4(cc) to the Company's Registration Statement on Form S-3 filed July 8, 1997 (No. 333-30905).
*4(k)	Declaration of Trust of PLC Capital Trust IV filed as Exhibit 4(ff) to the Company's Registration Statement on Form S-3 filed July 8, 1997 (No. 333-30905).
*4(l)	Form of Amended and Restated Declaration of Trust for PLC Capital Trust IV filed as Exhibit 4.09 to the Company's Current Report on Form 8-K filed September 18, 2002.
*4(m)	Form of Preferred Security Certificate for PLC Capital Trust IV (included as Exhibit A-1 of Exhibit 4(l)).
*4(n)	Form of Guarantee with respect to Preferred Securities of PLC Capital Trust IV filed as Exhibit 4(x) to the Company's Registration Statement on Form S-3 filed July 8, 1997 (No. 333-30905).
*4(o)	Certificate of Trust of PLC Capital Trust V filed as Exhibit 4(cc) to the Company's Registration Statement on Form S-3 filed May 5, 2003 (No. 333-105003).

*incorporated by reference

†Management contract or compensatory plan or arrangement

*4(p)	Declaration of Trust of PLC Capital Trust V filed as Exhibit 4(ee) to the Company's Registration Statement on Form S-3 filed May 5, 2003 (No. 333-105003).
*4(q)	Amended and Restated Declaration of Trust of PLC Capital Trust V filed as Exhibit 4.2 to the Company's Current Report on Form 8-K filed on January 28, 2004.
*4(r)	Form of Preferred Security Certificate for PLC Capital Trust V (included as Exhibit A-1 of Exhibit 4(q)).
*4(s)	Preferred Securities, Guarantee Agreement, dated January 27, 2004, with respect to Preferred Securities issued by PLC Capital Trust V filed as Exhibit 4.4 to the Company's Current Report on Form 8-K filed January 28, 2004.
*10(a)†	The Company's Annual Incentive Plan (effective as of January 1, 2002) filed as Exhibit 10(a) to the Company's Current Report on Form 8-K filed March 10, 2005.
*10(b)†	The Company's Long-Term Incentive Plan as amended and restated as of May 5, 2003, filed as Exhibit 10 to the Company's Quarterly Report on Form 10-Q filed May 15, 2003.
*10(b)(1)†	Form of Performance Share Award Letter under the Company's Long-Term Incentive Plan filed as Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q filed November 9, 2004.
*10(b)(2)†	Form of Performance Share Award Letter for Senior Officers under the Company's Long-Term Incentive Plan filed as Exhibit 10(b)(1) to the Company's Current Report on Form 8-K filed March 10, 2005.
*10(b)(3)†	Form of Stock Appreciation Rights Award Letter under the Company's Long-Term Incentive Plan filed as Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q filed November 9, 2004.
*10(b)(4)†	Form of Stock Appreciation Rights Award Letter for Senior Officers under the Company's Long-Term Incentive Plan filed as Exhibit 10(b)(2) to the Company's Current Report on Form 8-K filed March 10, 2005.
*10(b)(5)†	Form of Stock Appreciation Rights Award Letter for under the Company's Long-Term Incentive Plan filed as Exhibit 10(b)(3) to the Company's Current Report on Form 8-K filed March 10, 2005.
*10(c)†	Excess Benefit Plan filed as Exhibit 10(d) to the Company's Quarterly Report on Form 10-Q filed November 9, 2004.
*10(d)†	Form of Indemnity Agreement for Directors filed as Exhibit 19.1 to the Company's Quarterly Report on Form 10-Q filed August 14, 1986.
*10(d)(1)†	Form of Indemnity Agreement for Officers filed as Exhibit 10(d)(1) to the Company's Annual Report on Form 10-K for the year ended December 31, 1996.
*10(e)†	Form of the Company's Employment Continuation Agreement (Executives) filed as Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q filed May 10, 2004.

*incorporated by reference

†Management contract or compensatory plan or arrangement

*10(e)(1) †	Form of the Company's Employment Continuation Agreement (Senior Officers) filed as Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q filed May 10, 2004.
*10(f) †	The Company's Deferred Compensation Plan for Directors Who Are Not Employees of the Company as amended through March 3, 1997, filed as Exhibit 10(e) to the Company's Quarterly Report on Form 10-Q filed May 14, 1997.
*10(f)(1) †	Amendment to the Company's Deferred Compensation Plan for Directors who are not Employees of the Company effective as of November 4, 2002, filed as Exhibit 10(f)(1) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002.
*10(g) †	The Company's Deferred Compensation Plan for Officers as amended through March 3, 1997, filed as Exhibit 10(d) to the Company's Quarterly Report on Form 10-Q filed May 14, 1997.
*10(g)(1) †	Amendment to the Company's Deferred Compensation Plan for Officers effective as of February 5, 2001, filed as Exhibit 10(g)(1) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002.
*10(g)(2) †	Amendment to the Company's Deferred Compensation Plan for Officers effective as of November 4, 2002, filed as Exhibit 10(g)(2) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002.
*10(h) †	The Company's 1996 Stock Incentive Plan as amended through March 3, 1997, filed as Exhibit 10(c) to the Company's Quarterly Report on Form 10-Q filed May 14, 1997.
*10(h)(1) †	The Company's specimen letter confirming grants under the Company's 1996 Stock Incentive Plan, filed as Exhibit 10(2) to the Company's Quarterly Report on Form 10-Q filed November 13, 1996.
*10(i) †	Stock Plan for Non-Employee Directors of Protective Life Corporation filed as Exhibit 10 to the Company's Quarterly Report on Form 10-Q filed August 9, 2004.
*10(j)	Amended and Restated Credit Agreement among Protective Life Corporation, Protective Life Insurance Company, the several lenders from time to time party thereto, AmSouth Bank and Wachovia Capital Markets, LLC, dated as of July 30, 2004 filed as Exhibit 10(c) to the Company's Quarterly Report on Form 10-Q filed November 9, 2004.
*10(k)	Reference is made to Exhibit 2(a) above, filed as Exhibit 10(j) to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.
*10(l)	Reference is made to Exhibit 2(b) above, filed as Exhibit 10(k) to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.
*10(m)	Lease Agreement dated as of February 1, 2000, between Wachovia Capital Investments, Inc. and the Company, filed as Exhibit 10(l) to the Annual Report on Form 10-K for the year ended December 31, 2002.

*incorporated by reference

†Management contract or compensatory plan or arrangement

*10(m)(l)	First Amendment to Lease Agreement dated as of October 31, 2001, between Wachovia Capital Investments, Inc. and the Company, filed as Exhibit 10(l)(l) to the Annual Report on Form 10-K for the year ended December 31, 2002.
*10(n)	Investment and Participation Agreement dated as of February 1, 2000, among the Company and Wachovia Capital Investments, Inc., filed as Exhibit 10(m) to the Annual Report on Form 10-K for the year ended December 31, 2002.
*10(n)(1)	First Amendment to Investment and Participation Agreement and Lease Agreement dated as of November 30, 2002, among the Company, Wachovia Capital Investments, Inc., and SunTrust Bank and LaSalle Bank National Association, filed as Exhibit 10(m)(1) to the Annual Report on Form 10-K for the year ended December 31, 2002.
*10(n)(2)	Second Amendment to Investment and Participation Agreement and Lease Agreement dated as of March 11, 2002 among the Company, Wachovia Capital Investments, Inc., and SunTrust Bank and LaSalle Bank National Association, filed as Exhibit 10(m)(2) to the Annual Report on Form 10-K for the year ended December 31, 2002.
*10(n)(3)	Third Amendment to Investment and Participation Agreement and Lease Agreement dated as of July 22, 2002 among the Company, Wachovia Capital Investments, Inc., and SunTrust Bank and LaSalle Bank National Association, filed as Exhibit 10(m)(3) to the Annual Report on Form 10-K for the year ended December 31, 2002.
21	Organization Chart of the Company and Affiliates.
23	Consent of PricewaterhouseCoopers LLP.
24	Powers of Attorney.
31(a)	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31(b)	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32(a)	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32(b)	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99	Safe Harbor for Forward-Looking Statements.

---

*incorporated by reference

†Management contract or compensatory plan or arrangement

SCHEDULE II - CONDENSED FINANCIAL INFORMATION OF REGISTRANT STATEMENTS OF INCOME PROTECTIVE LIFE CORPORATION (Parent Company)

	Years Ended December 31		
	2004	2003	2002
		(in thousands)	
Revenues			
Dividends from subsidiaries*	$ 1,665	$ 8,917	$ 5,007
Service fees from subsidiaries*	109,896	104,245	97,045
Net investment income	1,273	8,278	9,117
Realized investment gains (losses)	23,531	(4,399)	21,612
Other income (loss)	136	682	(328)
Total revenues	136,501	117,723	132,453
Expenses			
Operating and administrative	81,065	95,199	58,428
Interest – subsidiaries*	22,168	16,327	15,227
Interest – other	20,444	26,285	24,960
Total expenses	123,677	137,811	98,615
Income (loss) before income tax and other items below	12,824	(20,088)	33,838
Income tax expense (benefit)	(120)	(10,866)	6,173
Income before equity in undistributed income of subsidiaries	12,944	(9,222)	27,665
Equity in undistributed income of subsidiaries*	237,437	226,272	149,690
Net income before cumulative effect of change in accounting principle	250,381	217,050	177,355
Cumulative effect of change in accounting principle, net of income tax	(15,801)	0	0
Net income	$234,580	$217,050	$177,355

See Notes to Condensed Financial Information.

*Eliminated in consolidation.

SCHEDULE II - CONDENSED FINANCIAL INFORMATION OF REGISTRANT BALANCE SHEETS PROTECTIVE LIFE CORPORATION (Parent Company)

	December 31	
	2004	2003
	(in thousands)	
Assets		
Investments:		
Fixed maturities	$ 2,390	$ 1,433
Other long-term investments	32,489	20,402
Short-term investments	830	651
Investments in subsidiaries (equity method)*	2,917,044	2,666,301
Total investments	2,952,753	2,688,787
Cash	0	484
Accrued investment income	44	0
Receivables from subsidiaries*	19,909	10,604
Property and equipment, net	1,060	1,287
Other	55,294	43,198
	$3,029,060	$2,744,360
Liabilities		
Accrued expenses and other liabilities	$ 64,863	$ 63,766
Accrued income taxes	(4,457)	(41,913)
Deferred income taxes	33,033	44,298
Long-term debt	444,551	454,415
Subordinated debt securities	324,743	221,650
Total liabilities	862,733	742,216
Commitments and contingent liabilities – Note 5		
Share-owners' equity		
Preferred stock		
Junior participating cumulative preferred stock		
Common stock	36,626	36,626
Additional paid-in capital	426,927	418,351
Treasury stock	(13,632)	(15,275)
Stock held in trust	0	(2,788)
Unallocated stock in employee stock ownership plan	(1,989)	(2,367)
Retained earnings (including undistributed income of subsidiaries: 2004 - $1,681,091; 2003 - $1,440,150)	1,422,084	1,235,012
Accumulated other comprehensive income		
Net unrealized gains on investments (all from subsidiaries, net of income tax: 2004 - $154,913; 2003 - $177,642)	287,695	329,907
Accumulated gain – hedging (net of income tax: 2004 - $4,639; 2003 - $1,442)	8,616	2,678
Total share-owners' equity	2,166,327	2,002,144
	$3,029,060	$2,744,360

See Notes to Condensed Financial Information.

*Eliminated in consolidation.

SCHEDULE II - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF CASH FLOWS
PROTECTIVE LIFE CORPORATION
(Parent Company)

	Year Ended December 31		
	2004	2003	2002
	(dollars in thousands)		
Cash flows from operating activities			
Net income	$234,580	$ 217,050	$ 177,355
Adjustments to reconcile net income to net cash provided by operating activities:			
Realized investment (gains) losses	2,466	8,700	(11,403)
Equity in undistributed net income of subsidiaries*	(237,437)	(226,272)	(149,690)
Deferred income taxes	(10,120)	3,029	31,127
Accrued income taxes	40,790	(7,396)	(17,180)
Accrued expenses	(2,448)	16,262	2,787
Accrued investment income	(44)		
Receivables from subsidiaries	(9,305)	(3,620)	5,187
Other (net)	(17,728)	(5,661)	(6,772)
Net cash provided by operating activities	754	2,092	31,411
Cash flows from investing activities			
Purchase of and/or additional investments in subsidiaries*	(53,352)	(23,437)	(68,272)
Purchase of fixed assets		(222)	(1,275)
Principal payments received on loan to subsidiaries*		2,000	4,000
Purchases of investments	(5,293)		
Sales of investments	991		
Proceeds from other long-term investments	2,650	7,940	5,618
Change in short-term investments	(179)	454	(1,095)
Net cash used in investing activities	(55,183)	(13,265)	(61,024)
Cash flows from financing activities			
Borrowings under line of credit arrangements and long-term debt	407,400	442,700	69,000
Principal payments on line of credit arrangements and long-term debt	(417,264)	(387,451)	(39,102)
Issuance of guaranteed preferred beneficial interests	103,093		115,000
Redemption of guaranteed preferred beneficial interests			(75,000)
Purchase of common stock		(371)	(882)
Purchase of treasury stock			(828)
Dividends to share owners	(47,508)	(43,399)	(40,511)
Other financing activities	8,224		
Net cash provided by financing activities	53,945	11,479	27,677
Increase (decrease) in cash	(484)	306	(1,936)
Cash at beginning of year	484	178	2,114
Cash at end of year	$ 0	$ 484	$ 178

See Notes to Condensed Financial Information.

*Eliminated in consolidation.

SCHEDULE II - CONDENSED FINANCIAL INFORMATION OF REGISTRANT PROTECTIVE LIFE CORPORATION (Parent Company)

NOTES TO CONDENSED FINANCIAL STATEMENTS

The Company publishes consolidated financial statements that are its primary financial statements. Therefore, these parent company condensed financial statements are not intended to be the primary financial statements of the Company, and should be read in conjunction with the consolidated financial statements and notes thereto of Protective Life Corporation and subsidiaries.

NOTE 1 – RECENTLY ISSUED ACCOUNTING STANDARDS/CHANGE IN ACCOUNTING PRINCIPLE

In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AcSEC) issued Statement of Position 03-1 "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (SOP 03-1). SOP 03-1 provides guidance related to the establishment of reserves for benefit guarantees provided under certain long-duration contracts, as well as the accounting for mortality benefits provided in certain universal life products. In addition, it addresses the capitalization and amortization of sales inducements to contract holders. The SOP was effective January 1, 2004 and was adopted through an adjustment for the cumulative effect of change in accounting principle originally amounting to $10.1 million (net of $5.5 income tax). During the third quarter of 2004, AcSEC issued a Technical Practice Aid (TPA) which provided additional interpretive guidance on applying certain provisions of the SOP. As a result of this additional guidance, the Company restated its cumulative effect charge as of January 1, 2004 to record an additional expense of $5.7 million (net of $3.1 income tax). The following table presents the results for the first quarter of 2004 as originally reported and as adjusted for the addition to the cumulative effect adjustment.

	Three Months Ended March 31, 2004 As Reported	Adoption of TPA	Three Months Ended March 31, 2004 Restated
Net income before cumulative effect of change in accounting principle	$ 65,305		$ 65,305
Cumulative effect of change in accounting principle, net of tax	(10,128)	$(5,673)	(15,801)
Net income	$ 55,177	$(5,673)	$ 49,504

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" (SFAS 123(R)). SFAS 123(R) is a revision of SFAS 123, which was originally issued by the FASB in 1995. SFAS 123(R) will become effective for the Company in the third quarter of 2005. As originally issued, SFAS 123 provided companies with the option to either record expense for share-based payments under a fair value model, or to simply disclose the impact of the expense. SFAS 123(R) requires companies to measure the cost of share-based payments to employees using a fair value model, and to recognize that cost over the relevant service period. In addition, SFAS 123(R) requires that an estimate of future award forfeitures be made at the grant date, while SFAS 123 permitted recognition of forfeitures on an as incurred basis. When SFAS 123 was originally issued, the Company elected to recognize the cost of its share-based compensation plans in its financial statements. The Company is currently evaluating the provisions of SFAS 123 (R), but does not anticipate that adoption of this standard will have a material impact on its financial position or results of operations.

NOTE 2 - DEBT

At December 31, 2004, the Company had no borrowings under its $200 million line of credit arrangements. $9.9 million of 7.45% Medium-Term Notes due 2011, $34.7 million of 8.25% Senior Notes due 2030, $250.0 million of 4.30% Senior Notes due 2013, $150.0 million of 4.875% Senior Notes due 2014, $103.1 million of subordinated debentures due 2031, $118.6 million of subordinated debentures due 2032, and $103.1 million of subordinated debentures due 2034, were outstanding at December 31, 2004. The subordinated debentures were issued to affiliates in connection with the issuance by such affiliates of Trust Originated Preferred Securities.

*Eliminated in consolidation.

NOTE 3 - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2004	2003	2002
Cash paid during the year for:			
Interest paid to non-affiliates	$ 23,526	$28,006	$17,710
Interest paid for subordinated debt securities*	22,168	16,327	15,227
	$ 45,694	$44,333	$32,937
Income taxes (reduced by amounts received from affiliates under a tax sharing agreement)	$(29,983)		$ 7,000
Noncash investing and financing activities			
Reinsurance of treasury stock to ESOP	$ 888	$ 877	$ 59
Change in unallocated stock in ESOP	$ 378	$ 410	$ 540
Stock-based compensation	$9,331	$10,204	$ 3,239

NOTE 4 – OPERATING EXPENSES

In 2003, the Company incurred $27.5 million of expenses related to the payment of claims in the Company's Corporate and Other segment. In 2004, the Company incurred an additional $13.9 million related to the payment of claims in the Company's Corporate and Other segment.

NOTE 5 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company is contingently liable to obtain a $20 million letter of credit under indemnity agreements with its directors. Such agreements provide insurance protection in excess of the directors' and officers' liability insurance in force at the time up to $20 million. Should certain events occur constituting a change in control of the Company, the Company must obtain the letter of credit upon which directors may draw for defense or settlement of any claim relating to performance of their duties as directors. The Company has similar agreements with certain of its officers providing up to $10 million in indemnification that are not secured by the obligation to obtain a letter of credit.

The Company leases administrative and marketing office space in approximately 25 cities including Birmingham, with most leases being for periods of three to ten years. The aggregate annualized rent is approximately $6.0 million. Additionally, the Company leases a building contiguous to its home office which expires in February 2007. Lease payments in 2005 and 2006 approximate $1.7 million per year. At the end of the lease term the Company may purchase the building for approximately $75 million.

Under insurance guaranty fund laws, in most states insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The Company does not believe such assessments will be materially different from amounts already provided for in the financial statements. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

A number of civil jury verdicts have been returned against insurers and other providers of financial services involving sales practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or persons with whom the insurer does business, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive and non-economic compensatory damages. In some states, juries, judges, and arbitrators have substantial discretion in awarding punitive and non-economic compensatory damages which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very little appellate review. In addition, in some class action and other lawsuits, companies have made material settlement payments. The Company, like other financial service companies, in the ordinary course of business, is involved in such litigation and in arbitration. Although the outcome of any such litigation or arbitration cannot be predicted, the Company believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

*Eliminated in consolidation.

SCHEDULE III - SUPPLEMENTARY INSURANCE INFORMATION
PROTECTIVE LIFE CORPORATION AND SUBSIDIARIES
(in thousands)

COL. A	COL. B	COL. C	COL. D	COL. E	COL. F	COL. G	COL. H	COL. I	COL. J
Segment	Deferred Policy Acquisition Costs	Future Policy Benefits and Claims	Unearned Premiums	Stable Value Products, Annuity Contracts and Other Policyholders' Funds	Net Premiums and Policy Fees	Net Investment Income[1]	Benefits and Settlement Expenses	Amortization of Deferred Policy Acquisitions Costs	Other Operating Expenses[1]
Year Ended									
December 31, 2004:									
Life Marketing	$1,262,637	$ 5,794,434	$ 43,500	$ 64,247	$208,682	$ 238,193	$ 274,584	$ 58,970	$ 42,119
Acquisitions	337,372	3,136,525	309	834,675	204,332	232,499	287,356	28,652	35,795
Annuities	81,251	772,440	8,861	2,669,776	30,341	210,888	183,271	32,271	23,159
Stable Value Products	18,301			5,377,917		268,184	205,168	3,480	6,377
Asset Protection	113,918	181,722	584,202	5,603	207,938	30,939	121,007	72,273	62,994
Corporate and Other	8,493	90,883	29,617	225,916	47,359	103,514	59,051	4,484	102,363
Adjustments[2]		38,102	71						
Total	$1,821,972	$10,014,106	$666,560	$9,178,134	$698,652	$1,084,217	$1,130,437	$200,130	$272,807
Year Ended									
December 31, 2003:									
Life Marketing	$1,185,102	$4,846,032	$ 1,854	$ 62,641	$198,653	$ 231,238	$ 253,785	$ 66,078	$ 10,832
Acquisitions	385,042	3,185,708	354	917,401	213,912	246,143	291,768	32,690	43,087
Annuities	101,096	593,119	5,329	2,618,571	26,265	224,332	197,955	38,196	28,765
Stable Value Products	7,186			4,520,955		233,104	186,565	2,279	5,349
Asset Protection	128,833	199,268	718,405	6,255	244,769	36,652	142,166	80,320	80,980
Corporate and Other	10,731	76,843	2,172	189,969	52,278	59,283	79,335	5,544	86,419
Adjustments[2]		47,161	76	191					
Total	$1,817,990	$8,948,131	$728,190	$8,315,983	$735,877	$1,030,752	$1,151,574	$225,107	$255,432
Year Ended									
December 31, 2002:									
Life Marketing					$220,184	$ 209,002	$ 228,224	$117,836	$ 13,948
Acquisitions					224,485	252,147	301,401	35,245	46,525
Annuities					25,826	220,447	186,107	24,669	30,660
Stable Value Products						246,098	196,576	2,304	4,946
Asset Protection					286,129	41,879	204,069	75,108	94,443
Corporate and Other					53,697	53,380	50,708	12,500	72,376
Total					$810,321	$1,022,953	$1,167,085	$267,662	$262,898

(1) Allocations of Net Investment Income and Other Operating Expenses are based on a number of assumptions and estimates and results would change if different methods were applied.

(2) Balance Sheet adjustments represent the inclusion of assets related to discontinued operations.

SCHEDULE IV - REINSURANCE
PROTECTIVE LIFE CORPORATION AND SUBSIDIARIES
(dollars in thousands)

COL. A	COL. B	COL. C	COL. D	COL. E	COL. F
	Gross Amount	**Ceded to Other Companies**	**Assumed from Other Companies**	**Net Amount**	**Percentage of Amount Assumed to Net**
Year Ended December 31, 2004:					
Life insurance in force	$379,588,512	$354,015,938	$29,448,143	$55,020,717	53.5%
Premiums and policy fees:					
Life insurance	$ 1,218,899	$ 959,643	$ 219,917	$ 479,173	45.9
Accident/health insurance	113,367	60,560	25,461	78,268	32.5
Property and liability insurance	236,048	122,441	27,604	141,211	19.5
Total	$ 1,568,314	$ 1,142,644	$ 272,982	$ 698,652	
Year Ended December 31, 2003:					
Life insurance in force	$324,318,517	$292,740,795	$22,176,303	$53,754,025	41.3
Premiums and policy fees:					
Life insurance	$ 1,028,053	$ 781,776	$ 247,592	$ 493,869	50.1
Accident/health insurance	99,023	61,644	59,633	97,012	61.5
Property and liability insurance	170,322	91,015	65,688	144,995	45.3
Total	$ 1,297,398	$ 934,435	$ 372,913	$ 735,876	
Year Ended December 31, 2002:					
Life insurance in force	$248,994,479	$219,025,215	$21,523,110	$51,492,374	41.8
Premiums and policy fees:					
Life insurance	$ 854,813	$ 545,976	$ 235,198	$ 544,035	43.2
Accident/health insurance	103,858	61,512	44,337	86,683	51.1
Property and liability insurance	194,601	143,908	110,543	161,236	68.6
Total	$ 1,153,272	$ 751,396	$ 390,078	$ 791,954	

SCHEDULE V – VALUATION ACCOUNTS
PROTECTIVE LIFE CORPORATION AND SUBSIDIARIES
(dollars in thousands)

COL. A	COL. B	COL. C Additions		COL. D	COL. E
Description	Balance at beginning of period	(1) Charged to costs and expenses	(2) Charges to other accounts	Deductions	Balance at end of period
2004					
Allowance for Uncollected Reinsurance Receivable	$ 6,462	$0	$0	$ 6,462	$ 0
2003					
Allowance for Uncollected Reinsurance Receivable	$24,833	$0	$0	$18,371	$6,462

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTECTIVE LIFE CORPORATION

By: /s/ John D. Johns
John D. Johns
Chairman of the Board, President
and Chief Executive Officer
March 15, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature	Capacity in Which Signed	Date
/s/ John D. Johns JOHN D. JOHNS	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer) and Director	March 15, 2005
/s/ Allen W. Ritchie ALLEN W. RITCHIE	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 15, 2005
/s/ Steven G. Walker STEVEN G. WALKER	Senior Vice President, Controller, and Chief Accounting Officer (Principal Accounting Officer)	March 15, 2005
* JOHN J. MCMAHON, JR.	Director	March 15, 2005
* JAMES S. M. FRENCH	Director	March 15, 2005
* DONALD M. JAMES	Director	March 15, 2005
* J. GARY COOPER	Director	March 15, 2005
* H. CORBIN DAY	Director	March 15, 2005

* W. MICHAEL WARREN, JR.	Director	March 15, 2005
* MALCOLM PORTERA	Director	March 15, 2005
* THOMAS L. HAMBY	Director	March 15, 2005
* VANESSA LEONARD	Director	March 15, 2005
* WILLIAM A. TERRY	Director	March 15, 2005

*John D. Johns, by signing his name hereto, does sign this document on behalf of each of the persons indicated above pursuant to powers of attorney duly executed by such persons and filed with the Securities and Exchange Commission.

By: /s/ John D. Johns
JOHN D. JOHNS
Attorney-in-fact

QUARTERLY STOCK PRICES AND DIVIDENDS

The Common Stock of Protective Life Corporation is traded on the New York Stock Exchange under the symbol PL. The following table sets forth the highest and lowest closing prices and the amount of cash dividends per share of Protective Life Corporation Common Stock each quarter of 2004 and 2003.

2004 MARKET PRICE PER SHARE

QUARTER	HIGH	LOW	DIVIDENDS PER SHARE
1st	$38.25	$33.94	$ .16
2nd	$39.14	$35.49	$ .175
3rd	$40.39	$35.84	$ .175
4th	$42.92	$36.60	$ .175

2003 MARKET PRICE PER SHARE

QUARTER	HIGH	LOW	DIVIDENDS PER SHARE
1st	$29.27	$24.71	$ .15
2nd	$30.14	$25.99	$ .16
3rd	$30.75	$26.84	$ .16
4th	$34.22	$30.47	$ .16

Stock Transfer Agent

The Bank of New York
Telephone: (800) 524-4458
Email: shareowner-svcs@bankofny.com
Internet: http://stock.bankofny.com

General Correspondence

The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286-1258

Certificate Transfers/Address Changes

The Bank of New York
Receive and Deliver Department
P.O. Box 11002
Church Street Station
New York, NY 10286-1002

Dividend Reinvestment

The Bank of New York
Dividend Reinvestment Department
P.O. Box 1958
Newark, NJ 07101-9774

CORPORATE INFORMATION

Corporate Headquarters
Protective Life Corporation
2801 Highway 280 South
Birmingham, AL 35223
Telephone: (205) 268-1000

Internet Address

http://www.protective.com

Trading Market

New York Stock Exchange

Trading Symbols

Common Stock - PL
7.5% Trust Originated Preferred Securities - PL PrS
7.25% Trust Originated Preferred Securities - PL PrA
6.125% Trust Originated Preferred Securities - PL PrB

Annual Meeting

Monday, May 2, at 10:00 a.m., Central Standard Time at Protective Life Corporation headquarters.

Investor Relations

Security analysts, investment professionals and share owners should direct their inquiries to:

Mr. John D. Johns
Chairman of the Board, President and
Chief Executive Officer

Mr. Allen W. Ritchie
Executive Vice President and Chief Financial Officer

Mr. William L. Wann, Jr.
Vice President, Corporate Finance/Investor Relations

Protective Life Corporation
P.O. Box 2606
Birmingham, AL 35202
Telephone: (205) 268-1000
FAX: (205) 268-5547

Independent Accountants

PricewaterhouseCoopers LLP


Protective

PROTECTIVE LIFE CORPORATION
POST OFFICE BOX 2606
BIRMINGHAM, AL 35202
www.protective.com